
13001037

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended November 30, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from________to________

Commission File Number: 0-15175

ADOBE SYSTEMS INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	**77-0019522**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

345 Park Avenue, San Jose, California 95110-2704
(Address of principal executive offices and zip code)

(408) 536-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.0001 par value per share	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer, "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐(Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock, $0.0001 par value per share, held by non-affiliates of the registrant on June 1, 2012, the last business day of the registrant's most recently completed second fiscal quarter, was $12,526,183,922 (based on the closing sales price of the registrant's common stock on that date). Shares of the registrant's common stock held by each officer and director and each person who owns 5% or more of the outstanding common stock of the registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. As of January 18, 2013, 498,790,943 shares of the registrant's common stock, $0.0001 par value per share, were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2013 Annual Meeting of Stockholders (the "Proxy Statement"), to be filed within 120 days of the end of the fiscal year ended November 30, 2012, are incorporated by reference in Part III hereof. Except with respect to information specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed as part hereof.

ADOBE SYSTEMS INCORPORATED
FORM 10-K

TABLE OF CONTENTS

Forward-Looking Statements

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements, including statements regarding product plans, future growth and market opportunities which involve risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Risk Factors" in Part I, Item 1A of this report. You should carefully review the risks described herein and in other documents we file from time to time with the Securities and Exchange Commission ("the SEC"), including our Quarterly Reports on Form 10-Q to be filed in 2013. When used in this report, the words "will," "expects," "could," "would," "may," "anticipates," "intends," "plans," "believes," "seeks," "targets," "estimates," "looks for," "looks to," "continues" and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. You should not place undue reliance on these forward-looking statements which speak only as of the date of this Annual Report on Form 10-K. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this document.

PART I

ITEM 1. BUSINESS

Founded in 1982, Adobe Systems Incorporated is one of the largest and most diversified software companies in the world. We offer a line of software and services used by creative professionals, marketers, knowledge workers, application developers, enterprises and consumers for creating, managing, delivering, measuring, optimizing and engaging with compelling content and experiences across multiple operating systems, devices and media. We market and license our software directly to enterprise customers through our sales force and to end users through app stores and our own website at www.adobe.com. We also distribute our products through a network of distributors, value-added resellers ("VARs"), systems integrators, independent software vendors ("ISVs"), retailers and original equipment manufacturers ("OEMs"). In addition, we license our technology to hardware manufacturers, software developers and service providers for use in their products and solutions. We offer some of our products via a Software-as-a-Service ("SaaS") model (also known as a hosted or "cloud-based" model) as well as through term subscription and pay-per-use models. Our software runs on personal computers ("PCs") and server-based computers, as well as on smartphones, tablets and other devices, depending on the product. We have operations in the Americas, Europe, Middle East and Africa ("EMEA") and Asia-Pacific ("APAC"). *See Note 18 of our Notes to Consolidated Financial Statements for further geographical information.*

Adobe was originally incorporated in California in October 1983 and was reincorporated in Delaware in May 1997. We maintain executive offices and principal facilities at 345 Park Avenue, San Jose, California 95110-2704. Our telephone number is 408-536-6000. We maintain a website at www.adobe.com. Investors can obtain copies of our SEC filings from this site free of charge, as well as from the SEC website at www.sec.gov. The information posted to our website is not incorporated into this Annual Report on Form 10-K.

BUSINESS OVERVIEW

For 30 years, innovation in Adobe software and technologies has transformed how individuals, businesses and governments communicate and interact with their constituents. Across the markets we serve, Adobe helps its customers create and deliver the most compelling content and interactive experiences in a streamlined workflow, and optimize those experiences and marketing activities for greater return on investment. Our solutions turn ordinary interactions into compelling and valuable digital experiences, across media and devices, anywhere, anytime.

While we continue to market and license a broad portfolio of products and solutions, we focus our greatest business investment in two strategic growth areas:

Digital Media—providing tools, services and solutions that enable individuals, small businesses and enterprises to create, publish, promote and monetize their content anywhere. Our customers include traditional content creators, web designers, app developers and digital media professionals, as well as their management in marketing departments and agencies, companies and publishers. This is the core of what we have delivered for over 20 years, but we are evolving rapidly to provide these customers with a more complete and integrated workflow across the variety of new devices, formats and business models that continue to emerge.

Digital Marketing—providing solutions and services for how digital advertising and marketing campaigns are created, managed, executed, measured and optimized. Our customers include digital marketers, advertisers, publishers, merchandisers, web analysts, chief marketing officers and chief revenue officers. We process over a trillion web transactions a quarter via SaaS, providing our customers with analytics, social, targeting, media optimization and experience management solutions This complements our digital media franchise, bringing together the art of creating content with monetization and the science of measuring and optimizing it, enabling our customers to achieve optimal business outcomes.

To capitalize on the potential in these two market areas, we made several significant changes in key areas of our business during the past two years. We have made investments to increase the deployment of some of our products through new SaaS models, and to offer a new subscription model for our creative products. We believe these business model changes allow us to target new users, as well as increase the amount of recurring revenue we generate as a percent of our total revenue, thus creating the potential for our business to be more predictable.

We have also invested in the development of new products that address emerging customer needs in these two market areas and represent new revenue sources. In addition, we made several acquisitions during the past two years to broaden the scope of our solutions. We believe the new products we are bringing to market, combined with products and technologies we have acquired, will make our Digital Media and Digital Marketing solutions more compelling to our customers.

While we have increased our investments in certain products areas, we have also reduced our focus on certain products. The cost savings resulting from the reduced focus on certain product areas has been redeployed as we continue to invest into research and development and sales and marketing to drive higher growth potential in our two focus areas.

Because of this transformation we have undertaken, as we enter fiscal year 2013 we believe we are uniquely positioned to be a leader in both the Digital Media and Digital Marketing categories where our mission to change the world through digital experiences resonates well with customers.

PRODUCTS AND SERVICES OVERVIEW

This overview is organized by our three reportable segments: Digital Media, Digital Marketing, and Print and Publishing. For each segment, we provide an explanation of our market opportunities, a review of our segment results, and a discussion of our strategies to address our market opportunities in fiscal 2013 and beyond. *See Note 18 of our Notes to Consolidated Financial Statements for further segment information.*

Digital Media Segment

Digital Media Opportunity

We believe we are at a key inflection point in the history of digital communications. A convergence of major trends is occurring, which in turn is driving changes in consumer behavior and expectations. These trends include the rise in use of smartphones and tablets, increased internet access speeds, new business models driven by online commerce and app stores, the increase in media and entertainment made available online, the impact of online social communities, and software delivery transitioning from prior PC delivery models to cloud-based services.

These trends and changes are having a profound impact on our customers, who are interacting with content on a daily basis and want to regularly share and collaborate with colleagues and clients. Adobe customers, large and small, are rethinking their online presence, addressing concerns such as how to make a site more dynamic, how to manage visitors from both PCs and mobile devices, whether to invest in web browser-based applications or create individual mobile apps, and how to transition from legacy content delivery methods to new models which offer new revenue streams. For our customers, these challenges create a great deal of complexity in their workflows and cost structures. For Adobe, these challenges and complexities our customers face are expanding the size of the markets we can target.

We realigned our company entering fiscal 2012 and created our Digital Media business unit to address these opportunities as we believed these market conditions presented significant opportunities for Adobe to rapidly deliver product innovation, access new market segments, increase engagement with our customers, transition our business to promote a recurring revenue model, and accelerate our revenue growth. Our goal is to be the leading provider of tools and services that allow individuals, small businesses and enterprises to create, publish, promote and monetize their content anywhere.

The flagship of our Digital Media business is Adobe Creative Cloud, which is an ongoing membership service that lets our customers download and install the latest version of any of our Adobe Creative Suite desktop products, and other creative software like Adobe Photoshop Lightroom and new HTML version 5 ("HTML5") based products and services. Creative Cloud members also get online services to sync, store, and share files, participate in creative communities, receive product training, as well as publish digital magazines to the iPad, develop mobile applications, and create and manage websites. We believe Creative Cloud is redefining the creative process and becoming a destination place where our creative customers can obtain everything they need to create, collaborate on and deliver engaging digital content.

The cornerstone of Creative Cloud is our Creative Suite family of products. Consisting of sixteen individual products and four suites that contain different combinations of these products, we focus on the needs of creative professional customers, which include graphic designers, production artists, web designers and developers, user interface designers, writers, videographers, motion graphic artists, prepress professionals, video game developers, mobile application developers, students and administrators. They use and rely on our solutions for publishing, web design and development, video and animation production, mobile app and gaming development and document creation and collaboration. They work in businesses ranging from large publishers, media companies and global enterprises, to smaller design agencies, small and medium-sized businesses and individual freelancers.

Our creative products are used by creative professionals to create much of the printed and on-line information people see, read and interact with every day, including newspapers, magazines, websites, mobile apps, catalogs, advertisements, brochures, product documentation, books, memos, reports and banners. Our tools are also used to create and enhance visually rich content, including video, animation and mobile content, that is created by multimedia, film, television, audio and video producers who work in advertising, web design, music, entertainment, corporate and marketing communications, product design, user interface design, sales training, printing, architecture and fine arts. Knowledge workers, educators, hobbyists and high end consumers also use our creative products to create and deliver content that is of professional level quality.

We believe the innovation we deliver in the tools and solutions our customers use enables the future of digital media. Our creative solutions are mission-critical to customers such as publishers, advertisers and media companies; they rely on Adobe tools and technologies to create highly compelling content, deliver it across diverse media and devices, and then optimize it through systematic targeting and measurement. For example:

- Publishers around the world are striving to embrace the digital age to build distinctive brands, develop sustainable business strategies, achieve greater profitability, and deliver optimized content to fragmented audiences on an expanding array of smartphones, tablets, e-readers, and other devices. Their audiences seek compelling, media-rich experiences, wherever they go, using their preferred devices. The advent of app stores is enabling publishers to reach these audiences in easy, more effective and affordable ways, through the delivery of apps and content via online subscription services to their readers and customers.

- Advertisers face an ever-shifting media landscape. Traditional media are giving way to the emergence of new digital channels such as mobile devices and social networks. Customers have greater choice in where they go for their preferred brands, making it harder for marketers to keep audiences engaged. Successful advertising increasingly requires compelling content and greater focus on data and analytics than ever before in order to optimize advertising for improved targeting and higher returns.

The challenges facing customers such as these not only exist in how they create and deliver their content, but also in how they manage, measure and optimize their content. Adobe's value proposition extends beyond our historical focus on content creation to other critical aspects of our customers' workflow, with how we can integrate the capabilities of our analytics and web optimization solutions, as well as our other digital marketing solutions. These are discussed later in the "Digital Marketing Opportunity" section.

In the second quarter of fiscal 2011, we released CS5.5. At that time we also introduced a monthly subscription offering. This lower upfront fee, as opposed to the higher upfront perpetual license fee, provides cost-sensitive new users access to our products, as well as enabled users of older versions of our products to migrate to the latest versions at a lower upfront cost. The subscription offering also enabled users to have immediate access to software updates and new innovations that we implemented in our creative products in between release dates of the products.

Given our success in attracting new and existing customers to our initial subscription offering, combined with our offering of cloud-based services as a means to deliver more value to our users, we announced Creative Cloud in October 2011 and in the second quarter of fiscal 2012, we delivered the initial release of our new Creative Cloud subscription offering. As part of Creative Cloud, we also delivered Creative Suite 6 ("CS6"), which is the newest release of our creative toolset. CS6 provides numerous feature enhancements, particularly in the areas of mobile device content creation, website development with new HTML5 capabilities, digital imaging, digital publishing for tablets and product performance. Customers obtained CS6 capabilities through both our historical perpetual licensing model as well as through our new subscription-based model.

A key benefit of our Creative Cloud offering is the rapid delivery of additional products and product updates to subscribers as soon as these products and updates become available. Examples of additional value provided to customers through Creative Cloud since its initial release included the delivery of new features for Adobe Illustrator users, new enhancements for web designers and an updated version of Adobe Acrobat. In addition, new products and capabilities were made available to Creative Cloud subscribers that were not made available to licensees of the perpetual products. Adobe Lightroom, our popular image editing and photo management tool, was delivered as an additional enhancement to Creative Cloud subscribers in the summer of 2012, and new HTML5 content creation capabilities were delivered through the release of our new Adobe Edge Animate product and related

Edge Tools & Services to subscribers in September. These additional capabilities demonstrate our commitment to deliver ongoing value and capabilities as they become available and are needed by our customers.

We believe our Creative Cloud offering, marketed as a subscription model with attractive monthly pricing, will be a catalyst for revenue growth in the coming years. By increasing the value we provide to our core creative customers with Creative Cloud services, we anticipate we can grow our revenue per customer over time as they begin to use additional features available to them in the offering. We also believe the monthly pricing model will be attractive to users of older versions of our products who desire to use our latest releases and services, but who have not been willing to upgrade to newer versions due to their price sensitivity, and, therefore, will increase our revenue potential with them. Similarly, we anticipate we can drive significant new user adoption of our creative tools business over the next several years outside of our core creative professional targeted market because of the attractive monthly subscription pricing combined with the strong brand of our creative tools and the broad value proposition provided by our Creative Cloud offering.

In addition to a monthly subscription price that provides access to use of all of our latest creative tools and services, we also offer subscription pricing for Creative Cloud for some of our key point products, as well as for users in the education market. Similarly, we offer Creative Cloud for team and enterprise users. We believe the mix of these offerings will drive new user acquisition and increase our revenue over time.

The impact of this business model shift based on the product offering and the subscription pricing will affect the revenue and cash flow to Adobe. As customers make a shift from paying upfront for the use of our software in the perpetual model to the new subscription model where they pay over time, reported revenue and cash flow will be lower in the short term when compared to the historical perpetual model. However, over time we expect this business model transition will significantly increase our long-term revenue growth rate by (1) attracting new users, (2) keeping our user base current and (3) thereby driving higher average revenue per user. Additionally, our shift to a subscription model will increase the amount of our recurring revenue that is ratably reported, driven by broader Creative Cloud adoption over the next several years.

In addition to the shifts in how we develop, market and license our creative tools to our customers, we have also implemented several initiatives to create and drive new revenue streams in our Digital Media business. These initiatives include delivering advanced publishing services, enhancing the capabilities of our solutions to utilize new innovations in HTML5, delivering new touch-based apps to expand our content creation user base to mobile device owners, enhancing our video solutions and addressing the needs of the knowledge worker.

Adobe Digital Publishing Suite ("DPS") is an online, hosted publishing solution that enables magazine and newspaper publishers to deliver engaging, branded reading experiences of their publications to an extensive array of mobile and tablet devices. Our Digital Publishing solution utilizes flexible e-commerce models to sell single issues and subscriptions directly to consumers through mobile marketplaces and app stores. Our customers can create and enhance content through integration with our CS6 tools to enable a complete workflow for the creation and delivery of content via our Content Viewer technology, which is utilized by users on tablets and smartphones. Analytics capabilities are built into these apps and are based on our Digital Marketing products. The analytics features enable publishers to measure and understand the use of the digital editions they deliver with our solutions, and more effectively monetize their digital edition apps with more relevant advertising.

In addition to the Enterprise version that publishers and large media companies use, we also offer Digital Publishing Single Edition, which can be used by other customers who want to publish their content as apps in app stores on an individual and ad hoc basis. Single Edition can be used by individuals to publish any type of publication to app stores, including research reports, catalogs, marketing materials and even more specific consumer-related content such as wedding photo albums. The combination of our different DPS offerings significantly increases our market opportunity to target anyone wanting to deliver a digital publication via app stores.

Adobe has long been an innovator in helping drive the HTML standards process and then delivering the best tools in the market to create content based on web standards. The ongoing evolution of new standards, including HTML5, and their adoption in popular browsers, become significant catalysts for revenue growth in our solutions. To address this opportunity, we are innovating across the spectrum of content creation, content delivery, and content display in browsers and mobile apps. Our innovation includes adding new capabilities to web standards such as HTML and CSS, contributing technology to open source projects such as jQuery (an HTML and JavaScript library to assist with creating websites) and Webkit (the open source foundation for many popular web browsers such as Apple Safari and Google Chrome), and adding new features to products such as Adobe InDesign, Adobe Dreamweaver and the new Edge Tools & Services to enable our customers to utilize these innovations occurring in web browsers.

Our innovation with web standards also includes the creation and delivery of brand new products built on top of web standards to help our customers create engaging content leveraging the latest innovations in web browsers on PC and non-PC devices. In the fall of 2012 we announced the availability of Adobe Edge Tools & Services, including Adobe Edge Animate, Adobe

Edge Inspect (formerly codenamed "Shadow"), Adobe PhoneGap Build and Adobe Edge Web Fonts. We also previewed Adobe Edge Code and Adobe Edge Reflow. These powerful tools enable web designers and developers to build cutting-edge websites, digital content and mobile apps. For website development, we also provide Adobe Muse, which allows designers to design and publish websites without having to learn and write HTML5 code. Muse integrates with other Adobe tools and enables designers to easily publish their websites using our Business Catalyst web hosting service or any other hosting provider.

While we increase our investments in our solutions utilizing web standards, we also continue to innovate in our Adobe Flash technologies, including the Adobe Flash Player for PC-based browsers and Adobe AIR for packaging standalone applications for PCs and mobile devices. The broad reach and adoption of the newest versions of our Flash technologies on personal computers and for use with mobile devices allow our customers to deliver new and more engaging experiences using our tools and services. Going forward, we are primarily focused on enhancing the gaming and premium video delivery aspects of our Flash technology-based solutions.

Just as AIR and our Flash tools enable Flash technology-based applications to be packaged for mobile devices, PhoneGap and PhoneGap Build provide similar capabilities for applications built using web standards. Based on the open source PhoneGap framework, PhoneGap Build enables users to build cross-platform mobile applications using HTML5, CSS and JavaScript that run on popular mobile operating systems such as Android, iOS and BlackBerry OS.

As millions of web developers and website designers look to build mobile apps to increase engagement with their constituents, we believe our AIR and PhoneGap solutions enable them to build cross-platform apps as well as reuse their existing browser-based content to deliver standalone apps on popular smartphones and tablets.

In 2011 we began delivering a series of content creation tools which run on tablets such as the Apple iPad. These apps and their features are discussed later in the "*Digital Media—Touch App Products*" section. The Adobe touch apps integrate with Creative Cloud enabling subscribers to move between the apps and Creative Suite software, and to view, access, share, and present creative work from anywhere.

Over the past several years, as consumers and advertisers demand more professional video online and on devices, media companies have an unprecedented opportunity to monetize their content and expand the reach of broadcast advertising. Because of this trend and the general explosion of video being created and delivered over the web, new opportunities have emerged for Adobe to significantly expand its market opportunity in areas such as video content creation, delivery, authentication and monetization.

Our products addressing these opportunities span across our Digital Media and Digital Marketing business segments. In Digital Media, our video content creation solutions are centered around our Adobe Premiere Pro and Adobe After Effects products, and the Creative Suite Production Premium that contains these products plus other capabilities. With our increased focus on these solutions over the past several years, we believe we are the leader in the market for providing video and special effects editing for creative professionals and professional videographers. We have invested resources to improve the performance and capabilities of our video authoring solutions, and as a result, have significantly grown our market share over the past several years in the professional video editing market.

With our growing leadership position in video authoring, we have worked closely with our customers to build a more complete workflow to meet their additional needs for delivering, measuring and monetizing their video assets. To enable collaborative video authoring environments, we also offer Adobe Anywhere for video. Adobe Anywhere allows customers to bring teams together, enabling them to better collaborate and create productions from virtually any location where there is network connectivity. With Adobe Anywhere, editors, visual effects artists, and other video professionals can use local or remote networks to simultaneously access, stream, and work with remotely stored media. Its collaborative capabilities are embedded directly in Adobe Premiere Pro, After Effects, and Adobe Prelude software, eliminating the need for team members to learn additional video software tools.

Our video content delivery, authentication and monetization opportunities, and our solutions which address them, are centered around an initiative we announced in 2012 called Project Primetime, and are discussed later in in the section titled *"Digital Marketing Opportunity."*

As part of our Digital Media focus, we also address the needs of knowledge worker customers: people working in document intensive industries, focused on creating and disseminating high-value information as part of their job on a regular basis. Knowledge workers include a wide variety of job functions such as accountants, attorneys, architects, educators, engineers, graphic designers, insurance underwriters and stock analysts. These jobs typically require the sharing of information either as a static, published document or as a collaborative, interactive document.

Knowledge workers must create information and content from a variety of sources and software applications, and be able to exchange this information within a reliable format that ensures coworkers and constituents can reliably and securely access the information. When appropriate, this information often needs to be protected, authenticated, or securely managed and controlled.

Document-based collaboration among knowledge workers can occur through face-to-face meetings, via phone calls, through e-mail or through web conferencing technologies. Knowledge workers who participate in collaborations with their colleagues may be located in offices next door to each other, or in different parts of the world. These team members may change with every project and either be part of an organization's employee base, or be an external consultant or third-party partner.

We believe there is a significant opportunity to provide solutions which enable knowledge workers to communicate and collaborate across technical, geographical and social boundaries, both inside and outside of their companies. We believe that with such solutions, users can collaborate and efficiently manage feedback from their colleagues in both real time and on-demand, and control how, when and by whom information is accessed.

Since the early 1990s, our Acrobat family of products has provided for the reliable creation and exchange of electronic documents, regardless of platform or application source type. Users can collaborate on documents with electronic comments and tailor the security of a file in order to distribute reliable Adobe PDF documents that can be viewed, printed or interacted with utilizing the free Adobe Reader. Available in different versions which target a variety of user needs, Acrobat provides essential electronic document capabilities and services to help knowledge workers accomplish a wide range of ad hoc tasks involving digital documents ranging from simple publications to forms to mission critical engineering and architectural plans. Although Acrobat has achieved strong market adoption in document-intensive industries such as government, financial services, pharmaceutical, legal, aerospace, insurance and technical publishing, we believe there are tens of millions of users who need capabilities such as those provided by Acrobat who have not yet licensed an Acrobat solution.

For several years, we have offered additional cloud-based Acrobat services to supplement the features of Acrobat and provide knowledge workers with centralized online file sharing and storage capabilities, as well as simple PDF creation and converting PDF to other file formats. With our new Acrobat XI software and its innovative cloud services that were released in the fourth quarter of fiscal 2012, we've significantly extended the capabilities of our solution. With Acrobat cloud services, users can take advantage of electronic document signing with Adobe EchoSign, complete form management with Adobe FormsCentral, and utilize other features such as Adobe SendNow and Acrobat.com.

With Adobe EchoSign, companies can expedite document and web contract approvals. Users of EchoSign can send an electronic document to others for signing, keep track of who's signed it, and store their signed contracts online. This enables faster, more efficient and cost-effective customer interaction. Our FormsCentral cloud service enables companies to create, distribute, and analyze forms without writing code. Templates can be used to build new forms, or users can design forms from scratch. Our FormsCentral solution collects all responses and helps customers share real-time results with their colleagues. SendNow enables customers to share large files more easily rather than using email attachments. Acrobat.com provides services to customers so they can store their documents online and have access to them from virtually anywhere using a computer or mobile device.

Combined, Acrobat and Acrobat cloud services increasingly provide more value to knowledge workers. The cloud services serve as additional value to Acrobat customers, thereby further entrenching the use of Acrobat and PDF as part of our customers' day-to-day businesses.

Digital Media Business Summary

In the second quarter of fiscal 2012, we delivered CS6, the newest release of our creative toolset. CS6 provided numerous feature enhancements, particularly in the areas of mobile device content creation, website development with new HTML5 capabilities, digital imaging, digital publishing for tablets and product performance.

The launch of CS6 was also the cornerstone of our new Creative Cloud subscription offering, which was also delivered in the second quarter of fiscal 2012. Adoption of Creative Cloud subscriptions in the launch quarter exceeded our expectation as we believe the value of the new offering was attractive to both existing and new users of our creative tools. We also believe the low monthly payment options with Creative Cloud, as opposed to paying for perpetual licenses up front, has attracted more price-sensitive customers to license our creative products, as well as migrate existing users to the newest release. In the subsequent third and fourth quarters of fiscal 2012, we achieved accelerated adoption of Creative Cloud. In each of these three quarters, the success of Creative Cloud subscription adoption adversely affected reported revenue as we recognize revenue associated with our subscription offerings ratably whereas revenue associated with our perpetual licenses is generally recognized at the time of initially licensing the products.

Our DPS solution achieved strong growth in fiscal 2012 based on broad adoption by magazine and newspaper publishers to deliver engaging, branded reading experiences of their publications to mobile and tablet devices. During the year, we continued to innovate with DPS, leveraging new innovations in CS6 products such as Adobe InDesign, to help customers accelerate app delivery to their readers through app stores. In the Fall of 2012, we delivered an update to our Digital Publishing Single Edition solution and made it generally available to all Creative Cloud subscribers. This significantly broadened the use of our solution beyond mainstream publishers.

We drive our DPS revenue through the licensing of software that customers use to create and publish their apps. In addition, with our Enterprise version, we obtain revenue for each digital edition that is downloaded and delivered through our content delivery infrastructure. As of the end of fiscal 2012, we have over 1,450 DPS customers, reflecting the success and strong adoption of our solution. In addition, on average we deliver approximately 163,000 digital issues every day to users of iPads, Kindles and Android tablets, with more than 53 million digital editions delivered since March of 2011.

In the professional digital imaging market, we released new versions of Adobe Photoshop CS6, Adobe Photoshop CS6 Extended and Adobe Lightroom 4 during fiscal 2012. Ground-breaking features in Photoshop included new Content-Aware technologies, enhancements in image effects such as Blur Gallery and performance improvements based on updates to the Adobe Mercury Graphics Engine. Lightroom enhancements included refined technology for superior shadow and highlight processing, expanded management capabilities including enhanced DSLR video support and the ability to create photo books. To drive increased adoption of Lightroom, we also lowered the price of the product, which resulted in substantial unit and revenue growth during the year when compared to fiscal 2011.

With our professional digital video authoring and content creation solutions, including Adobe Premiere Pro and After Effects, we continued to achieve strong market share and revenue growth during the year due to new CS6 product versions and strong execution by our sales and marketing teams to position Adobe as a leader in the overall digital video solutions category.

During the fourth quarter of fiscal 2012, we released version 11 of our Adobe Photoshop Elements software which is our digital imaging application targeted for amateur photographers and digital imaging hobbyists. In the same quarter, we released version 11 of Adobe Premiere Elements software, which is our video editing software that can be used by hobbyists to enhance and share their digital video memories on DVDs. We also released a software bundle that includes the new versions of Photoshop Elements and Premiere Elements to target hobbyists who desire both applications in one affordable package. Adoption of these new releases helped to drive year-over-year revenue growth in this category.

To help our customers create new content leveraging advancements in web standards, we deliver the Edge Tools & Services, which included Edge Animate, in the fall of 2012. Edge Animate is our new web motion and interaction design tool that allows designers to bring animated content to websites, using web standards like HTML5, JavaScript, and CSS3. We also delivered Adobe Muse, which enables designers to design and publish HTML websites without writing HTML code. Combined, we believe the customer adoption of these new tools as well as positive customer reactions to innovations we added to our existing web content creation tools such as Adobe Dreamweaver CS6, has caused the web community to embrace Adobe as a leading provider of HTML solutions for web content creation.

During fiscal 2012, we advanced the capabilities of our Adobe Flash Player with several new releases. Flash Player is a cross-platform, browser-based application runtime that provides viewing of expressive applications, content, and videos across most browsers and PC operating systems. Key features that are driving adoption of Flash in markets such as gaming and premium video delivery include 3D accelerated graphics support, native 64-bit operating system support, improved software encoding for cameras and protected HTTP dynamic streaming. Adoption of Flash Player remained strong on PC platforms during fiscal 2012. Due to the frequent downloads of our client technologies such as Flash Player, we generate revenue through OEM relationships with companies where we include their technologies as part of the download offerings of our client technologies on PCs. In fiscal 2012, this download revenue grew when compared to fiscal 2011.

In fiscal 2012, we also broadened the reach of Adobe AIR, our cross-platform client technology. The AIR runtime enables developers to deploy standalone applications built with HTML, JavaScript, ActionScript, Flex, Flash Professional, and Adobe Flash Builder across platforms and devices—including Android, iOS devices, personal computers and televisions.

To capitalize on the increased use of smartphones and tablets, we released updates of our tablet applications which run on mobile devices, including Photoshop Touch, which is a popular application and available on devices running Google Android OS and Apple iOS. In addition, Adobe Revel provides users access to their entire photo library from their Apple devices, along with photo-processing features based on Lightroom. Both Photoshop Touch and Revel received positive reviews and achieved strong revenue growth during the year.

In the Document Services market, we achieved solid year-over-year growth during fiscal 2012. This performance was driven by continued, solid adoption of our Acrobat X release that initially launched in the fourth quarter of fiscal 2010. In the fourth quarter of fiscal 2012, we released Acrobat XI, the eleventh major version of our Acrobat family of products. Acrobat XI, the industry standard for PDF software, contains new and improved capabilities that feature complete PDF editing and export to

Microsoft PowerPoint; touch-friendly capabilities on tablets; and newly integrated cloud services, including sophisticated Web contracting with Adobe EchoSign and forms creation, data collection and analysis with Adobe FormsCentral. Acrobat XI additionally supports IT departments with seamless Microsoft Office and SharePoint integration, easy deployment, applications virtualization and robust application security. Our free Adobe Reader, used by hundreds of millions of people to view and interact with PDF documents, was also updated to deliver more features to users, and includes full support for non-PC devices such as iPhones, iPads and Android devices. Our EchoSign service, with its simplistic model that doesn't require scanning software, signature pads or digital certificates, is used to sign nearly one million contracts per month. In addition to making this service available to Acrobat XI users, we also integrated it with our Adobe Reader in fiscal 2012.

During the year, continued adoption of our Creative Suite and Creative Cloud products also contributed to broader adoption of Acrobat in the creative professional market. Utilization of Acrobat prepress, printing and collaboration functionality is a critical component of creative customer workflows. Acrobat Pro is included in several Creative Suite editions and in Creative Cloud membership, and these offerings were updated to include Acrobat XI when it was released in the fourth quarter of fiscal 2012.

Digital Media Strategy

In fiscal 2013, we intend to implement strategies which will accelerate the adoption of our Creative Cloud subscription offering. This includes migrating existing users from their current perpetual licenses, as well as driving new customer adoption. Aspects of this strategy include increasing the value of Creative Cloud by delivering frequent product updates and enhancements to subscribers; using promotions to attract customers to the offering; expanding our go-to-market reach through referral affiliate models to reach new customers particularly in the small and medium business ("SMB") space; and utilizing Creative Cloud for teams and Creative Cloud for enterprise offerings to drive broad adoption with customers who license our software in volume.

As part of our Creative Cloud strategy, we also intend to streamline how customers learn about our offering, sign up to use it, and pay for it. We expect to accomplish these goals by utilizing our digital marketing solutions to drive awareness and customer conversion on our website. We believe Adobe.com will increasingly be the destination site where we engage individual and small business customers to sign up for and renew Creative Cloud subscriptions. We also will utilize channel partners such as corporate resellers to target mid-size creative customers with our Creative Cloud for teams offering, and our direct sales force to build relationships and drive adoption of our Creative Cloud for enterprise offering with our largest customers.

In digital imaging, we plan to broaden the adoption of our Photoshop Lightroom and Photoshop Elements products, and use our Revel product for tablets to increase awareness of our image editing and sharing solutions. In interactive development we will continue to advance the capabilities of our tools to deliver cutting-edge HTML5 capabilities with products such as Edge, while also investing in improving the capabilities of Adobe Flash in the PC-based gaming market.

In the coming year we also plan to continue to market the benefits of our Document Services solutions to small-and medium-sized businesses, large enterprises and government institutions around the world. With our Acrobat family of products, we intend to continue to increase our seat penetration in these markets through the utilization of our corporate and volume licensing programs. We also intend to increase our focus on marketing and licensing Acrobat in targeted vertical markets such as education, financial services, telecommunications and government, as well as expanding into emerging markets.

We also intend to enhance and build out the delivery of cloud-based document services to our Acrobat and Adobe Reader users. The release of Acrobat XI included newly integrated cloud services, including sophisticated web contracting with EchoSign and forms creation, data creation and analysis with FormsCentral. It also includes our SendNow feature which enables users to deliver large electronic files over the web with security and fidelity.

With the integration of our cloud-based EchoSign solution with our Acrobat family of products, we intend to continue to promote its capabilities to millions of Acrobat users and hundreds of millions of Adobe Reader users. We believe that by substantially growing the awareness of Adobe EchoSign in the broader contract delivery and signing market, we can help our customers migrate away from paper-based overnight express mailing and adopt our solution, substantially growing our revenue with this business in the process.

Digital Marketing Segment

Digital Marketing Opportunity

Consumers today can interact with businesses across multiple channels and devices, and it is up to businesses to figure out how to best attract, engage, acquire and retain customers in a world where the reach and quality of experiences directly impact success. Marketing executives need to know that their investment is optimizing consumers' experiences and delivering the greatest return on our customers' marketing spend. Online marketing goals must map clearly to overarching business objectives, and marketing executives are expected to demonstrate the success of their programs using solid metrics. In this environment, gleaning insight in real time across channels is essential.

We believe there is a significant opportunity to address these challenges and help customers transform their businesses. This market opportunity is accelerating as Chief Marketing Officers ("CMOs"), digital marketers, heads of digital, advertisers and publishers are managing spending budgets to migrate their marketing and advertising spend to digital media.

These users are faced with several major market trends, and their choices for how they address these challenges are creating broad opportunities for our Digital Marketing business:

- Broad commercial utilization of the internet

  The internet has fundamentally altered the way businesses and consumers purchase and consume goods and services. It has also redefined many business processes and has created opportunities for new online businesses, as well as for existing offline businesses seeking to capitalize on online initiatives. Because of this, businesses are investing in innovative online initiatives to increase sales, improve customer service, enhance brand awareness, decrease time-to-market for their offerings, reduce fulfillment costs and increase operational efficiency.

  We expect that the scope and scale of commercial internet usage will continue to increase. The roll-out of broadband and mobile networks, particularly in emerging geographic markets, will contribute to the growth of internet usage. Internet commerce should also continue to grow. Proliferation of online marketing and customer response channels, such as mobile, digital video and social networks, will continue to generate interactions that need to be measured, analyzed and optimized across channels.

- Need to measure online business

  In order to make informed decisions about priorities and investments in online marketing and other commercial initiatives, we believe businesses require timely and accurate measurement of customer behavior. The proliferation of internet usage and the fact that nearly every user interaction on a website (or other digital medium such as mobile apps, set-top boxes, kiosks, point of sale systems or any IP connected device) can be captured by the owner of the website, or other digital medium, has resulted in the creation of an unprecedented amount of data about how a business' customers interact and transact business with it.

  Businesses are increasingly realizing the benefit of using information gained from online and other digital customer interactions to improve functional areas, such as sales, customer service, product development, marketing, pricing, manufacturing and inventory management. The interactive and measurable nature of internet activity also enables businesses to determine how customers arrived at their online destinations, such as through paid search, a display ad or a social media website. It also enables businesses to determine which advertising mediums are yielding the greatest ROI, including whether visitors convert to customers once they have reached their destination site.

- Opportunity to optimize and automate online business

  Measuring online activity and automating the capture and analysis of data are important for making informed business decisions. Businesses also need to leverage data to optimize the results of their online business activities. For example, businesses have historically measured the success of their online marketing programs by simple click-through rates or conversion rates, the latter being the percentage of click-through users who make a purchase or otherwise engage in the desired customer action during the online session. However, the effectiveness of online marketing can be optimized by analyzing and acting on deeper information, such as repeat visits, transactions generated, registrations, traffic pathways (various paths of online visitor traffic flow), time spent and quality of interaction (engagement), eventual conversion (desired customer action taken in subsequent visits) or success over time (lifetime value of customer) as well as comparing the relative effectiveness of different marketing channels (attribution).

  Business success metrics can also vary based on the industry or vertical market—for example, media companies drive engagement to optimize subscriptions and online advertising revenue, whereas retailers and e-commerce companies focus on promotions and maximizing online purchases. Online businesses utilize a large and growing number of complex and diverse advertising and communication channels to market to customers, including display advertising, paid and natural search advertising, e-mail, social media marketing, affiliate marketing, blogs, podcasts, video, games, rich internet applications ("RIAs") and comparison shopping engines, as well as traditional offline initiatives.

  The emergence of multi-channel marketing initiatives, which combine traditional offline marketing initiatives such as television, print, magazine, newspapers, radio and catalog with online marketing initiatives, makes the measurement and analysis of online activity more challenging, but presents additional opportunities to optimize results.

For example, businesses want to measure and understand the impact of their advertising initiatives across all these channels, not only to determine how much credit should be given to a particular channel and to understand cross-promotional effectiveness, but more importantly to optimize their advertising spending and make adjustments in the way channels are utilized and align the amount of resources that are allocated to each of them.

- Delivery of premium video through online channels

  Media companies face a shifting landscape as traditional media delivery evolves into multiple channels for media companies to deliver and monetize their content. As more premium video content and entertainment is delivered over the internet to PC, smartphone and tablet screens, as well as internet-connected TVs, media companies are looking to create new revenue streams through subscription services and ad-based revenue models to supplement their historical forms of revenue. This trend and the general explosion of video being created and delivered over the web is expanding the online video market opportunity to include fast growing areas such as video delivery, authentication and monetization.

To address the challenges and capitalize on the opportunities presented in the market trends above, CMOs, digital marketers, advertisers and publishers require new content architectures, new analytic systems, new media buying systems and optimization systems to increase the effectiveness of their engagement with customers.

Driving visitor traffic to websites, broadly defined as a customer's digital presence, including its traditional site, mobile site, pages and apps on social networks, and all other content that is distributed throughout the internet, was an early goal of digital marketing spend. This goal has broadened to include the need to measure and understand customer web traffic patterns and the effectiveness of their visitor acquisition efforts. Web analytics solutions have provided insight for digital marketers and web analysts that helps them optimize their online ad spending. Moving forward, the goals of digital marketers have evolved to include how websites and marketing campaigns can convert visitors to customers, and how these websites and marketing campaigns can be more personalized to drive better engagement and higher revenue.

Our Digital Marketing Business Unit targets this large and growing opportunity by providing comprehensive solutions that include analytics, social, targeting, media optimization and experience management solutions, and premium video delivery and monetization products, solutions and services. We deliver these capabilities through our Adobe Marketing Cloud, which is our umbrella digital marketing offering and was formerly branded as the Adobe Digital Marketing Suite.

Adobe Marketing Cloud is a collection of analytics, social, targeting, media optimization and experience management solutions and a real-time dashboard providing insight into the performance of online marketing initiatives. These capabilities empower organizations to make informed decisions and ensure the success of online marketing programs for both advertisers and publishers. Our digital marketing customers accomplish these goals with Adobe Marketing Cloud solutions which help them manage and optimize online, offline, digital and multi-channel business initiatives.

Other key features of our Adobe Marketing Cloud include:

- Enabling digital marketers to align online marketing initiatives with overarching business objectives and demonstrate the success of online marketing programs using metrics;

- Managing, collecting, and bringing data together from multiple systems into a flexible, integrated platform;

- Providing real-time business intelligence through segmentation, dashboards and reports that managers can use to gain a complete picture of how consumers are interacting with the business;

- Creating the ability to monetize and share data through audience optimization capabilities, publishers can quickly identify audiences that match the profiles that advertisers are demanding-and maximize the value of their digital assets;

- Optimizing ad spend by maximizing the impact of a company's advertising spend across and within channels, including search, display, video, mobile, social media and other digitally connected forms of media, to yield the greatest returns;

- Delivering relevant and engaging digital content across channels that boosts key performance metrics, whether it is a customer purchase, engagement, a download, form completion, or other desired outcome; and

- Empowering organizations to re-platform their websites by enabling them to create, manage, distribute, and monetize content while optimizing the web, mobile, and social collaboration experience for their customers. More specifically, organizations can enable the delivery of customer-facing web and mobile solutions by extending enterprise services beyond interactive applications, documents, and workflows to include personalization of content, rich media delivery capabilities, mobile application delivery, social collaboration and deep integration into back-office systems such as e-commerce platforms.

In addition to CMOs and digital marketers, users of our Adobe Marketing Cloud solutions include marketing professionals such as search engine marketers, media managers, media buyers and marketing research analysts. Customers also include web content editors, web analysts and web marketing managers. These customers often are involved in workflows that utilize other Adobe products, such as our digital media tools and our video workflow and delivery technologies.

Given the market trends described above, we believe the combination of our Adobe Creative Cloud and Adobe Marketing Cloud solutions helps customers to more efficiently and effectively create, measure, analyze and optimize those experiences, creating an end-to-end workflow and feedback loop.

With our growing leadership position in video authoring, which is discussed in the "Digital Media Opportunity" section above, we have worked closely with our customers to build out a more complete workflow to meet their additional needs for delivering, measuring and monetizing their video assets. During fiscal 2012 we moved the management of our video content delivery, authentication and monetization solutions to our Digital Marketing business unit based on our goal of aligning these teams with our overall digital marketing focus.

For content delivery, we provide Adobe Media Server software, which helps premium content publishers deliver their HD quality video to the largest audience possible across any internet-connected device, with a streamlined workflow. The Adobe Media Server family has revolutionized media delivery with support for consistent, protected streaming on the widest array of devices —tablets, mobile devices, connected TVs, and desktops.

Our Adobe Pass solution enables the industry goal known as "TV Everywhere" and allows pay TV customers to enjoy content on their connected devices. Adobe Pass is licensed by media companies and verifies a user's entitlement to content simply and securely, allowing quick time to market, a more secure environment, and more readily accessible content.

Similarly, our Adobe Access (formerly Adobe Flash Access) software provides a scalable, efficient workflow to help customers deliver and protect premium video across desktops, mobile devices, and platforms, including iOS and Android. Adobe Access is also an UltraViolet approved Digital Rights Management ("DRM") technology. It extends audience reach and enables a variety of business models for media companies, including rental, subscription, and electronic sell-through.

Our Adobe Auditude solution is a video advertising platform that powers the video advertising experience for Adobe customers such as major media companies. With Auditude, advertisers can leverage professional TV-like video ad inventory for advertising in on-demand video delivery, live digital events and full episode video content. The solution is further enhanced with rich analytics, enabling our customers with robust ad serving and optimization capabilities that maximize the value of video content on any device.

In January of 2012 we introduced Project Primetime, which is a unified, end-to-end video platform that helps media companies achieve broadcast audience reach, lower their operating costs, and boost revenue from ad sales. Project Primetime links Adobe streaming, DRM, ad serving, audience management, analytics, and optimization technologies that are available in our Media Server, Adobe Access, Auditude and other digital marketing offerings.

Our success in these areas has enabled our entry into the video advertising market. Our Adobe Video Advertising solution has become a central source for broadcast and professional video inventory. With a focus on premium television-quality video, we help customers deliver high quality ad placements in their online video delivery. Adobe Video Advertising offers a TV-like experience with true commercial breaks during live sports, music, and news programs as well as during full episode viewing from our premium content partners. Our solution leverages our digital marketing products such as Adobe AudienceManager, and enables the use of premium ads with innovative ad executions and TV-like ad insertion within live, simulcast, and on-demand video.

Digital Marketing Business Summary

Our Digital Marketing segment contains revenue from multiple product families, including our digital marketing products and solutions, as well as legacy enterprise software offerings. As we exited fiscal 2012 we rebranded our Digital Marketing Suite to be called Adobe Marketing Cloud, and organized our product portfolio into five key solutions—Analytics, Target, Social, Media Optimizer, Experience Manager—containing multiple products to address specific marketing opportunities. In addition, we consider Video to be an emerging solution in our Adobe Marketing Cloud.

In fiscal 2012, we achieved strong year-over-year revenue growth with our Adobe Marketing Cloud products and solutions. Our acquisition of Efficient Frontier in the first quarter of fiscal 2012 helped to drive revenue growth during the year. In the fall of 2012 we rebranded Efficient Frontier as Adobe AdLens.

Driving the growth with our Adobe Marketing Cloud product family was continued adoption of Adobe SiteCatalyst and our Adobe CQ5 Web Experience Management ("WEM") solution now known as Experience Manager. With SiteCatalyst we help our customers track more than six trillion transactions per year in a hosted environment around the world. An increasing percentage of these transactions are from non-PC devices including tablets and smartphones. Our market-leading Experience Manager solution combines Web Content Management, Digital Asset Management ("DAM") and social collaboration offerings, and enabled our sales force to target organizations that need to transform their websites by enabling them to create, manage, distribute, and monetize content while optimizing the web, mobile, and social collaboration experience for their customers.

In the online video and rich media delivery market, we continued our momentum in the industry by achieving strong customer adoption and revenue growth with our video solutions. In the first quarter of fiscal 2012, we unveiled Project Primetime, the industry's first fully integrated video technology platform. Project Primetime enables smooth, TV-like experiences for ad-supported videos across Web-connected devices. This new platform delivers premium video and ad content consistently across all major platforms, including Apple iOS, Google Android, desktop operating systems and connected TVs. Our solution creates a single, end-to-end workflow that interconnects our streaming technologies and content protection based on Adobe Media Server, authentication capabilities using Adobe Pass, analytics based on our digital marketing web analytics capabilities, and ad delivery and optimization with our Auditude video advertising platform. This solution enables premium video providers to give customers a superior viewing experience through seamless dynamic ad insertion into any content type, whether linear, live or on-demand across Web-connected devices, and was integral in many global media companies making the 2012 Olympic games available to mobile and tablet users.

In late fiscal 2011 we announced we would narrow the focus of our Adobe LiveCycle and Adobe Connect product families towards the government and financial services markets. At that time we also announced we expected revenue in these product areas to decline, and in fiscal 2012 combined revenue for LiveCycle and Adobe Connect did decline. However, the extent of the revenue decline was less than we targeted for the year, due to continued solid demand for these products.

Digital Marketing Strategy

In fiscal 2013, we plan to build upon the momentum we achieved in fiscal 2012 by aligning our digital marketing focus with Adobe Marketing Cloud around five key solutions:

- Adobe Analytics—combines the power of actionable analytics and audience segmentation with the distributed value of reporting and sharing of key business analysis and connects it for data driven marketing. This solution includes our DataWarehouse, Adobe Discover, Adobe Genesis, Adobe Insight, Adobe ReportBuilder, SiteCatalyst and Adobe TagManager products.

- Adobe Experience Manager—a web content management platform that enables organizations to deliver carefully tailored customer experiences across web and mobile channels. This solution is based on our WEM offering.

- Adobe Media Optimizer—combines best of breed portfolio and rules based ad management with intelligent campaign forecasting and targeted ad delivery for data optimized advertising. This solution includes our AdLens and Adobe AudienceManager products, and analytics capabilities from SiteCatalyst.

- Adobe Social—helps organizations measure and manage marketing activities across owned, earned, and paid media, ensuring the impact of social is properly attributed. This solution includes our Context Optional and Adobe SocialAnalytics products.

- Adobe Target—helps organizations dynamically test and present highly customized experiences to a digital property in order to drive significantly higher conversion rates. This solution includes our Adobe Recommendations, Adobe Search&Promote, Adobe Test&Target and Adobe Test&Target 1:1 products.

With Adobe Analytics, we will focus on helping our customers understand the performance of their business across all digital channels and support their needs for integrating offline channels. Customers want to know how their campaigns are performing across video, social, mobile and email, and look at that performance holistically. To do this, they require an analytics platform that can assemble data across all those channels to gain better insight and drive informed decision making.

Personalized engagement is a priority for digital marketers; once they attract visitors to their websites, they desire to create the best possible experience. With our Adobe Experience Manager solution we provide an integrated suite of tools that include analytics data, content management and web optimization solutions. Our solution enables digital marketing customers to personalize the experiences of visitors to their websites in ways that are dynamic and relevant to each visitor. Experience Manager helps marketers author, manage and deliver personalized experiences based on many criteria, including analytics data related to a visitor's prior visits to a site, or based on their purchasing history, or what keyword they clicked on in a web search that brought them to a site or in many cases, to a distributed part of its site such as a social network page or app for that customer. With personalized engagement made possible through Experience Manager, marketers can also build a better brand presence, drive demand by quickly creating, launching, and optimizing compelling online marketing campaigns, and extending their reach with their customers through multiple online channels.

The more digital marketers can know about their customers, the more effectively they can reach them with targeted advertising and offers to increase visitor acquisition and conversion through their websites. We provide Adobe Media Optimizer, which combines portfolio and rules-based ad management with intelligent campaign forecasting and targeted ad delivery for data optimized advertising. Our Media Optimizer solution includes our Adobe AdLens (formerly Efficient Frontier), Adobe AudienceManager and Adobe SiteCatalyst products to give marketers a complete view of their online marketing campaign performance across search, display and social channels. This enables deeper and more relevant insights into how their customers are interacting with their brand. It also gives them the data they need to segment those who are still browsing on their sites, and the data on those who are ready to buy—allowing marketers to deliver the appropriate messages or marketing offers at the appropriate time.

Our Adobe Social solution enables marketers to simplify and measure their social marketing efforts. Our offering is an integrated suite of products including Context Optional and SocialAnalytics, and the ability to perform ad buying via AdLens. Combined, our solution enables marketers to create content once and push it out to social media channels such as Facebook, Twitter, Google+, and others quickly and easily. We extend these capabilities to include the ability to find out what content is resonating with marketers' customers or constituents, and help them migrate visitors into destinations such as high-profile Facebook Sponsored Stories. Adobe Social helps marketers determine if their paid media is pushing traffic to their social networks. It also provides them insights into their customers' audience, using real-time data to find out what gets their social communities talking. With this information, marketers can keep their social audiences engaged by creating more targeted content and experiences to drive positive impact on their business. From messaging and offers to media buys and influencers, Adobe Social gives marketers key information about what's driving results.

Adobe Target helps organizations drive higher conversion rates on their websites. Our solution enables digital marketers to create, dynamically serve, and continually optimize personalized messages through the use of integrated products such as Adobe Test&Target, Adobe Recommendations and Adobe Search&Promote. With Adobe Target, marketers can learn more about their customers so they can evolve from marketing messages for broader segments to those relevant to individual visitors. Our offering also uses a robust data-driven approach that unifies internal and third-party data to create highly detailed customer profiles that help marketers deliver the appropriate marketing messages in front of the right people. With these capabilities, customers can optimize their website and digital marketing efforts to maximize their revenue by controlling, monitoring and altering their personalization strategies through built-in testing. Through these features, marketers can also drive higher levels of customer engagement, conversion, and loyalty.

As part of our digital marketing initiatives, we intend to streamline how customers learn about, acquire and deploy Adobe Marketing Cloud solutions. We also believe we can accelerate the growth of our business by expanding our go-to-market strategy to include new geographies and vertical markets where Adobe has a strong presence. In fiscal 2012 we began to build out more sales capacity and resources to support them in our field organization. We believe these investments will drive higher international revenue in our Digital Marketing segment in fiscal 2013 and beyond.

With our Project Primetime initiative and set of products to help media and entertainment companies monetize their premium video assets, we will continue to invest in the build out and licensing of our solution. As part of this effort, we intend to expand our focus into new geographic markets in the coming year.

In the fall of 2011, we announced we would narrow our focus with our Adobe LiveCycle and Adobe Connect offerings on two key vertical industries: financial services and government. For these customers, we offer comprehensive, scalable, secure and reliable server products, SaaS offerings and tools to develop applications tailored to their specific information and business process requirements. In fiscal 2013 we will continue to target these vertical markets.

With our LiveCycle offerings, we enable our customers to eliminate paper and move to automated forms-based workflows, which continue to be key challenges in enterprises and governments around the world. Paper remains prevalent throughout industries and governments, and many organizations are seeking to drive down operational costs related to paper use and workflows involving paper-based documents. During the past decade, there has been considerable progress made towards moving away from paper-based workflows. However, we believe there still remains a significant opportunity to deliver solutions that focus on this opportunity, particularly in the government and financial services categories.

Adobe Connect provides capabilities for live web conferencing, as well as delivering on-demand rich presentations through an on-premise server or as a hosted service and for recording and delivering such content later. Web conferencing services are provided via the ubiquitous Adobe Flash Player client on PCs, as well as through smartphone and tablet device applications running natively on operating systems such as Apple iOS and Android.

Print and Publishing Segment

Print and Publishing Opportunity

Our Print and Publishing business segment contains several of our products and services that address diverse market opportunities including eLearning solutions, technical document publishing, web application development and high-end printing. These opportunities and the key products we offer to address them in fiscal 2013 are reviewed below.

Graphics professionals and professional publishers continue to require quality, reliability and efficiency in production printing, and we believe our Adobe PostScript and Adobe PDF printing technologies provide advanced functionality to meet the sophisticated requirements of this marketplace. As high-end printing systems evolve and transition to fully digital, composite workflows, we believe we are uniquely positioned to be a supplier of software and technology based on the PostScript and Adobe PDF standards for use by this industry. We generate revenue by licensing our technology to OEMs that manufacture workflow software, printers and other output devices, and in fiscal 2012, we maintained our OEM PostScript revenue through continued innovation with PostScript technologies.

eLearning solutions are becoming more prevalent as a means to create and deliver online and electronic learning experiences. These experiences range from online assessments, surveys and quizzes–to online reference and instruction manuals–to real time learning and web-based collaboration experiences. We believe we have a rich legacy in the development and delivery of eLearning tools, and can innovate by providing new features and platform reach for eLearning content delivery with our set of offerings.

Our ColdFusion offering provides fast and easy ways to build and deploy powerful internet applications. Developers can extend or integrate ColdFusion with Java or .NET applications, connect to enterprise data and applications, create and interact via web services, or interface with SMS on mobile devices or instant messaging clients. ColdFusion can also be used for business reporting, rich-forms generation, printable document generation, full-text search and graphing and charting, enabling customers to more fully engage their constituents with better web experiences.

We generate revenue by licensing our technology to OEMs that manufacture workflow software, printers and other output devices. In fiscal 2013, we plan to continue to enhance PostScript as well as utilize PDF enhancements to maintain these formats as standards in publishing and printing work flows.

Print and Publishing Business Summary

In fiscal 2012, we maintained a consistent quarterly revenue run-rate with the mature products we market and license in our Print and Publishing business. During the year we delivered version 4 of our Adobe Technical Communication Suite, which is a set of tools for technical publishing. We also released version 6 of our Adobe eLearning Suite, which is a set of tools for creating professional eLearning courseware and includes Adobe Captivate version 6 and Adobe Presenter version 8. In fiscal 2012, we maintained our OEM PostScript revenue through continued innovation with PostScript technologies.

Print and Publishing Strategy

In fiscal 2013 we will continue our focus on addressing the needs of our Print and Publishing customers. More specifically, in the eLearning market we will innovate around our broad set of tools to help authors of eLearning materials deliver their content in new and more engaging ways, leveraging the adoption of tablet devices in schools and educational institutions. We will also update several of our legacy products to keep customers current with solutions and features they need based on the Print and Publishing products they use.

Fiscal 2013 Business Segment Products and Services

Digital Media—Creative Products

Adobe After Effects—software used to create sophisticated animation, motion graphics and visual effects found in television broadcast, film, DVD authoring and the web; provides 2D and 3D compositing, animation and visual effects tools, as well as advanced features such as motion tracking and stabilization, advanced keying and warping tools, and more than 250 additional visual and additional audio effects.

Adobe Anywhere—hosted software which enables video teams to collaborate and develop video content, using access to shared media across standard networks virtually anywhere they have internet connectivity.

Adobe Audition—a professional audio editing environment designed for demanding audio and video professionals; provides high-performance, intuitive tools for audio editing, mixing, restoration, and effects.

Adobe Business Catalyst—an online business solution that provides an all-in-one capability to develop and maintain dynamic websites and powerful online stores with an integrated customer database, email marketing, e-commerce and analytics; integrates with Dreamweaver and Adobe Muse for seamless website creation and publishing; a Business Catalyst webBasics offering is included as part of Creative Cloud membership.

Adobe Creative Cloud—a new, comprehensive offering of creative services, Creative Suite desktop applications, and collaboration and sharing features that is offered on a subscription basis; membership to Creative Cloud enables users to download and install any of the Creative Suite desktop applications, plus other applications such as Acrobat and Photoshop Lightroom; subscribers also receive the latest apps and newest features as soon as they're released; Creative Cloud membership includes 20GB of cloud-based storage and device syncing capabilities, enabling members to easily access and share their work; it also includes the ability to publish websites using our Business Catalyst hosting service, and the ability to publish mobile apps using our DPS, Single Edition and PhoneGap Build services.

Adobe Creative Suite Design & Web Premium—an integrated software solution that creative professionals can use as a platform for print, web and mobile content publishing; combines Acrobat Pro, Dreamweaver, Flash Professional, Adobe Fireworks, Illustrator, InDesign and Photoshop Extended technologies with a file management and control center called Adobe Bridge; integrates with Adobe Digital Publishing Suite.

Adobe Creative Suite Design Standard—an integrated software solution that creative professionals can utilize for professional design and print production, page layout, image editing, illustration and Adobe PDF workflows; combines Acrobat Pro, Illustrator, InDesign and Photoshop technologies with a file management and control center called Adobe Bridge; integrates with Adobe Digital Publishing Suite.

Adobe Creative Suite Master Collection—an integrated software solution which provides all the tools creative professionals require to create content for every design discipline in one offering; provides capabilities for professional page layout, image editing, vector illustration, print production, website design/development, rich interactive content creation, visual effects and motion graphics, video capture/editing/production, DVD titling and digital audio production; includes Acrobat Pro, After Effects, Audition, Dreamweaver, Adobe Encore, Fireworks, Flash Builder, Flash Professional, Illustrator, InDesign, Photoshop Extended, Prelude, Adobe Premiere Pro and Adobe SpeedGrade technologies, with a file management and control center called Adobe Bridge; integrates with Adobe Digital Publishing Suite.

Adobe Creative Suite Production Premium—an integrated software solution that provides creative professionals a complete post-production solution consisting of video, audio and design tools that can be utilized to create and deliver content to film, video, DVD, Blu-ray Disc, television broadcast, and web and mobile devices; combines Adobe Premiere Pro, After Effects, Adobe Audition, Encore, Photoshop Extended, Flash Professional, Illustrator and Adobe Media Encoder technologies with a file management and control center called Adobe Bridge; integrates with Adobe Story.

Adobe Digital Publishing Suite—an integrated, online, hosted publishing solution for individual designers, traditional media publishers, ad agencies, and companies of all sizes that want to create, distribute, monetize, and optimize engaging content and publications for tablet devices; enables magazine and newspaper publishers, as well as individuals, to deliver engaging, branded reading experiences of their publications to an extensive array of mobile and tablet devices; combines hosted services, flexible e-commerce models to sell single issues and subscriptions directly to consumers through mobile marketplaces, and analytics capabilities based on Adobe Marketing Cloud; content is created and enhanced through integration with Creative Suite to enable a complete workflow for the creation and delivery of content to mobile device users via our new Content Viewer technology.

Adobe Dreamweaver—a professional software development application used by designers and developers to create and edit HTML websites and mobile apps; provides a broad range of capabilities for web publishing, enabling online commerce, and providing online customer service and educational content; includes capabilities for visually designing HTML5 pages, coding HTML5 and application logic.

Adobe Edge Tools & Services—new web tools and services which include: Edge Animate, a web motion and interaction design tool that allows designers to create animated content for websites, using web standards like HTML5, JavaScript and CSS3; Edge Inspect, an inspection and preview tool that allows front-end web developers and designers to efficiently preview and debug HTML content on mobile devices; Edge Code, a code editor, built on the Brackets open source project, optimized for web designers and developers working with HTML, CSS and JavaScript; Edge Reflow, a web design tool to help users create responsive layouts and visual designs with CSS; Edge Web Fonts, a free web font service for using a growing library of open source fonts on websites and in apps; Typekit, a service that gives designers and developers access to a library of hosted, high-quality fonts to use on their websites; and PhoneGap Build, a service for packaging mobile apps built with HTML, CSS and JavaScript for popular mobile platforms.

Adobe Encore—professional DVD authoring and creation software that is included as part of Adobe Premiere Pro; provides a comprehensive set of design tools and integration with other Adobe software to create a streamlined DVD creation workflow; provides ability to output projects to recordable DVD formats including Blu-ray, ensuring a wide degree of playback compatibility.

Adobe Fireworks—a professional graphics design tool that allows users to create designs for websites and mobile apps quickly, without coding; enables the development and delivery of vector and bitmap images, mockups, 3D graphics, and interactive content for popular tablets and smartphones; integrates with Dreamweaver, Flash and Photoshop, and supports AIR application development.

Adobe Flash Professional—provides an advanced development environment for creating internet applications which integrate animations, motion graphics, sound, text and additional video functionality; solutions built with Flash Professional are deployed via the web to browsers that run Adobe Flash Player, and to devices as installable applications using Adobe AIR. The Toolkit for CreateJS, which was included in Flash Professional CS6, introduces the ability to use Flash Professional to create and publish interactive content for the standards-based web using HTML and JavaScript without any need for the Flash Player or AIR.

Adobe Illustrator—a vector-based illustration design tool used to create compelling graphic artwork for print publications, websites and video production.

Adobe InCopy—a professional writing and editing solution that tightly integrates with Adobe InDesign software to enable an efficient collaborative workflow between design and editorial staff.

Adobe InDesign—a page layout application for publishing professionals; based on an open, object-oriented architecture that enables Adobe and its industry partners to deliver powerful publishing solutions for printed and digital magazine, newspaper and other publishing applications.

Adobe InDesign Server—delivers a robust and scalable engine that leverages the design, layout, and typographical capabilities of Adobe InDesign software to enable third-party systems integrators and developers to programmatically create engaging automated documents; enables Adobe partners to provide new levels of automation and efficiency in high-end editorial workflows, collateral creation, variable data publishing and web-based design solutions.

Adobe Muse—new offering available through subscription and Creative Cloud which enables designers to create HTML websites like they would design print layouts, without having to write code; websites can be published with Adobe Business Catalyst service or any hosting provider.

Adobe Photoshop—provides photo design, enhancement and editing capabilities for print, the web and multimedia; used by graphic designers, professional photographers, web designers, professional publishers and video professionals, as well as amateur photographers and digital imaging hobbyists.

Adobe Photoshop Elements—offers powerful yet easy-to-use photo editing functionality plus intuitive organizing, printing and sharing capabilities for amateur photographers and hobbyists who want to create professional-quality images for print and the web.

Adobe Photoshop Extended—provides the capabilities of Photoshop, plus additional tools for editing 3D and motion-based content and performing image analysis; targeted for: film, video and multimedia professionals; graphic and web designers using 3D and motion; manufacturing professionals; medical professionals; architects and engineers; and scientific researchers.

Adobe Photoshop Lightroom—software designed for professional photographers and photo hobbyists, it addresses their unique photography workflow needs by providing more efficient and powerful ways to import, select, develop and showcase large volumes of digital images.

Adobe Prelude—software used by video professionals to streamline post-production tasks; integrates with other Adobe video software including Adobe Premiere Pro, and is included in several configurations of Creative Suite.

Adobe Premiere Elements—a powerful yet easy-to-use video-editing software for home video editing; provides tools for hobbyists to quickly edit and enhance video footage with fun effects and transitions and create custom DVDs for sharing video with friends and family.

Adobe Premiere Express—hosted software service based on Adobe Premiere technology that provides video editing and video remix capabilities; licensed by customers such as those running media portals to provide consumers with embedded access to industry leading Adobe video editing and enhancement technologies.

Adobe Premiere Pro—professional digital video editing software used to create broadcast quality content for video, film, DVD, multimedia and streaming over the web; includes Adobe Encore for professional DVD authoring and creation.

Adobe SpeedGrade—new software used by video professionals to color grade their video within video production workflows; integrates with other Adobe video software including Adobe Premiere Pro, and is included in several configurations of Creative Suite.

Adobe Story—an online collaborative script development tool made available as a hosted service; enables writers to author scripts quickly with automatic formatting, and collaborate online. used to begin the planning and preproduction phase of video workflows to be integrated with other Adobe products; developed to create more efficient video production workflows while reducing production costs; automatically turns content in scripts into relevant metadata that can be used throughout the Adobe digital video workflow; offered in two versions: Adobe Story Free and Adobe Story Plus.

Adobe Typekit—subscription-based cloud service that provides the delivery of hosted, high-quality fonts for use on websites; enables designers and developers to deliver beautiful type that enhances the web experience; Typekit fonts are offered as a standalone service, as part of Edge Tools and Services, and as part of Adobe's Creative Cloud service.

Adobe Visual Communicator—software used to create newscast-style video presentations that can be delivered digitally; provides a teleprompter, video creation capabilities, and an entire library of customizable graphics, effects, titles, music, and templates; can be used to convert a Microsoft PowerPoint presentation into a narrated video that can be posted online; can also be used to self-produce video broadcasts, conferences, distance learning courses, campus-wide newscasts, and more.

Digital Media—Touch App Products

Adobe Revel—touch-based photo app and service for Mac, iPad, and iPhone users; gives users access to their photo libraries from multiple devices no matter which one they are using; allows users to utilize powerful photo-processing technology based on Adobe Photoshop Lightroom software to enhance their images.

Adobe Ideas—a vector-based sketching app designed to enable creative professionals to capture their ideas and be a companion tool for other professional design applications from Adobe, including Illustrator and Photoshop; available for the iPhone and iPad.

Adobe Photoshop Touch—touch-based iPad and Android tablet app; enables users to edit images and apply professional effects using core Photoshop features, and then digitally share the results through social networking sites like Facebook.

Digital Media—Developer and Platform Products

Adobe AIR—client software and packaging technology that allows developers to use existing web development skills (e.g. HTML, Ajax, Flash and Flex) to build and deploy standalone applications (RIAs) on PCs and mobile devices.

Adobe Flash Builder—a cross-platform development environment based on Eclipse for building games and applications in Actionscript and using the open-source Flex framework; enables developers to develop apps and games for browsers, PCs and mobile devices.

Adobe Flash Player—the most widely distributed rich client software on PCs and consumer electronic devices; provides a runtime environment for text, graphics, animations, sound, video, application forms and two-way communications.

Adobe Flash Platform Services—services that enable developers and publishers to distribute and monetize applications across multiple distribution channels.

Adobe Flex—a free, open source framework for building applications that deploy consistently on major browsers, desktops, and computer operating systems by leveraging the Adobe Flash Player and Adobe AIR runtimes. Adobe Flex 4.6 was the final release by Adobe. All subsequent versions are released by the Apache Software Foundation following Adobe's contribution of Flex to Apache.

Adobe PhoneGap—PhoneGap is a free, open source framework for building cross-platform mobile applications using HTML, CSS and JavaScript that run on popular mobile operating systems such as Android, iOS and BlackBerry; PhoneGap Build is our solution to assist developers with creating mobile applications which leverage the open source framework; it is offered as a standalone solution and as part of our Adobe Edge Tools & Services.

Digital Media—Acrobat and Document Services Products

Adobe Acrobat Standard—software that creates secure, reliable and compact Adobe PDF documents from desktop authoring applications such as Microsoft Office software, graphics applications and more; supports automated collaborative workflows with a rich set of commenting tools and review tracking features; includes everything needed to create and distribute rich electronic documents that can be viewed easily within leading web browsers or on computer desktops via the free Adobe Reader.

Adobe Acrobat Pro—in addition to all the capabilities of Acrobat Standard, Acrobat Pro delivers specialized capabilities for creative professional and engineering users, such as pre-flighting, color separation and measuring tools; also allows users to insert Flash video or H.264 video for direct playback in the most recent versions of Adobe Acrobat and Adobe Reader software, create dynamic HTML and PDF forms with Adobe FormsCentral that is included with Acrobat Pro, ad hoc form distribution and data collection, and create Adobe PDF documents that enable Adobe Reader users to digitally sign Adobe PDF documents, participate in a shared review and fill and save in forms.

Adobe Acrobat.com—an online collaboration service which provides simple web conferencing, centralized online file sharing and storage capabilities, and online collaborative applications like a word processor and a spreadsheet authoring tool.

Adobe CreatePDF—an online PDF file creation service that provides easy conversion of almost all document files to Adobe PDF for the secure and reliable sharing of rich electronic documents that can be viewed easily within leading web browsers or on computers via the free Adobe Reader.

Adobe EchoSign—offered as part of Adobe's online document exchange services platform, EchoSign enables customers to electronically sign documents via a simple cloud-based service.

Adobe SendNow—an online file sharing service that lets users send, share, and track files online, even large ones, without the complications of email size restrictions, multiple email attachments, FTP sites, and overnight shipping services.

Adobe Reader—software for reliable viewing, searching, reviewing and printing of Adobe PDF documents on a variety of hardware and operating system platforms; when used with certain Adobe PDF documents created with Adobe LiveCycle Reader Extensions Server software, Acrobat Pro or Acrobat Pro Extended, Adobe Reader also can be used to enable collaborative workflows through the addition of collaboration features built into the Adobe PDF document; these features include review and markup tools that normally are not present in the standard Adobe Reader product.

Adobe Marketing Cloud Solutions

We offer the Adobe Marketing Cloud, our set of digital marketing solutions and services used to manage and enhance online, offline and multi-channel business initiatives, which we host and deliver to our customers on-demand and also provide as an on-premise solution for some products.

Our Adobe Marketing Cloud solutions include a complete set of analytics, social, advertising, targeting and Web Experience Management solutions and a real-time dashboard that brings together everything marketers and advertisers need to know about their marketing campaigns. It helps users of the solutions obtain data to gain insights and act upon their data more quickly.

Our solutions utilize data from online channels such as mobile, social and digital video; data from enterprise systems such as Customer Relationship Management ("CRM") applications; content that can be assembled to create personalized experiences; and common services that allow the ability to access the data and content. These solutions and services are accessed primarily by a web browser, and are built on a scalable and flexible computing architecture. As such, these components and services reduce the need for our customers to make upfront investments in technology, implementation services or additional IT personnel, thereby increasing customers' flexibility in allocating their IT capital investments.

Adobe Marketing Cloud is comprised of several components listed below, organized around key solutions which address the broad needs of digital marketers.

Adobe Analytics

Adobe Analytics combines the power of actionable analytics and audience segmentation with the distributed value of reporting and sharing of key business analysis and connects it for data driven marketing. It includes the following key product components:

Adobe SiteCatalyst—hosted software that provides users the ability to capture, store and analyze information generated by their websites and other sources and to gain real-time business insights via charts, graphs and dashboards into the performance and efficiency of marketing and sales initiatives and other business processes; built on a scalable and flexible computing architecture.

Adobe Discover—hosted software that provides web analysts and digital marketers with insight and concise web analytics marketing segmentation as revealed by real-time visitor information; enables businesses to understand a comprehensive, multi-dimensional view of their customers through accurate and timely information such that they can make informed decisions to improve the performance of their business.

Adobe DataWarehouse—contains information captured by SiteCatalyst, our core Analytics product offering, and other Digital Marketing applications.

Adobe ReportBuilder—a plugin that enables marketers to perform specialized analysis and easily create customized reports inside of Microsoft Excel; provides users with an intuitive, easy-to-use wizard that guides them through the process of importing real-time online analytics data from our SiteCatalyst analytics product.

Adobe Genesis—contains application programming interfaces to integrate and augment analytics data with relevant data from internet and enterprise applications and data from a growing number of online and offline channels to enable business optimization.

Adobe Insight—on-premise software that enables organizations to quickly analyze large volumes of rapidly evolving data in real-time; provides users with charting and visualization capabilities to assist them with making quick business decisions that can improve overall business performance; accepts data from any source, including data warehouses and business intelligence tools.

Adobe Social

Adobe Social helps organizations measure and manage marketing activities across owned, earned and paid media—ensuring the impact of social is properly attributed. It includes the following key product components:

Adobe Social—enables marketers to use social data as an input to optimizing interactions with their customers and prospects across all channels; helps users see social media data with other analytics data by integrating the two to give real-time measurement and segmentation information on social networks; with this insight, marketers can measure the impact of social media on their business and understand how conversations on social networks and online communities influence marketing performance.

Adobe CQ Social Communities—used by marketers to leverage social media and dedicated branded communities on their digital properties; enables customers to build out their social presence on their websites with user-generated content alongside premium content; marketers can use its functionality to offer social login, social plug-ins, comments, ratings, forums, blogs, social calendaring, and extended user profiles; also enables marketers to interact directly with their customers, foster online communities and encourage customer connection to increase engagement and drive higher brand loyalty and conversions.

Adobe Media Optimizer

Adobe Media Optimizer combines portfolio and rules based ad management with intelligent campaign forecasting and targeted ad delivery for data optimized advertising. It includes the following key product components:

Adobe AdLens—a cloud-based, unified ad management system for digital marketing efforts across search, display, and social media channels; offers insight, control, and automation for cross-channel campaign management; users can manage and optimize search, display and social advertising as a unified campaign; includes data integration with Adobe SiteCatalyst; enables advertisers to utilize conversion metrics to make strategic media decisions and deliver optimal return on their advertising spending; also provides integration with Adobe AudienceManager for targeted audience segmentation to ensure marketers can have their advertising campaigns reach their intended targeted audiences. AdLens was formerly known as Efficient Frontier, and also combines the features of our product formerly known as Adobe SearchCenter.

Adobe AudienceManager—hosted software that enables advertisers and publishers to maximize their online ad investment through online audience optimization; helps marketers consolidate audience information from all available sources and assists with identifying, quantifying, and optimizing high-value target audiences, which can then be offered to advertisers via an integrated, secure, privacy-friendly management system that works across all advertising distribution platforms.

Adobe AudienceResearch—hosted software that provides publishers with certified metrics, enabling insight into audience size and engagement for websites, mobile applications, and digital magazines; leveraging data from Adobe SiteCatalyst installations, it certifies the quality of the data and delivers accurate and consistent reporting in real time through relationships with the Media Rating Council, the leading digital auditing service, and the Interactive Advertising Bureau, which drives industry guidelines for audience measurement.

Adobe Target

Adobe Target helps organizations dynamically test and present highly customized experiences to a digital property in order to drive significantly higher conversion rates. It includes the following key product components:

Adobe Recommendations—hosted software that enables businesses to promote products and content online; utilizes flexible data and behavioral driven algorithms, allowing our customers to increase conversions on their websites by ensuring relevant choices are automatically presented to their customers, either on websites or through email campaigns.

Adobe Search&Promote—hosted software which enables marketers to optimize how visitors browse, find, compare, and select relevant products and content on web and mobile sites; marketers can easily promote priority items based on business objectives and visitor intent, as well as automate merchandising and promotions activity via certain triggers or metrics; provides flexible search and navigation interfaces, social browsing, sort and filter options, refinements based on multiple facets such as color, gender and customer ratings, an advanced marketer console to monitor conversion metrics and paths, and a visual rule builder to manage promotions.

Adobe Test&Target—hosted software that gives digital marketers a website optimization tool with the capabilities to make their online content and offers more relevant to their customers, yielding the potential for greater customer conversion; provides an intuitive interface for designing and executing tests, creating audience segments and targeting content.

Adobe Test&Target 1:1—hosted software that enables digital marketers to personalize the presentation of content and offers that a visitor may find most relevant, increasing the likelihood of engagement and conversion; enables marketers to target individual site visitors rather than predefined visitor segments; includes self-learning algorithms which minimize the investment required to target individuals with personalized content and offers; content can be optimized to any key performance indicator, including revenue, conversion, or click-through rate.

Adobe Experience Manager

Adobe Experience Manager enables marketers to create, manage, and optimize online customer experiences to build brand, drive demand and extend reach in the digital world. It integrates Adobe's broad portfolio of industry-leading tools to empower marketers to execute with ease, agility, and effectiveness. Experience Manager also facilitates collaboration with IT by providing the unified tools and platform to enable them to rapidly develop and deploy new templates, designs, and components for web, mobile and social channels to business users.

The foundation of our Experience Manager solutions is Adobe CQ, our WCM platform which enables organizations to deliver carefully tailored customer experiences across web and mobile channels. Experience Manager also provides a rich analytics framework by enabling powerful, embedded integrations with a collection of analytics applications for online business optimization. This framework enables marketers to collect, test, and measure customer interactions with their brand to further refine the user experience, reinforcing a sustained, virtuous cycle that is constantly optimizing.

Key capabilities offered by Experience Manager include:

- Automated personalization—marketers can deliver targeted content to customers based on their persona, context, and other data, and simulate user experiences for different personas. As marketers identify which offers and content are relevant to their customers, they can continually evolve their experiences by executing multiple testing to improve content relevance in any channel;
- Cross-channel-marketers can rapidly deliver content to all screens, as Adobe CQ automatically detects a user's device and sends the representation optimized for its device group. Content authors can simulate the experience for mobile sites and mobile applications as it would appear on a particular device;
- Digital Asset Management —provides the ability to organize and manage digital assets with a single repository;
- Social communities—marketers can easily embed social properties such as wikis, blogs, calendars, and forums to glean customer insights to drive their business forward, foster brand advocates to evangelize their products and services, and empower their customers to share their own content, driving deeper engagement with their brand; and
- Campaign management—Automates the management of multi-channel campaigns to help marketers handle customer segments, lists, leads, and reports.

Adobe Experience Manager includes the following key product components:

Adobe CQ—our WEM, DAM, and social collaboration platform that enables interactive marketers to leverage the online channel as the most cost-effective marketing vehicle to engage customers and prospects to increase competitive advantage and drive revenue; offered as a hosted and on-premise solution.

Adobe Scene7—hosted solution used to enhance, publish, and deliver dynamic marketing assets to web, mobile, social, email, and print; enables businesses to leverage consumer data and tailor content delivery to provide a rich, immersive digital experience to each consumer in real-time; content is tailored by dynamically generating and delivering variations of rich content that is relevant for consumer engagement across channels and devices; used by many leading online retail websites to automate the production and availability of rich media experiences, including zoom, dynamic sizing, personalization and interactive dynamic product catalogs.

Landing Pages—enables digital marketers to quickly create, edit, and publish landing pages and microsites that build brand, drive demand, and reach new customers with agile digital experiences.

Adobe CQ Social Communities—used by marketers to leverage social media and dedicated branded communities on their digital properties; enables customers to build out their social presence on their websites with user-generated content alongside premium content; marketers can use its functionality to offer social login, social plug-ins, comments, ratings, forums, blogs, social calendaring, and extended user profiles; also enables marketers to interact directly with their customers, foster online communities and encourage customer connection to increase engagement and drive higher brand loyalty and conversions.

Digital Asset Management—provides a repository for organizing and managing digital assets; integrates with Adobe CQ and Adobe's creative authoring tools to provide a seamless path from asset creation to storage, approval, publishing, and reuse; designed to manage assets and dynamically deliver rich media, including video, for multi-channel distribution; uses web-based shared workspaces for workflow-based idea sharing and offers 24/7 self-service of marketing materials and video and image libraries; simplifies planning, production, and distribution of digital assets within organizations and with external digital agencies.

Adobe CRX—an open, standards-based Enterprise Content Management ("ECM") platform, built on a modern architecture that is highly scalable; natively manages all content as defined in the Content Repository for Java Technology API Version 2.0 specification; this programming interface, defined by the ECM industry, provides developers with a stable and well-defined, yet extensible content and query model that protects past and future investments.

Media & Advertising Solutions

We provide solutions for creating, delivering and monetizing video, enabling customers such as media and entertaining companies to expand the reach of their business using an entire workflow from Adobe. Within our Digital Media business our content creation tools are managed and offered to help customers create professional and premium video content. As part of our video content creation solutions, we also offer Adobe Anywhere which enables video teams to collaborate and develop video content, using access to shared media across standard networks virtually anywhere they have internet connectivity.

As more and more premium video delivery has migrated to the web, Adobe has built out solutions in our Digital Marketing business to assist customers with delivering, protecting and monetizing their video assets. In 2012, we announced Project Primetime, which is a unified video platform that helps customers achieve broadcast audience reach, lower operating costs, and boost revenue from ad sales. Our solution delivers a TV-like viewing experience across platforms, including iOS and Android, and on devices from desktops to tablets to Smart TVs. Project Primetime provides a single, end-to-end workflow that links our streaming, DRM, ad serving, audience management, analytics, and optimization technologies.

Our efforts with Project Primetime are based on the development and integration of the following products and solutions:

Adobe Access—a scalable, flexible content protection solution which provides an efficient workflow to help companies deliver and protect premium video across desktops, mobile devices, and platforms, including iOS and Android; as an UltraViolet approved DRM technology, it also extends audience reach and enables a variety of business models, including HD rental, subscription, and electronic sell-through.

Adobe Auditude—a video ad serving platform that provides premium TV-like commercial breaks during video delivery, supported by robust tools and services to drive the highest volume of advertising demand from direct and indirect sales; enables seamless ad insertion across PC, iOS and Android devices, set-top boxes, game consoles, and other internet-connected video playback devices; allows marketers to deliver relevant, targeted advertising with full control over ad quality and sequencing.

Adobe Media Server—a family of server-based software which provides video publishing and workflow capabilities that enable customers to deliver video to PC and non-PC platforms, including those running iOS and Android; utilizes flexible delivery methods which can save bandwidth costs and lighten network load; offered to customers with different levels of capabilities:

- Adobe Media Server Standard—base level version enables customers to deliver video on-demand and live through HTTP delivery to reach broad video audiences using iOS and Adobe Flash Player compatible devices and PCs.
- Adobe Media Server Professional—combines with Adobe Access software to enable customers to stream protected, studio-grade content using a single DRM workflow across desktops, connected TVs, tablets, and smartphones, including iOS and Android devices.
- Adobe Media Server Extended—broadens video delivery broadcast capabilities by enabling customers to serve video to more viewers on a large scale with peer-to-peer capabilities.
- Adobe Media Server on Amazon Web Services—an easy and affordable way for customers to deploy multiprotocol media streaming that scales to meet business needs; supports Dynamic HTTP Packaging, protected HTTP streaming, and DRM for Apple HLS; enables a single packaging and protection workflow, and provides delivery scale through integration with Amazon CloudFront.

Adobe Media Encoder—a free media encoder and live audio and video capture software, also available as part of Adobe Creative Cloud and our Creative Suite video products; streams audio and video in real time to Adobe Media Server software; enables web broadcasts of live events such as sporting events, concerts, webcasts, and news and educational events.

Adobe Pass for TV Everywhere—as part of the TV Everywhere industry initiative, Adobe Pass enables content owners to verify a user's entitlement to content in a manner that is simple and secure; implemented as a hosted service, it allows for back-end integration based on the business rules required by both programmers and pay TV providers; helps content owners and pay TV providers take their content to the internet with a secure environment to prevent fraud, and a superior customer experience.

Adobe Video Streaming Service—via CDN partners, Adobe offers hosted services for streaming on-demand video for the Adobe Flash Player runtime across high-performance networks; built with Adobe Media Server, Adobe Video Streaming Service provides an effective way to deliver .flv video to large audiences without the overhead of setting up and maintaining streaming server hardware and network.

HTTP Dynamic Streaming—enables on-demand and live streaming of standards-based MP4 video over regular HTTP connections; gives content creators, developers, and publishers more choice in high-quality media; while the Real Time Message Protocol remains the protocol of choice for lowest latency, fastest start, dynamic buffering, and stream encryption, HTTP Dynamic Streaming enables leveraging of existing caching infrastructures, and provides tools for integrating content preparation into existing encoding workflows.

Digital Marketing—Digital Enterprise Products

Adobe Connect—a rich web-based SaaS offering or on-premise perpetual license server communication system that enables organizations to reduce the costs of travel and increase the effectiveness of online training, marketing events, sales meetings and collaborative web conferencing solutions which are instantly accessible by customers, partners and employees using Adobe Flash Player; consists of a core Adobe Connect Events Server or hosted service, and modules that provide specific application functionality, including Adobe Connect Training and Adobe Connect Events; can be deployed with either some or all of these components together; Adobe Connect Training allows organizations to build a complete online training system with Microsoft PowerPoint presentations that include surveys, analysis, course administration and content management; Adobe Connect Events allows users to provide seminar and training sessions as well as to conduct business presentations through the web.

Adobe LiveCycle Collaboration Service—enables architects and developers to create more engaging and more dynamic user experiences that deliver multi-user, real-time collaboration features into new or existing rich internet applications; allows customers to offload management and processing for features such as chat, video, VoIP and white-boarding, ultimately to provide guided product or service selection, assisted product design or enhanced customer support.

Adobe LiveCycle Connectors for ECM—solutions that enable LiveCycle customers to connect their LiveCycle applications with other industry-leading enterprise content management systems, such as EMC Documentum, IBM FileNet and IBM Content Manager.

Adobe LiveCycle Content Services—offers a library of services that can be used with other LiveCycle solution components to create content-rich engagement applications whereby end users can share and collaborate on content development in content spaces as part of a company's business processes; supports check-in/check-out capabilities, keeps a complete audit history of all document actions and provides a fully integrated set of content services ranging from an enterprise content repository to social collaboration tools such as enterprise forums; also includes team collaboration capabilities such as forums and discussions, and provides Microsoft Office plug-ins that enable users to interact with the process engine and content repository using Microsoft Word and Microsoft Excel.

Adobe LiveCycle Mosaic—provides rich internet application framework for rapidly assembling and engaging activity-centric enterprise applications, and provides knowledge workers with real-time, contextual information from multiple sources in a single, personalized view; used by developers to extend existing applications by exposing their business logic and user interfaces into application tiles that can be assembled to create unified views.

Adobe LiveCycle Data Services—high-performance, scalable and flexible framework that streamlines the development of RIAs using Flex and Adobe AIR; abstracts the complexity required to create server push-based applications and supports a rich set of features to create real-time solutions; utilizes powerful data services and simplifies data management problems such as tracking changes, synchronization, paging and conflict resolution; deployed as a standard J2EE web application, which enables customers to leverage their existing infrastructure.

Adobe LiveCycle Forms—server-based software application that organizations can use to cost-effectively and securely extend their core business processes beyond their enterprise system; enables customers to create and deploy XML-based form templates as PDF, SWF, or HTML for use with Adobe Reader or Adobe Flash Player software, or with web browsers; provides for the capture of data from submitted forms and the transfer of the data directly into an organization's core business systems, thereby streamlining form-driven business processes and improving data accuracy.

Adobe LiveCycle Reader Extensions—server-based software application that lets enterprises easily share interactive Adobe PDF documents with external parties without requiring recipients of the documents to purchase Acrobat software that normally would be necessary to interact with the Adobe PDF documents they receive; unlocks features on an individual Adobe PDF document by document basis so that when such a file is opened in the free Adobe Reader, users have access to tools that normally would not be available in Adobe Reader, such as reviewing and commenting functions, signatures to digitally sign PDF documents, embedding file attachments, enabling database and web service capabilities, and the ability to fill in form data, submit and save electronic documents locally.

Adobe LiveCycle Output—server-based solution that supports on-demand document processes including the generation of documents such as correspondence, confirmations, bids, or shipping labels; provides capabilities to merge XML data from back-end systems with LiveCycle Designer ES templates to generate documents in PDF, PDF/A, PostScript, PCL, or Zebra label formats; customers can customize electronic document packages by combining newly generated PDF documents with existing files from document repositories; customers can also convert PDF documents to print or image file formats and then route them automatically to support direct server-based printing or archiving operations.

Adobe LiveCycle PDF Generator—server-based software that automates the creation, assembly, distribution and archiving of PDF documents in combination with critical business processes; converts a wide range of native and standard file formats, and can combine newly created PDF documents with existing files or pages to assemble customized PDF packages; supports direct server-based PDF printing or can convert PDF documents to a wide variety of formats, including image formats and PDF/A.

Adobe LiveCycle Production Print—server-based solution that performs high-volume jobs through efficient batch processes, generating documents such as statements, invoices, contracts, or welcome kits; merges XML, ASCII or other data types from back-end systems with LiveCycle Designer ES templates to generate documents in a broad range of print or electronic formats to support high volume production requirements; enables customers to print document packages by collecting multiple jobs over time and then grouping them to minimize mailing costs.

Adobe LiveCycle Digital Signatures—server-based software application that helps organizations automate the processing of electronic documents by providing batch-based capabilities to digitally sign and certify Adobe PDF documents, validate digital signatures and encrypt/decrypt Adobe PDF documents; safeguards information when it leaves a company's network and integrates with existing public key infrastructures.

Adobe LiveCycle Rights Management—server-based software application that helps organizations manage information access securely with dynamic, persistent document control; allows for access control and auditing of Adobe PDF, Microsoft Word, Microsoft Excel, Microsoft PowerPoint, PTC Pro/ENGINEER, Dassault CATIA and Lattice XVL CAD document usage inside or outside the firewall, online or offline and across multiple document platforms; lets organizations know when a document has been viewed, printed or altered and restricts access so that only intended recipients can open, use and forward a document; allows for previously granted document permissions and access to be revoked; leverages Acrobat and Adobe Reader and other client plug-in software to author and view protected documents.

Adobe LiveCycle Process Management—server-based process management application that allows organizations to orchestrate people, systems, content and business rules into streamlined, end-to-end processes that are accessible to process participants through engaging user interfaces, online or offline; provides out-of-box dashboards to help users gain insights into business operations in real time and management tools to fix day-to-day operational problems and make long-term process improvements.

Adobe LiveCycle Business Activity Monitoring—software that allows administrators and process participants to quickly identify bottlenecks, check progress and view other process information related to business transactions; comes in two versions: Adobe LiveCycle Business Activity Monitoring ("BAM") ES Standard, which allows for the monitoring of all LiveCycle processes with 16 out-of-the-box dashboards and, Adobe LiveCycle BAM ES Extended, which adds the ability to extend LiveCycle BAM ES to other enterprise business systems so that users can monitor business processes via dashboards inside and outside the LiveCycle environment.

Adobe LiveCycle Managed Services—LiveCycle is available as on-premise software or as a managed services offering delivered in partnership with Amazon.com. LiveCycle Managed Services customers pay Adobe an annual subscription fee. In return, Adobe provisions and manages a LiveCycle instance for the customer on Amazon Web Services. By outsourcing the management of their LiveCycle instance to Adobe, customers benefit from increased capital efficiency and reduced complexity. As a result, customers can focus more of their efforts on providing successful user outcomes and less on the tasks of managing computing infrastructure.

Adobe Central Pro Output Server—a server-based software application for document generation that allows organizations to create personalized, customer-facing documents from any data source, including legacy, line-of-business, enterprise resource planning or CRM applications; merges data with an electronic document template using a powerful processing engine to dynamically generate electronic documents such as purchase orders, invoices, statements and checks for delivery via Adobe PDF, the web, e-mail, fax or print; works with Adobe Output Designer which is a companion tool used to create sophisticated document templates.

Adobe LiveCycle Designer—desktop software application that simplifies the creation and maintenance of intelligent XML based forms for deployment as Adobe PDF forms, HTML applications and Flash based RIAs; provides an intuitive, graphical design tool for creating XML templates that look exactly as the author intended and previewing them before deployment; it also simplifies adding intelligence to documents, such as business and routing logic, and binding form fields to arbitrary XML schemes for seamless integration with enterprise applications.

Adobe Output Designer—a design tool that allows users to create electronic document templates for use with Adobe solutions for document generation; aids in the creation of electronic documents that exactly replicate existing paper documents.

Adobe Output Pak for mySAP.com—an SAP-certified server-based software application for document generation that enables organizations to optimize their investment in their SAP solution by creating personalized, professional-looking, customer-facing documents; provides an easy, fast and cost-effective way to create and maintain documents for the SAP environment; integrates directly with an SAP system to extract information which is merged with a document template that defines the layout and formatting of the document; output can be in a variety of formats, including Adobe PDF, print, fax, e-mail and the web.

Adobe Web Output Pak—a server-based software application for document generation; creates documents in PDF and HTML for presentation on the web and in Wireless Markup Language for presentation to a wireless device; allows users to personalize and control the look of documents based on the data the documents contain.

Print and Publishing Products

Adobe Authorware—a legacy rich media authoring tool used to develop caption based eLearning on Windows and Macintosh based platforms; use of the product ranges from creating web-based tutorials to simulations incorporating audio and video; applications developed with Authorware can be delivered on the web, over corporate networks or on CD-ROM.

Adobe Captivate—enables users to rapidly create professional and engaging eLearning content-including software simulation, quizzes, animation and multimedia-and deliver the content in .flv and other formats; the content can be created without any programming or multi-media skills and can be published to CD/DVDs and Learning Management Systems used in training, sales, marketing and customer support applications; often used in combination with Adobe Connect, Adobe Captivate provides a robust technology solution to bring understanding and retention to end users of rapid training and eLearning solutions.

Adobe ColdFusion—provides a server-scripting environment and a set of features used by organizations for building database-driven scalable applications that are accessible through web browsers, Adobe Flash Player and Adobe AIR; built on an open Java technology architecture and can be deployed on third-party Java application servers that support the J2EE specification.

Adobe ColdFusion Builder—development tool for building ColdFusion applications; provides a unified, customizable and extensible development environment to code applications, manage servers and deploy projects.

Adobe Contribute—an easy-to-use tool to update and publish web content, designed for non-technical business users who need to make minor changes to intranet and internet websites that conform to the structure, style, layout and site standards setup by a website administrator; streamlines the web content maintenance process and provides website administrators with a set of simple content management functionality to manage and administer websites; also provides bloggers with a simple tool to create and update their blogs.

Adobe Director—a tool for creating professional multimedia content that combines images, text, audio and video into presentations, interactive experiences and prototypes; for websites, it provides users with the ability to deliver multimedia content that supports three dimensional content and animations for use in various markets, including education, games and commerce; also enables the creation of fixed-media content for CD titles and DVD titles in the entertainment, education and corporate training markets.

Adobe eLearning Suite—an integrated set of software for creating professional eLearning and HTML5-based courseware; includes capabilities of Adobe Captivate, Flash Professional, Dreamweaver, Photoshop Extended, Acrobat, Adobe Presenter, Adobe Audition and Adobe Bridge.

Adobe FrameMaker—an application for authoring and publishing long, structured, content-rich documents including books, documentation, technical manuals and reports; provides users a way to publish their content to multiple output formats, including print, Adobe PDF, HTML, XML and Microsoft Word.

Adobe FrameMaker Server—extends the capabilities of FrameMaker software in an automated, server-based environment; includes features that facilitate high-volume publishing, including catalog, database, and directory publishing, as well as the production of personalized technical documents and custom eBooks.

Adobe Font Folio—contains more than 2,400 typefaces from the Adobe Type Library in OpenType format, offering a type solution for print, the web, digital video or electronic documents; also includes Adobe Type Manager which makes it easy to create beautiful text for print, web and video projects.

Adobe JRun—a legacy application server solution based on the J2EE specification; integrates with our development tool offerings and is used to deploy applications for functions such as online banking and customer service.

Adobe PageMaker—software used to create high-quality documents simply and reliably with robust page layout tools, templates and stock art.

Adobe PDF Print Engine—a next-generation printing platform that enables complete, end-to-end PDF-based workflows using common PDF technology to generate, preview and print PDF documents; allows PDF documents to be rendered natively throughout a workflow, providing performance benefits which include eliminating the need to flatten transparent artwork.

Adobe PostScript—a printing and imaging page description language that delivers high quality output, cross-platform compatibility and top performance for graphically rich printing output from corporate desktop printers to high-end publishing printers; gives users the power to create and print visually rich documents with total precision; licensed to printing equipment and workflow software manufacturers for integration into their printing products.

Adobe RoboHelp—an easy-to-use authoring and collaboration tool used by developers and technical writers to create professional help systems and documentation for desktops, smartphones, tablets and web-based applications; utilizes support for HTML5, WebHelp, Compiled Windows HTML Help ("CHM"), AIR Help, PDF, eBook, and native mobile apps.

Adobe Shockwave Player—a rich media player used for deploying multimedia content for use in internet solutions including education, training, games and commerce.

Adobe Technical Communication Suite—an integrated set of software for technical communicators who create and delivery technical-orientated content; includes Acrobat, Adobe Captivate, FrameMaker, Illustrator and RoboHelp technologies; helps customers improve their workflows, especially technical communicators who want a single solution to meet their content creation and publishing needs.

FreeHand MX—a legacy professional vector graphics tool designers and illustrators use to create images.

COMPETITION

The markets for our products and services are characterized by intense competition, new industry standards, evolving business and distribution models, disruptive software and hardware technology developments, frequent new product introductions, short product life cycles, price cutting with resulting downward pressure on gross margins and price sensitivity on the part of consumers. Our future success will depend on our ability to enhance and better integrate our existing products, introduce new products on a timely and cost-effective basis, meet changing customer needs, extend our core technology into new applications and anticipate and respond to emerging standards, business models, software delivery methods and other technological changes.

Digital Media

In our Digital Media segment, we offer Adobe Creative Cloud and Adobe Creative Suite in multiple editions which consist of combinations of several of our technologies. In addition to offering the technologies within these products, we also offer many of them as individual software applications. These products compete with those from many companies, including Apple, Aviary, Avid, Corel, Microsoft, Quark and others, as well as from many lower-end offerings available on touch-enabled devices via app stores, and from various open source initiatives.

Of the competitors listed, no single company has offerings identical to our Creative Suite and Creative Cloud family of products, but our products face collective competition from a variety of point offerings, free products and downloadable apps. For instance, Aviary provides for a free set of online, cloud-based creative tools via its partners' websites and mobile applications. Its tools run inside web browsers and mobile applications and include an image editor, a vector graphics editor, a special effects tool, and audio and music tools.

We believe our Creative Suite and Creative Cloud family of products competes favorably on the basis of features and functionality, ease of use, product reliability, value and performance characteristics. The individual technologies within Creative Cloud and the Creative Suite editions also work well together, providing broader functionality and shortened product training time for the individual who uses multiple applications to complete a project.

As discussed below, we also believe our individual Creative Suite and Creative Cloud products compete favorably against those offered by competitors noted above.

Our InDesign product, used for professional page layout, faces competition from offerings such as Quark Xpress in the professional page layout market. We believe InDesign competes favorably due to the innovative features of InDesign, its improved integration with our other products, our strong brand among users, positive reviews by industry experts, and more recent innovations which address customer challenges related to publishing for tablets which is delivered in concert with our new Digital Publishing Suite offerings.

Professional drawing and illustration products are characterized by feature-rich competition, brand awareness and price sensitivity. Our Adobe Illustrator product faces competition from companies such as ACDsee, Aviary, Corel, Mediascape, Xara and the open source product called Karbon14. Competition in this market is also emerging with a new category of drawing and illustration applications on tablet and smartphone platforms. We offer Adobe Ideas for graphics creation on tablets, and other software companies, including Autodesk with its SketchBook Pro application, are extending their products and feature sets to platforms such as Apple's iPad and potentially other tablet devices. We believe our products compete favorably due to high customer awareness of their rich features, especially the drawing and illustration functionalities, the technical capabilities of the product and our ability to leverage core technologies from our other established products.

The demand for professional web page layout and professional web content creation tools is constantly evolving and highly volatile. We believe Dreamweaver and Flash Professional face direct and indirect competition from desktop software companies such as Bare Bones Software, FlashDevelop, JetBrains, Panic, MacRabbit, MacroMates, and various proprietary and open source web authoring tools. We also face competition from Microsoft Visual Studio products, and other integrated development environments that enable developers to create web applications from companies such as BEA Systems (a subsidiary of Oracle), Borland (owned by Micro Focus) and IBM. We believe our products compare favorably to these applications; however, our market share may be constrained by Microsoft's ability to target its web software to users in markets it dominates. These target customers include users of Microsoft Office, Microsoft Windows operating system, the Microsoft Internet Explorer web browser and Microsoft Visual Studio.

Our Flash technologies, including Adobe Flash Player and Adobe AIR, face competition from alternative approaches to building rich content and web applications such as JavaFX, HTML5, native applications and Unity.

The HTML specification, which among other things describes the syntax and format for encoding web pages, has evolved over several decades and Adobe has participated in its evolution. Our tools are among the leading applications used by web designers and developers to create HTML-based content that is displayed and viewed in web browsers.

The newest version of HTML, commonly known as HTML5, is being developed by an industry consortium that includes Adobe and leading browser vendors such as Apple, Google and Microsoft, and contains new features which compete with some of the features of Flash. These features include the ability to create and display rich advertising and play video natively within the browser. We are working to implement support for HTML5 in our creative product solutions, and we believe we will provide the widest array of support and tooling for HTML5 content creation over time. We are also contributing Adobe technology to WebKit, the open source project utilized by popular internet browsers such as Apple's Safari and Google's Chrome browser, to improve the user experience for HTML5-based content in areas such as publishing and animated graphics. By increasing the capabilities for displaying rich content in browsers with HTML5, we believe we can increase the desire by web content creators for our tools that create such content.

As it relates to Flash, we believe that Flash technology-based content and tooling have a significant technology lead over other solutions trying to replicate its feature sets on PC-based systems, particularly in use cases such as online gaming, web applications, 3D-based content, and premium online video delivery. Given Apple's considerable market share with smartphones and tablets, and Apple's decision to not support Adobe Flash Player on its mobile devices, in 2011 we decided (based on this and other factors) to discontinue new development on Adobe Flash Player for mobile browser implementations in favor of supporting Adobe AIR for the packaging of standalone mobile applications developed using Flash technologies.

As it relates to HTML5, we believe demand for authoring using new HTML5 features will intensify the competition in the professional web page layout market. We also believe the potential fragmentation of HTML5 implementations by the various browser vendors that compete with each other will create the need for tool improvements to address the disparities between platforms and devices that could result. Our Dreamweaver product, new Adobe Edge Tools & Services and Adobe Muse are well positioned to assist customers with migrating to new versions of standards such as HTML5, as well as delivering the means to create rich, interactive experiences on devices and screens of all sizes. We expect new tools and solutions to come to market that will compete with our tools. However, we believe our continuing innovation in our tools, and how these tools are integrated with other Adobe technologies that are used by web content creators, creates a value proposition that is greater than those trying to compete with our web page content creation offerings.

As customers such as publishers and media companies increase their desire to deliver their assets to new platforms such as mobile devices and tablets, we expect new and existing companies to continue to offer solutions that address these challenges that are competitive with our Digital Publishing Suite. Many design agencies are building capabilities to offer such solutions, and companies such as Amazon, Apple, Aquafada, Google, Texterity and Zinio offer an alternative format and business model for the delivery of newspaper and magazine content to mobile devices.

With our Adobe Media Server solution, we face competition from Microsoft with its Windows Media Server for Windows Media and Silverlight, as well as Apple, Move Networks, Real Networks, Wowza Media Systems and others.

Our tools used to create applications for PCs and mobile devices such as smartphones and tablets are influenced by evolving industry standards, rapid software and hardware technology developments and frequent new product and technology introductions by companies or open-source initiatives targeting similar opportunities. Technologies and products that compete with our tools for creating mobile applications include solutions that utilize Java and Scalable Vector Graphics. On Apple devices running the iOS operating system, on devices running Microsoft operating systems and on devices running the Google Android operating system, developers can choose to use native development environments for those platforms. They can also utilize other developer solutions that can be compiled to run on such devices, including those from companies such as Appcelerator, Unity Technologies, Sencha and Strobe.

We believe our robust programming model and developer tools used to create rich content, our large developer community and ecosystem that utilize our tools and the growth of companies who utilize our Flash, AIR, PhoneGap and PhoneGap Build solutions as a basis for rich content and application delivery across multiple screens are key assets in our ability to effectively compete in this market. Further, the rich expressiveness of Flash, which provides the capability to deliver audio, video, motion graphics, vector graphics and visual effects resulting in rich user experiences and interfaces in browsers on PC platforms and as applications across PC and mobile device platforms such as iOS and Android, is a key differentiation when compared to the capabilities of alternate solutions, especially for gaming and premium video delivery use cases.

The needs of digital imaging and video editing software users are constantly evolving due to rapid technology and hardware advancements in digital cameras, digital video cameras, printers, PCs, tablets, mobile phones and other new devices. Our imaging and video software offerings, including Photoshop, Photoshop Lightroom, Photoshop Elements, After Effects, Adobe Audition, Encore, Adobe Premiere Elements and Adobe Premiere Pro, face competition from companies offering similar products. We also continue to face competition from new and free products, including web services and mobile/tablet applications that compete directly with our Adobe Revel offering.

In professional digital imaging, software applications and services compete based on product features, brand awareness and price sensitivity. In addition to competition with Apple's Aperture product, our Photoshop and Photoshop Lightroom products face direct and indirect competition from a number of companies, including Corel. New image editing applications for mobile devices and tablets with features that compete with our professional products are also emerging as adoption of these devices grows. Our Adobe Photoshop products compete favorably due to high customer awareness of the Photoshop brand in digital imaging, the positive recommendations for our Photoshop product by market influencers, the features and technical capabilities of the product and our ability to leverage core features from our other established products.

Our other digital imaging and video editing offerings, including Adobe Photoshop Elements and Adobe Premiere Elements, are subject to intense competition, including customer price sensitivity, competitor brand awareness and competitor strength in OEM bundling and retail distribution. We face direct and indirect competition in the consumer digital imaging market from a number of companies that market software that competes with ours, including ACD Systems, AI Soft (Japan), Apple, ArcSoft, Corel, i4 (Japan), Google, Kodak, Nova Development, Magix, Microsoft, Photodex Corporation, Sonic (owned by Rovi), Pinnacle (owned by Avid) and Sony.

In addition, we face competition from device, hardware and camera manufacturers such as Apple, Canon, Dell, Hewlett-Packard, Nikon, Phase One, Sony and others as they try to differentiate their offerings by bundling, for free, their own digital imaging software, or those of our competitors. Similarly, we face potential competition from operating system manufacturers such as Apple with their iPhoto product and Microsoft as they integrate or offer hobbyist-level digital imaging and image management features with their operating systems. We also face potential competition from smartphone and tablet manufacturers that integrate imaging and video software into their devices to work with cameras that come as part of their smartphone and tablet offerings. In addition, new social networking platforms such as Facebook (including its Instagram offering) and portal sites such as Google and Yahoo! are becoming a direct means to post, edit and share images, bypassing the step of using image editing and sharing software.

Competition is also emerging with a new category of imaging and video applications on tablet and smartphone platforms. Existing as well as new competitors are extending their products and feature sets to platforms such as Apple's iPad and potentially other tablet devices. Similarly, new cloud-based SaaS offerings continue to emerge which offer image editing and video-editing capabilities, as well as social and sharing features. In addition to competing with our own mobile applications such as Photoshop Express, our Lightroom product and our Photoshop Elements and Adobe Premiere hobbyist products, these products could start to encroach upon the feature sets of our professional tools.

Applications for digital video editing, motion graphics, special effects, audio creation and DVD authoring face increasing competition as video professionals and hobbyists migrate towards the use of digital camcorders and digital video production on their computers, and DVD systems and online video for rich media playback. Our After Effects, Adobe Audition, Encore and Adobe Premiere Pro software products, as well as the Adobe Creative Suite Production Premium edition which contains these products, face competition from companies such as Apple, Avid, Canopus (owned by Grass Valley), Sonic (owned by Rovi) and Sony.

Our Adobe Premiere Elements software product, which is targeted for use by hobbyists, faces competition from companies such as Apple, ArcSoft, Autodesk, Avid, Broderbund, Corel, Magix, Microsoft and Sony as well as video editing capabilities found in operating systems, hosted SaaS solutions, video editing solutions bundled by video camcorder manufacturers with their hardware offerings, and video editing solutions bundled onto smartphones. Similarly, we face potential competition from operating system manufacturers such as Apple with its iMovie and iDVD products and Microsoft with its Windows Movie Maker product as they integrate or offer hobbyist-level digital imaging and image management features with their operating systems.

We believe we compete favorably against other digital imaging, digital video and consumer-focused image management software applications with our Adobe Photoshop Elements and Adobe Premiere Elements products due to strong consumer awareness of our brand in digital imaging and digital video, our relationships with significant OEMs, positive recommendations for our products by market influencers, our focus on the retail software channel and strong feature sets.

After Effects is a leader in professional compositing and visual effects due to its strong feature set and its integration with our other products that helps create a broad video editing platform for our customers. In professional digital video editing, we are an industry leader with Adobe Premiere Pro and compete favorably due to our strong feature set, our OEM relationships and the integration with our other products to create a broad digital video publishing platform for our customers.

With our Acrobat business, we continue to face competition from Microsoft. Their widely used Office product offers a feature to save Microsoft Office documents as PDF documents, which competes with Acrobat. They also offer a proprietary digital rights management technology and a document format, called XML Paper Specification ("XPS"), which competes with Adobe PDF. Given Microsoft's market dominance, the PDF feature in Office, XPS, and any other competitive Microsoft product or technology that is bundled as part of its Office product or operating system or made freely available, could harm our overall Acrobat market opportunity.

Our Acrobat product family also faces competition in the PDF file creation market from many clone products marketed by companies such as AdLib, Active PDF, Apple, Global Graphics, Nuance, Software995, Sourcenext and others. In addition, other PDF creation solutions can be found at a low cost, or for free, on the web.

For customers that use Acrobat as part of document collaboration and document process management solutions, where electronic document delivery, exchange, collaboration, security and archival needs exist, our Acrobat product family faces competition from entrenched office applications such as Microsoft Office and its integration with its SharePoint product. In the higher end of the electronic document market, Acrobat Pro and Acrobat Pro Extended provide features which compete with other creative professional PDF tool providers, such as Enfocus, Dalim and Zinio. Google's Google Apps set of products also provides document creation and collaboration capabilities, including the ability to preview PDF documents, which can be used as an alternative to our collaboration features in Acrobat.

To address these competitive threats, we are working to ensure our Adobe Acrobat applications stay at the forefront of innovation in emerging opportunities such as PDF document generation, document collaboration and document security.

Digital Marketing

The markets in which our Digital Marketing business unit competes are growing rapidly and characterized by intense competition. Our Adobe Marketing Cloud solutions face competition from large companies such as Google, Yahoo!, Microsoft, Oracle, IBM, HP, salesforce.com and others, in addition to point product solutions and focused competitors. Additionally, new competitors are constantly entering these markets, increasing competition. Certain of these competitors provide software on demand to customers, generally through a web browser, or provide software that is installed by customers directly on their servers. In addition, we compete at times with our customers' or potential customers' internally developed applications. Of the competitors listed, no single company has products identical to our Digital Marketing offerings. Our Digital Marketing solutions compete in a variety of areas, including: reporting and analytics; multi-channel marketing and optimization; online and social marketing; web experience management and others.

In the market of Digital Marketing, we believe our creative tools heritage differentiates us from our competitors; we have worked closely with marketing and creative customers for thirty years. We also believe we have market leadership in the digital marketing market, with current customers representing leading brands in the world including markets such as financial services, global media, retail and auto manufacturing. Our comprehensive solution to serve the needs of customers in this market extends further than any other company addressing the opportunity; we integrate content and data, analytics, personalization, web experience management, campaign management and social capabilities in our Adobe Marketing Cloud, surpassing the features of any competitor. Most importantly, we provide a vision for our digital marketing customers as we engage with them across the important aspects of their business, extending from their use of our Creative Cloud, to how they manage, deliver, measure and monetize their content with our Adobe Marketing Cloud.

Our current principal competitors for our reporting and analytics offerings include companies that offer web analytics and optimization services on-demand such as ComScore (which recently acquired AdXpose and Certifica), Google, IBM (which owns Coremetrics, Unica and Tealeaf), Microsoft, WebTrends, Xiti and Yahoo!. We also compete with software and business intelligence vendors, such as Infor (which owns Epiphany), Nielsen/NetRatings (which is a part of the Nielsen Online Unit of the Nielsen Company) and SAS Institute. In addition, we also compete with online marketing service providers, such as DoubleClick (owned by Google), Microsoft Advertising (formerly aQuantive when acquired by Microsoft) and 24/7 Real Media (acquired by WPP). Our Insight products compete with channel analytics providers, such as AsterData (owned by Teradata), Clickfox, Netezza (owned by IBM), QlikTech and Truviso.

In addition to competing with large search, display and social companies, our AdLens products and multi-channel campaign management offerings, including those obtained through our acquisition of Efficient Frontier, compete with point solutions providers such as Bluekai, Criteo, DecideDNA (owned by WPP), DoubleClick Search (owned by Google), IgnitionOne, Kenshoo and Marin Software.

Our Target solutions compete with multivariate testing providers, such as Kefta (owned by Acxiom Digital), Memetrics (owned by Accenture), Monetate, Optimizely, Optimost (owned by HP) and [x + 1]. Our Target products and solutions compete with intra-site search vendors and merchandising solutions providers such as Autonomy (owned by HP), Celebros, Endeca Technologies (owned by Oracle), FAST Search and Transfer ASA (owned by Microsoft), Fredhopper, Google, Nextopia Software and SLI Systems.

Our Adobe Social offerings compete primarily with social monitoring platforms such as Radian6 (owned by salesforce.com) and Visible Technologies, as well as with social marketing companies such as Buddy Media (owned by Salesforce.com), Lithium Technologies, Vitrue (owned by Oracle) and Wildfire (owned by Google).

Our Experience Manager solution competes with: general enterprise content platforms, including products from Documentum (owned by EMC), HP (which acquired Autonomy), IBM, OpenText, and Oracle (which acquired FatWire); content management tools like Microsoft SharePoint; large-scale WEM systems from companies such as Vignette (owned by OpenText); and more specialized solutions, including products from Alfresco, CoreMedia, Percussion, and SDL. In addition, there are low-cost and open source alternatives, such as Drupal, Joomla!, and WordPress.

Many of the companies with which we compete offer a variety of products or services and as a result could also bundle their products or services, which may result in these companies effectively selling their products or services at or below market prices. In addition, large software, internet and database management companies have expanded and enhanced their offerings in the digital marketing area, either by developing competing services or by acquiring existing competitors or strategic partners of ours. For example, Apple provides its iAd service, Google offers both a free and premium web analytics service and acquired DoubleClick, one of our strategic partners, in 2007. Also, Microsoft offers a web analytics service, and offers Microsoft Advertising, which is based on Microsoft's 2007 acquisition of aQuantive; Yahoo! also offers a web analytics service based on its acquisition of IndexTools; Salesforce.com acquired Buddy Media and Radian6 to provide services to monitor and analyze social media conversations; Oracle acquired Endeca Technologies, FatWire, Involver and Vitrue and has entered into a definitive agreement to acquire Eloqua, and HP acquired Autonomy (which had previously acquired Interwoven) to increase their presences in the digital marketing space; and IBM, with its Coremetrics and Unica acquisitions, has extended its e-retailing offering in an initiative it calls Project Northstar. These competitors, given their significant resources and preexisting relationships with our current and potential customers, could compete effectively against us.

We believe competitive factors in our markets include the proven performance, security, scalability, flexibility and reliability of services; the strategic relationships and integration with third-party applications; the intuitiveness and visual appeal of services' user interfaces; the low total cost of ownership and demonstrable cost-effective benefits to customers; the ability of services to provide N-dimensional segmentation of information; pricing; the flexibility and adaptability of services to match changing business demands; enterprise-level customer service and training; perceived market leadership; the usability of services, including services being easy to learn and remember, efficient and visually compelling; the real-time availability of data and reporting; independence from portals and search engines; the ability to deploy the services globally and to provide multi-currency, multi-language and multi-character support and to have a local presence in international markets; and success in educating customers in how to utilize services effectively. We believe that we compete favorably with both the enterprise and low-cost alternatives, based on many of these competitive factors including our strong feature set, the breadth of our offerings, our focus on global, multi-brand, multi-language websites, our superior user experience, tools for building multi-screen, multi-channel applications, standards-based architecture, scalability and performance and leadership in industry standards efforts.

Our web conferencing solution, Adobe Connect, faces competition from many web conferencing vendors, including Cisco WebEx, Microsoft Office Live Meeting (now a part of their Microsoft Lync offering), IBM Lotus Sametime and Citrix GoToMeeting (and their recent acquisition of NetViewer). Cisco WebEx is a market share leader, and Microsoft has steadily increased its marketing of its solution as well as acquired Skype which is a service that enables video calls via the internet. Microsoft has brought to market products and technologies to address many of the market needs we focus on with our LiveCycle family of products. Microsoft offers its eForms solution called InfoPath in certain versions of Microsoft Office and has added Office Forms Services which extends their forms to users as MS Outlook e-mail messages or to web browsers rather than the InfoPath client. They also continue to offer their Windows Rights Management Services in their Windows Server product which is designed to allow corporate networks to manage and enforce restrictions built into documents.

Certain Windows operating systems contain a proprietary digital rights management technology which competes with our LiveCycle Rights Management. In addition, Microsoft's Office product includes SharePoint which competes with certain aspects of our LiveCycle products. Microsoft has also delivered technology called Windows Presentation Foundation and Silverlight which offers an alternative to building RIA applications within the Microsoft .NET framework.

In the electronic forms solution market, in addition to competition from Microsoft Infopath based solutions, we face competition from IBM through their eForms solution recently rebranded as Lotus Workplace Forms. Similarly, we face competition for document process management solutions from workflow solution vendors such as PegaSystems, Lombardi (owned by IBM), Nuance and Ultimus.

Print and Publishing

Our Print and Publishing product line targets many markets. In technical authoring and publishing, our Adobe FrameMaker product faces competition from large-scale electronic publishing systems, XML-based publishing companies such as PTC, as well as lower-end desktop publishing products such as Microsoft Word. Competition is based on the quality and features of products, the level of customization and integration with other publishing system components, the number of hardware platforms supported, service and price. We believe we can successfully compete based upon the quality and features of the FrameMaker product and our extensive application programming interface.

In desktop publishing, our Adobe PageMaker product faces competition from other software products, including Microsoft Publisher. Competition is based on the quality and features of products, ease-of-use, printer service support and price. We believe we have a strong product and can successfully compete with these types of applications based upon the quality and features of the PageMaker product, its strong brand among users and its widespread adoption among printer service bureaus.

In printing technologies, we believe the principal competitive factors for OEMs in selecting a page description language or a printing technology are product capabilities, market leadership, reliability, price, support and engineering development assistance. We believe that our competitive advantages include our technology competency, OEM customer relationships and our intellectual property portfolio. Adobe PostScript faces competition from Hewlett-Packard's proprietary PCL page description language and from developers of other page description languages based on the PostScript language standard, including Global Graphics and Zoran. In addition, Microsoft's XPS document format and Autodesk's DWG format compete with Adobe PDF and our PostScript technologies and solutions.

In the eLearning authoring market, our Adobe eLearning Suite and our Adobe Captivate product face competition from general content development tools such as Microsoft PowerPoint, screen recording tools such as Techsmith's Camtasia and more advanced eLearning and software simulation solutions such as Firefly, Lectora and Articulate. Competition in this market is based on speed of development and completeness of the features of products, ease-of-use and price. We believe our product can successfully compete based upon the strength of its broad range of features, its strong brand among users and its widespread adoption among training developers.

Our Adobe Contribute product faces competition from solutions that provide for the simple creation of blogs and "Wikis," as well as basic content publishing products such as Microsoft Word, Microsoft FrontPage, Microsoft Notepad, basic HTML editors like ezHTMLArea and ekTron, and content management solutions similar to those with which our Day Web Experience Management solution competes. Competition in this market is based on usability, quality and features of products, the level of customization and integration with other WEM components, the integration with web design tools, the number of hardware platforms supported, service and price. We believe we can successfully compete based upon the usability and price of Contribute, its strong brand among users and integration with other WEM components.

In multimedia content authoring, our Adobe Director product faces competition from a variety of multimedia content authoring tools. Competition is based on the quality and features of products, ease-of-use and price. We believe we have a strong product and can successfully compete based upon the quality and features of the Director product, its strong brand among users, its widespread adoption among content developers and publishers and the widespread proliferation of the Adobe Shockwave Player.

In technical web authoring and publishing, our Adobe RoboHelp product faces competition from large-scale web publishing systems, XML-based web publishing companies, as well as lower-end publishing products such as Microsoft Word. Competition is based on the quality and features of products, the level of customization and integration with other publishing system components, service and price. We believe we can successfully compete based upon the quality and features of the RoboHelp product.

Our Adobe ColdFusion products face competition from major vendors including Microsoft, IBM and Oracle (via its BEA subsidiary and acquisition of Sun). Our ColdFusion products also compete with several technologies available today at no cost including the PHP and PERL programming environments that are available for the Apache web server.

OPERATIONS

Marketing and Sales

We market and distribute our products through sales channels, which include distributors, retailers, software developers, systems integrators, ISVs and VARs, as well as through OEM and hardware bundle customers. We also market and license our products directly using our sales force and through our own website at www.adobe.com.

We support our end users through local field offices and our worldwide distribution network, which includes locations in Australia, Austria, Belgium, Brazil, Canada, China, Czech Republic, Denmark, Dubai, Finland, France, Germany, India, Ireland, Italy, Japan, Korea, Mexico, Moldova, the Netherlands, Norway, Poland, Portugal, Romania, Russia, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan, Turkey, Ukraine, the United Arab Emirates, the United Kingdom and the United States.

We also license software with maintenance and support, which includes rights to upgrades, when and if available, support, updates and enhancements.

The table below lists our significant customer, as a percentage of net revenue for fiscal 2012, 2011 and 2010. Our significant customer is a distributor who sells products across our various segments.

	2012	2011	2010
Ingram Micro	11%	14%	15%

We have multiple non-exclusive, independently negotiated distribution agreements with Ingram Micro and its subsidiaries covering our arrangements in specified countries and regions. Each of these contracts has an independent duration, is independent of any other agreement (such as a master distribution agreement) and any termination of one agreement does not affect the status of any of the other agreements.

In fiscal 2012, no single customer was responsible for over 10% of our gross trade receivables. In fiscal 2011, Ingram Micro, Inc. represented 14% of our gross trade receivables.

Order Fulfillment for Physical Distribution

The procurement of the various components of packaged products, including DVDs and printed materials, and the assembly of packages for retail and other applications products is controlled by our supply chain operations organization. We outsource our production, inventory and fulfillment activities to third parties in the United States, EMEA and APAC.

To date, we have not experienced significant difficulties in obtaining raw materials for the manufacture of our products or in the replication of DVDs, printing and assembly of components.

Shippable backlog is comprised of unfulfilled orders, excluding those associated with new product releases, those pending credit review and those not shipped due to the application of our global inventory policy. We had minimal shippable backlog as of January 18, 2013 and January 20, 2012.

Services and Support

We provide professional services, technical support and customer service across all our customer segments, including enterprises, small/medium businesses, creative professionals, and consumers. Our service and support revenue consists primarily of consulting fees, software maintenance and support fees and training fees.

Services

We have a global professional services team dedicated to designing, developing and implementing solutions for enterprise customers in key vertical markets and to transfer technical expertise to our solution partners. The professional services team uses a comprehensive, customer-focused methodology to develop high quality solutions, which in turn deliver a competitive advantage to our enterprise customers. This methodology has been developed by capturing best practices from numerous client engagements across a diverse mix of solutions, industries, and customer preferences. Based on this methodology, our teams are able to accelerate the time to value and maximize the return our clients earn on their investment in Adobe solutions.

In addition, Adobe has also created a large and vibrant partner ecosystem that includes a mix of Global System Integrators ("SIs"), Regional SIs, VARs, and Solution Partners. Adobe invests significant resources in enabling this ecosystem with the right skills and knowledge about our technologies and best practices. Consequently, this ecosystem provides our clients several different choices of partners, and a large accessible pool of skilled resources that can help deploy Adobe solutions. This approach not only creates value for our customers and partners, but also creates a large and productive go-to-market channel for our sales teams.

Support

A significant portion of our support revenue is composed of our extended enterprise maintenance and support offerings. These offerings entitle customers to:

- the right to receive product upgrades and enhancements during the term of the maintenance and support period, which is typically one year;
- the right to receive technical support on the technology they have purchased from Adobe; and
- the right to receive basic "how to" help in using our products.

We offer a range of support programs, from fee-based incidents to annual support contracts. Additionally, we provide extensive self-help and online technical support capabilities via the web which allows customers quick and easy access to possible solutions. As a registered owner of the current version of an Adobe desktop product, customers are eligible to receive Getting Started support on certain matters. Support for some products and in some countries may vary.

We provide product support through a combination of outsourced vendors and internal support centers, and through multiple channels including phone, chat web, and email. These support services are delivered by a global support organization that includes several Regional and Global Support Centers. These teams are responsible for providing timely, high quality technical expertise on all our products.

We also offer Developer Support to partners and developer organizations. The Adobe Partner Connection Program focuses on providing developers with high-quality tools, software development kits, information and services.

Training

We offer a comprehensive portfolio of training options to enable our customer and partner teams in the use of our products. Our training portfolio includes free on-line informational services on our website (www.adobe.com) and a growing series of how-to books published by Adobe Press pursuant to a joint publishing agreement with Peachpit Press. We sponsor workshops, work with professional associations and user groups, and conduct regular beta testing programs. We also provide fee-based education services to enhance our customers' use of our solutions, including a wide range of traditional and online training and certifications delivered by our team of training professionals. Adobe's portfolio of technical training courses covers our Digital Media, Digital Marketing and other mature products and solutions.

Investments

We make direct investments in privately held companies. We enter into these investments with the intent of securing financial returns as well as for strategic purposes as they often increase our knowledge of emerging markets and technologies, as well as expand our opportunities to provide Adobe products and services. We also owned a limited partnership interest in Adobe Ventures IV L.P. ("Adobe Ventures") that invested in early stage companies with innovative technologies. During fiscal 2010, Adobe Ventures was dissolved and all remaining assets were distributed to the partners. Adobe Ventures was managed by Granite Ventures, an independent venture capital firm and sole general partner of Adobe Ventures.

PRODUCT DEVELOPMENT

As the software industry is characterized by rapid technological change, a continuous high level of investment is required for the enhancement of existing products and services and the development of new products and services. We develop our software internally as well as acquire products or technology developed by others by purchasing the stock or assets of the business entity that owned the technology. In other instances, we have licensed or purchased the intellectual property ownership rights of programs developed by others with license or technology transfer agreements that may obligate us to pay a flat license fee or royalties, typically based on a dollar amount per unit shipped or a percentage of the revenue generated by those programs.

During fiscal years 2012, 2011 and 2010, our research and development expenses were $742.8 million, $738.1 million and $680.3 million, respectively.

PRODUCT PROTECTION

We regard our software as proprietary and protect it under the laws of copyrights, patents, trademarks and trade secrets. We have a number of domestic and foreign patents and pending applications that relate to various aspects of our products and technology. While we believe our patents have value, no single patent is material to us or to any of our reporting segments. We protect the source code of our software programs as trade secrets and make source code available to third parties only under limited circumstances and subject to specific security and confidentiality constraints. From time to time, we secure rights to third party intellectual property as we decide is beneficial to our business.

Our products are generally licensed to end users under one of the following two methods:

(1) We offer many products on a "right to use" basis pursuant to a license that restricts the use of the products to a designated number of devices. We also rely on copyright laws and on "shrink wrap" and electronic licenses that are not physically signed by the end user. Copyright protection may be unavailable under the laws of certain countries and the enforceability of "shrink wrap" and electronic licenses has not been conclusively determined in all jurisdictions.

(2) We also offer products under a SaaS or on-demand model, where hosted software is provided on demand to customers, generally through a web browser. The use of these products is generally governed by terms of use associated with these products.

Policing unauthorized use of computer software is difficult and software piracy is a persistent problem for the software industry. This problem is particularly acute in international markets. We conduct anti-piracy programs directly and through certain external software associations. In addition, we have activation technology in certain products to guard against illegal use and will continue to do so in certain future products.

EMPLOYEES

As of November 30, 2012, we employed 11,144 people. We have not experienced work stoppages and believe our employee relations are good.

AVAILABLE INFORMATION

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our Investor Relations website at www.adobe.com/adbe as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information posted on our website is not incorporated into this report.

EXECUTIVE OFFICERS

Adobe's executive officers as of January 18, 2013 are as follows:

Name	Age	Positions
Shantanu Narayen	49	President and Chief Executive Officer
		Mr. Narayen currently serves as Adobe's President and Chief Executive Officer. Mr. Narayen joined Adobe in January 1998 as Vice President and General Manager of Adobe's engineering technology group. In January 1999, he was promoted to Senior Vice President, Worldwide Products and in March 2001 he was promoted to Executive Vice President, Worldwide Product Marketing and Development. In January 2005, Mr. Narayen was promoted to President and Chief Operating Officer and in December 2007, he was appointed Chief Executive Officer of Adobe and joined the Adobe Board of Directors. Prior to joining Adobe, Mr. Narayen co-founded Pictra Inc., a digital photo sharing software company, in 1996. He was Director of Desktop and Collaboration products at Silicon Graphics Inc. before founding Pictra. Mr. Narayen is also a director of Dell Inc.
Mark Garrett	55	Executive Vice President, Chief Financial Officer
		Mr. Garrett joined Adobe in February 2007 as Executive Vice President and Chief Financial Officer. Mr. Garrett served as Senior Vice President and Chief Financial Officer of the Software Group of EMC Corporation, a products, services and solutions provider for information management and storage, from June 2004 to January 2007, his most recent position since EMC's acquisition of Documentum, Inc., an enterprise content management company, in December 2003. Mr. Garrett first joined Documentum as Executive Vice President and Chief Financial Officer in 1997, holding that position through October 1999 and then re-joining Documentum as Executive Vice President and Chief Financial Officer in 2002. Mr. Garrett is also a director of Informatica Corporation.
Michael Dillon	54	Senior Vice President, General Counsel
		Mr. Dillon joined Adobe in August 2012 as Senior Vice President, General Counsel and Corporate Secretary. Prior to joining Adobe, Mr. Dillon served as General Counsel and Corporate Secretary of Silver Spring Networks, a networking solutions provider, from November 2010 to August 2012. Before joining Silver Spring Networks, Mr. Dillon served in various capacities at Sun Microsystems, a diversified computer networking company, prior to its acquisition by Oracle Corporation. While at Sun Microsystems, from April 2006 to January 2010, Mr. Dillon served as Executive Vice President, General Counsel and Secretary, from April 2004 to April 2006, as Senior Vice President, General Counsel and Corporate Secretary, and from July 2002 to March 2004 as Vice President, Products Law Group. From October 1999 until June 2002, Mr. Dillon served as Vice President, General Counsel and Corporate Secretary of ONI Systems Corp, an optical networking company.

Name	Age	Positions
Kevin Lynch	46	Senior Vice President, Chief Technology Officer Mr. Lynch currently serves as Adobe's Chief Technology Officer and Senior Vice President of the Experience & Technology Organization. Mr. Lynch joined Adobe as Chief Software Architect and Senior Vice President for Adobe's Platform business unit through our acquisition of Macromedia, Inc. in December 2005. At Macromedia, Mr. Lynch served as Chief Software Architect and President of Product Development. Prior to Macromedia, Mr. Lynch participated in a variety of technical and management roles in startups including Frame Technology and General Magic.
Bradley Rencher	39	Senior Vice President and General Manager, Digital Marketing Mr. Rencher serves as Senior Vice President and General Manager of Adobe's Digital Marketing business unit. Mr. Rencher joined Omniture, Inc. in January 2008 as Vice President of Corporate Development and was promoted to Senior Vice President of Business Operations prior to Adobe's acquisition of Omniture in 2009. Following the acquisition he joined Adobe as Vice President of Business Operations. Mr. Rencher was promoted to Vice President and General Manager, Omniture business unit in 2010 and subsequently to Senior Vice President in 2011. Prior to joining Omniture, Mr. Rencher was a member of the technology investment banking team at Morgan Stanley from 2005 to 2008 and a member of the investment banking team at RBC Capital Markets from 1998 to 2004.
Matthew Thompson	54	Senior Vice President, Worldwide Field Operations Mr. Thompson joined Adobe in January 2006 as Senior Vice President, Worldwide Field Operations. Prior to joining Adobe, Mr. Thompson served as Senior Vice President of Worldwide Sales at Borland Software Corporation, a software delivery optimization solutions provider, from October 2003 to December 2006. Prior to joining Borland, Mr. Thompson was Vice President of Worldwide Sales and Field Operations for Marimba, Inc., a provider of products and services for software change and configuration management, from February 2001 to January 2003. From July 2000 to January 2001, Mr. Thompson was Vice President of Worldwide Sales for Calico Commerce, Inc., a provider of eBusiness applications. Prior to joining Calico, Mr. Thompson spent six years at Cadence Design Systems, Inc., a provider of electronic design technologies. While at Cadence, from January 1998 to June 2000, Mr. Thompson served as Senior Vice President, Worldwide Sales and Field Operations and from April 1994 to January 1998 as Vice President, Worldwide Professional Services.
David Wadhwani	41	Senior Vice President and General Manager, Digital Media Mr. Wadhwani serves as Senior Vice President and General Manager of Adobe's Digital Media business unit. Prior to June 2010, Mr. Wadhwani was Vice President and General Manager of Adobe's Platform business unit. He joined Adobe in 2005 through the acquisition of Macromedia. Prior to his time at Macromedia, Mr. Wadhwani founded and was VP of Engineering at iHarvest, a content management company that was acquired by Interwoven and worked at Oracle in their database tools division.
Richard T. Rowley	56	Vice President, Corporate Controller and Principal Accounting Officer Mr. Rowley joined Adobe in November 2006 as Vice President, Corporate Controller and Principal Accounting Officer. Prior to joining Adobe, Mr. Rowley served as Vice President, Corporate Controller, Treasurer and Principal Accounting Officer at Synopsys, Inc., a semiconductor design software company, from December 2002 to September 2005 and from 1999 to December 2002, Mr. Rowley served as Vice President, Corporate Controller and Principal Accounting Officer. From 1994 to 1999, Mr. Rowley served in several finance-related positions at Synopsys. Mr. Rowley is a certified public accountant.

ITEM 1A. RISK FACTORS

As previously discussed, our actual results could differ materially from our forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed below. These and many other factors described in this report could adversely affect our operations, performance and financial condition.

If we cannot continue to develop, market and offer new products and services or upgrades or enhancements to existing products and services that meet customer requirements, our operating results could suffer.

The process of developing new high technology products and services and enhancing existing products and services is complex, costly and uncertain; if we fail to anticipate customers' changing needs and emerging technological trends, our market share and results of operations could suffer. We must make long-term investments, develop or obtain appropriate intellectual property and commit significant resources before knowing whether our predictions will accurately reflect customer demand for our products and services. Our inability to extend our core technologies into new applications and new platforms, including the market for mobile, tablet and other IP-connected devices ("non-PC devices"), and to anticipate or respond to technological changes could affect continued market acceptance of our products and services and our ability to develop new products and services. Additionally, any delay in the development, production, marketing or offering of a new product or service or upgrade or enhancement to an existing product or service could cause a decline in our revenues, earnings or stock price and could weaken our competitive position. We maintain strategic relationships with third parties with respect to the distribution of certain of our technologies and the support of certain product functionality. If we are unsuccessful in establishing or maintaining our strategic relationships with these third parties, our ability to compete in the marketplace or to grow our revenues would be impaired and our operating results would suffer.

We offer our PC application-based products primarily on Windows and Macintosh platforms. To the extent that there is a continued slowdown of customer purchases of personal computers on either the Windows or Macintosh platform or in general, to the extent that we have difficulty transitioning product or version releases to new Windows and Macintosh operating systems, or to the extent that significant demand arises for our products or competitive products on other platforms before we choose and are able to offer our products on these platforms, our business could be harmed. To the extent new releases of operating systems, including for non-PC devices, or other third-party products, platforms or devices make it more difficult for our products to perform, and our customers are persuaded to use alternative technologies, our business could be harmed.

Introduction of new products, services and business models by existing and new competitors could harm our competitive position and results of operations.

The markets for our products and services are characterized by intense competition, evolving industry standards, emerging business and distribution models, disruptive software and hardware technology developments, frequent new product and service introductions, including limited functionality alternatives available at lower costs or free of charge, short product and service life cycles and price sensitivity on the part of consumers, all of which may result in downward pressure on pricing and gross margins and could adversely affect our renewal and upgrade rates. Our future success will depend on our ability to enhance our existing products and services, introduce new products and services on a timely and cost-effective basis, meet changing customer needs, extend our core technology into new applications, and anticipate and respond to emerging standards, business models, software delivery methods and other technological changes, such as the evolution and emergence of digital application marketplaces as a direct sales and software delivery environment. These digital application marketplaces often have exclusive distribution for certain platforms, which may make it more difficult for us to compete in these markets. If any competing products, services, or operating systems achieve widespread acceptance, our operating results could suffer. In addition, consolidation has occurred among some of the competitors in the markets in which we compete. Further consolidations in these markets may subject us to increased competitive pressures and may therefore harm our results of operations.

For additional information regarding our competition and the risks arising out of the competitive environment in which we operate, see the section entitled "Competition" contained in Item 1 of this Annual Report on Form 10-K.

If we fail to successfully manage transitions to new business models and markets, our results of operations could be negatively impacted.

We plan to release numerous new product and service offerings and employ new software delivery methods in connection with our diversification into new business models and markets. It is uncertain whether these strategies will prove successful or whether we will be able to develop the necessary infrastructure and business models more quickly than our competitors. Market acceptance of these new product and service offerings will be dependent on our ability to (1) include functionality and usability in such releases that address certain customer requirements with which our operating history is not extensive, and (2) to optimally price our products in light of marketplace conditions, our costs and consumer demand. Some of these new product and service offerings could subject us to increased risk of legal liability related to the provision of services as well as cause us to incur significant technical, legal or other costs. For example, with our introduction of on-demand or cloud-based services and subscription-based licensing models, such as Creative Cloud, we are entering markets that are not yet fully mature. Market acceptance of such services is affected by a variety of factors, including security, reliability, performance, social/community engagement, customer concerns with entrusting a third party to store and manage their data, public concerns regarding privacy and the enactment of laws or regulations that restrict our ability to provide such services to customers in the U.S. or internationally.

Additionally, customer requirements for open standards or open-source products could impact adoption or use of some of our products or services. To the extent we incorrectly predict customer requirements for such products or services, or if there is a delay in market acceptance of such products or services, our business could be harmed.

From time to time we open source certain of our technology initiatives, provide broader open access to our technology, license certain of our technology on a royalty-free basis, and release selected technology for industry standardization. These changes may have negative revenue implications and make it easier for our competitors to produce products or services similar to ours. If we are unable to respond to these competitive threats, our business could be harmed.

We are also devoting significant resources to the development of technologies and service offerings in markets where our operating history is not extensive, including cloud-based computing and non-PC device markets. These new offerings and markets require a considerable investment of technical, financial, compliance and sales resources, and a scalable organization. Many of our competitors may have advantages over us due to their larger presence, larger developer network, deeper experience in the cloud-based computing and non-PC device markets, and greater sales, consulting and marketing resources. If we are unable to successfully establish these new offerings in light of the competitive environment, our results of operations could be negatively impacted.

The increased emphasis on a cloud strategy may give rise to risks that could harm our business.

To accelerate the growth of our business, we launched our subscription-based Creative Cloud offering in fiscal 2012. As a result, we expect to derive an increasing portion of our revenues in the future from subscriptions to our creative tools and cloud-based offerings. This subscription model prices and delivers our products in a way that differs from the historical pricing and delivery methods of our creative tools. These changes reflect a shift from perpetual license sales and distribution of our software in favor of providing our customers the right to access certain of our software in a hosted environment or use downloaded software for a specified subscription period. As our customers' purchases trend away from perpetual licenses toward subscriptions, we are experiencing and will continue to experience a deferral of revenues and cash received from customers. This cloud strategy requires continued investment in product development and cloud operations, and may give rise to a number of risks, including the following:

- if new or current customers desire only perpetual licenses, our subscription sales may lag behind expectations;
- the increased emphasis on a cloud strategy may raise concerns among our installed perpetual license customer base;
- we may be unsuccessful in maintaining our target pricing, new seat adoption and projected renewal rates, or we may select a target price that is not optimal and could negatively affect our sales or earnings;
- our revenues are expected to decline over the short term and may decline over the long term as a result of this strategy;
- our shift to a subscription licensing model may result in confusion among our customers, partners, resellers and investors;
- our relationships with existing partners that resell perpetual license products may be damaged; and
- we may incur costs at a higher than forecasted rate as we expand our cloud operations.

Revenue from our product and service offerings may be difficult to predict.

As previously discussed, we are devoting significant resources to the development of product and service offerings as well as new distribution models where our operating history is not extensive. As our traditional perpetual license business shifts toward our subscription licensing model, our perpetual license revenue may decline more quickly than anticipated. Under a subscription model, downturns or upturns in sales may not be immediately reflected in our reported financial results. Subscription pricing allows customers to use our products at a lower initial cost when compared to the sale of a perpetual license. Although the subscription model is designed to increase the number of customers who purchase our products and services and create a recurring revenue stream that is more predictable, it creates certain risks related to the timing of revenue recognition and reduced cash flows.

As a result, a portion of the subscription-based revenue we report each quarter results from the recognition of deferred revenue relating to subscription agreements entered into during previous quarters. A decline in new or renewed subscriptions in any period may not be immediately reflected in our reported financial results for that period, but may result in a decline in our revenue in future quarters. If we were to experience significant downturns in subscription sales and renewal rates, our reported financial results might not reflect such downturns until future periods. A subscription model could also make it difficult for us to rapidly increase our revenues from subscription- or SaaS-based services through additional sales in any period, as revenue from new customers will be recognized over the applicable subscription term. Further, any increases in sales under our subscription sales model could result in decreased revenues over the short term if they are offset by a decline in sales from perpetual license customers.

Additionally, in connection with our sales efforts to enterprise customers and our introduction of enterprise term license agreements, a number of factors could make our revenue less predictable, including longer than expected sales and implementation cycles, decisions to open source certain of our technology initiatives, potential deferral of revenue due to multiple-element revenue arrangements and alternate licensing arrangements. If any of our assumptions about revenue from our new businesses or our addition of a subscription-based model prove incorrect, our actual results may vary materially from those anticipated, estimated or projected.

We may be unable to predict subscription renewal or upgrade rates and the impact these rates may have on our future revenue and operating results.

The SaaS business model we utilize in our Adobe Marketing Cloud offerings typically involves selling services on a subscription basis pursuant to service agreements that are generally one to three years in length, our Creative Cloud subscription agreements are generally month to month or one year in length, and subscription agreements for other products and services may provide for shorter or longer terms. Although many of our service and subscription agreements contain automatic renewal terms, our customers have no obligation to renew their subscriptions for our services after the expiration of their initial subscription period, and some customers elect not to renew. We cannot provide assurance that these subscriptions will be renewed at the same or higher level of service, for the same number of seats or for the same duration of time, if at all. Moreover, under certain circumstances, some of our customers have the right to cancel their service agreements prior to the expiration of the terms of their agreements. We cannot be assured that we will be able to accurately predict future customer renewal rates. Our customers' renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors, mergers and acquisitions affecting our customer base, reductions in our customers' spending levels, or declines in consumer activity as a result of economic downturns or uncertainty in financial markets. If our customers do not renew their subscriptions for our services or if they renew on less favorable terms to us, our revenues may decline.

Our future growth is also affected by our ability to sell additional features and services to our current customers, which depends on a number of factors, including our customers' satisfaction with our services, the prices of our services and general economic conditions. If our efforts to cross-sell and upsell to our customers are unsuccessful, the rate at which our business grows might decline.

Uncertainty about current and future economic conditions and other adverse changes in general political conditions in any of the major countries in which we do business could adversely affect our operating results.

As our business has grown, we have become increasingly subject to the risks arising from adverse changes in economic and political conditions, both domestically and globally. Uncertainty about current and future economic and political conditions on us, our customers, suppliers and partners, makes it difficult for us to forecast operating results and to make decisions about future investments. If economic growth in the U.S., Europe and other countries slows or does not improve, or if the U.S., Europe or other countries in which we do business experience further economic recessions, many customers may delay or reduce technology purchases, advertising spending or marketing spending. This could result in reductions in sales of our products and services, longer sales cycles, slower adoption of new technologies and increased price competition. Deterioration in economic conditions in any of the countries in which we do business could also cause slower or impaired collections on accounts receivable, which may adversely impact our liquidity and financial condition.

There could be a number of effects from a financial institution credit crisis on our business, which could include impaired credit availability and financial stability of our customers, including our distribution partners and channels. A disruption in the financial markets may also have an effect on our derivative counterparties and could also impair our banking partners on which we rely for operating cash management. Any of these events would likely harm our business, results of operations and financial condition.

Political instability in any of the major countries in which we do business would also likely harm our business, results of operations and financial condition.

We may not realize the anticipated benefits of past or future acquisitions, and integration of these acquisitions may disrupt our business and management.

We have in the past and may in the future acquire additional companies, products or technologies. We acquired Omniture in October 2009, Day Software ("Day") in October 2010 and Efficient Frontier in January 2012, as well as other smaller business and asset acquisitions. We may not realize the anticipated benefits of an acquisition, each of which involves numerous risks. These risks include:

- difficulty in integrating the operations and personnel of the acquired company;
- difficulty in effectively integrating the acquired technologies, products or services with our current technologies, products or services;
- difficulty in maintaining controls, procedures and policies during the transition and integration;
- entry into markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;
- disruption of our ongoing business and distraction of our management and employees from other opportunities and challenges;
- difficulty integrating the acquired company's accounting, management information, human resources and other administrative systems;
- inability to retain personnel of the acquired business;
- inability to retain key customers, distributors, vendors and other business partners of the acquired business;
- inability to achieve the financial and strategic goals for the acquired and combined businesses;
- inability to take advantage of anticipated tax benefits as a result of unforeseen difficulties in our integration activities;
- incurring acquisition-related costs or amortization costs for acquired intangible assets that could impact our operating results;
- potential additional exposure to fluctuations in currency exchange rates;
- potential impairment of our relationships with employees, customers, partners, distributors or third-party providers of our technologies, products or services;
- potential failure of the due diligence processes to identify significant problems, liabilities or other shortcomings or challenges of an acquired company or technology, including but not limited to, issues with the acquired company's intellectual property, product quality or product architecture, data back-up and security (including security from cyber-attacks), privacy practices, revenue recognition or other accounting practices, employee, customer or partner issues or legal and financial contingencies;
- exposure to litigation or other claims in connection with, or inheritance of claims or litigation risk as a result of, an acquisition, including but not limited to, claims from terminated employees, customers, former stockholders or other third parties;
- incurring significant exit charges if products or services acquired in business combinations are unsuccessful;
- potential inability to assert that internal controls over financial reporting are effective;
- potential inability to obtain, or obtain in a timely manner, approvals from governmental authorities, which could delay or prevent such acquisitions;
- potential delay in customer and distributor purchasing decisions due to uncertainty about the direction of our product and service offerings; and
- potential incompatibility of business cultures.

Mergers and acquisitions of high technology companies are inherently risky, and ultimately, if we do not complete an announced acquisition transaction or integrate an acquired business successfully and in a timely manner, we may not realize the benefits of the acquisition to the extent anticipated.

We may incur substantial costs enforcing or acquiring intellectual property rights and defending against third-party claims as a result of litigation or other proceedings.

In connection with the enforcement of our own intellectual property rights, the acquisition of third-party intellectual property rights, or disputes relating to the validity or alleged infringement of third-party intellectual property rights, including patent rights, we have been, are currently and may in the future be subject to claims, negotiations or complex, protracted litigation. Intellectual property disputes and litigation are typically very costly and can be disruptive to our business operations by diverting the attention and energies of management and key technical personnel. Although we have successfully defended or resolved past litigation and disputes, we may not prevail in any ongoing or future litigation and disputes. Third-party intellectual property disputes, including those emanating from non-practicing entities, could subject us to significant liabilities, require us to enter into royalty and licensing arrangements on unfavorable terms, prevent us from licensing certain of our products or offering certain of our services, subject us to injunctions restricting our sale of products or services, cause severe disruptions to our operations or the markets in which we compete, or require us to satisfy indemnification commitments with our customers including contractual provisions under various license arrangements and service agreements. In addition, we may incur significant costs in acquiring the necessary third-party intellectual property rights for use in our products. Any of these occurrences could seriously harm our business.

We may not be able to protect our intellectual property rights, including our source code, from third-party infringers or unauthorized copying, use or disclosure.

Although we defend our intellectual property rights and combat unlicensed copying, access and use of software and intellectual property through a variety of techniques, preventing unauthorized use or infringement of our rights is inherently difficult. We actively combat software piracy as part of our enforcement of our intellectual property rights, but we nonetheless lose significant revenue due to illegal use of our software. If piracy activities increase, it may further harm our business.

Additionally, we take significant measures to protect the secrecy of our confidential information and trade secrets, including our source code. If unauthorized disclosure of our source code occurs through security breach, attack or otherwise, we could potentially lose future trade secret protection for that source code. The loss of future trade secret protection could make it easier for third parties to compete with our products by copying functionality, which could adversely affect our revenue and operating margins. We also seek to protect our confidential information and trade secrets through the use of non-disclosure agreements with our customers, contractors, vendors and partners. However, there is a risk that our confidential information and trade secrets may be disclosed or published without our authorization, and in these situations it may be difficult and/or costly for us to enforce our rights.

Increasing regulatory focus on privacy issues and expanding laws and regulations could impact our new business models and expose us to increased liability.

Our new business models are more highly regulated, including for privacy and data security. We are also expanding these new models in countries that have more stringent data protection laws than those in the U.S. With these new business models, our liability exposure, compliance requirements and costs associated with privacy issues will likely increase. Privacy laws globally are changing and evolving. Governments, privacy advocates and class action attorneys are increasingly scrutinizing how companies collect, process, use, store, share or transmit personal data. New laws and industry self-regulatory codes have been enacted and more are being considered that may affect our ability to reach current and prospective consumers, to understand how our products and services are being used, to respond to consumer requests allowed under the laws, and to implement our new business models effectively. These new laws and regulations would similarly affect our competitors as well as our customers. Any perception of our practices or products as an invasion of privacy, whether or not consistent with current regulations and industry practices, may subject us to public criticism, class action lawsuits, reputational harm or claims by regulators, industry groups or other third parties, all of which could disrupt our business and expose us to increased liability.

On behalf of certain of our customers using some of our services, we collect and store information derived from the activities of website visitors, which may include anonymous and/or personal information. This enables us to provide such customers with reports on aggregated anonymous or personal information from and about the visitors to their websites in the manner specifically directed by each such individual customer. Federal, state and foreign governments and agencies have adopted or are considering adopting laws regarding the collection, use and disclosure of this information. Our compliance with privacy laws and regulations and our reputation among the public body of website visitors depend on such customers' adherence to privacy laws and regulations and their use of our services in ways consistent with such visitors' expectations. We also rely on representations made to us by customers that their own use of our services and the information they provide to us via our services do not violate any applicable privacy laws, rules and regulations or their own privacy policies. We ask customers to represent to us that they provide their website visitors the opportunity to "opt-out" of the information collection associated with our services, as applicable. We do not formally audit such customers to confirm compliance with these representations. If these representations are false or if such customers do not otherwise comply with applicable privacy laws, we could face potentially adverse publicity and possible legal or other regulatory action. In addition, some countries are considering enacting laws that would expand the scope of privacy-related obligations required of service providers, such as Adobe, that would require additional compliance expense and increased liability.

Security vulnerabilities in our products and systems could lead to reduced revenues or to liability claims.

Maintaining the security of our products, computers and networks is a critical issue for us and our customers. Security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate computer and network security measures. In addition, hackers also develop and deploy viruses, worms and other malicious software programs, some of which may be specifically designed to attack our products, systems, computers or networks. Additionally, outside parties may attempt to fraudulently induce our employees or users of our products to disclose sensitive information in order to gain access to our data or our customers' data. These potential breaches of our security measures and the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about us, our employees or our customers, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose us, our employees, our customers or the individuals affected to a risk of loss or misuse of this information, result in litigation and potential liability or fines for us, damage our brand and reputation or otherwise harm our business.

Although these are industry-wide problems that affect computers and products across all platforms, they affect our products in particular because hackers tend to focus their efforts on the most popular operating systems and programs and we expect them to continue to do so. Critical vulnerabilities may be identified in certain of our applications. These vulnerabilities could cause such applications to crash and could potentially allow an attacker to take control of the affected system, which could result in liability to us or limit our ability to conduct our business and deliver our products and services to customers. We devote significant resources to address security vulnerabilities through engineering more secure products, enhancing security and reliability features in our products and systems, code hardening, conducting rigorous penetration tests, deploying security updates to address security vulnerabilities and improving our incident response time. The cost of these steps could reduce our operating margins. Despite these efforts, actual or perceived security vulnerabilities in our products and systems may lead to claims against us and harm our reputation, and could lead some customers to seek to return products, to stop using certain services, to reduce or delay future purchases of products or services, or to use competing products or services. Customers may also increase their expenditures on security measures designed to protect their existing computer systems from attack, which could delay adoption of new technologies. Further, if we or our customers are subject to an attack, or our technology is utilized in a third-party attack, it may be necessary for us to take certain measures and make certain expenditures to take appropriate responsive and preventative steps. Any of these actions by customers could adversely affect our revenues.

Some of our lines of business rely on us or our third-party service providers to host and deliver services and data, and any interruptions or delays in these hosted services, security or privacy breaches, or failures in data collection could expose us to liability and harm our business and reputation.

Some of our lines of business and services, including our online store at adobe.com, our Creative Cloud offering, our hosted Digital Media offerings and our Adobe Marketing Cloud offerings, rely on services hosted and controlled directly by us or by third parties. Because we hold large amounts of customer data, some of which is hosted in third-party facilities, a security incident may compromise the confidentiality, integrity or availability of customer data. Unauthorized access to customer data may be obtained through break-ins, breach of our secure network by an unauthorized party, employee theft or misuse, or other misconduct. It is also possible that unauthorized access to customer data may be obtained through inadequate use of security controls by customers. While our products and services provide and support strong password controls, IP restriction and account controls, their use is controlled by the customer. As such, this could allow accounts to be created with weak passwords, which could result in allowing an attacker to gain access to customer data. Additionally, failure by customers to remove accounts of their own employees, or granting of accounts by the customer in an uncontrolled manner, may allow for access by former or unauthorized customer employees. If there were ever an inadvertent disclosure of personal information, or if a third party were to gain unauthorized access to the personal information we possess on behalf of our customers, our operations could be disrupted, our reputation could be harmed and we could be subject to claims or other liabilities. In addition, such perceived or actual unauthorized disclosure of the information we collect or breach of our security could damage our reputation, result in the loss of customers and harm our business.

Because of the large amount of data that we collect and manage on behalf of our customers, it is possible that hardware or software failures or errors in our systems (or those of our third-party service providers) could result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that our customers regard as significant. Furthermore, our ability to collect and report data may be delayed or interrupted by a number of factors, including access to the internet, the failure of our network or software systems, security breaches or significant variability in visitor traffic on customer websites. In addition, computer viruses may harm our systems causing us to lose data, and the transmission of computer viruses could expose us to litigation. We may also find, on occasion, that we cannot deliver data and reports to our customers in near real time because of a number of factors, including significant spikes in consumer activity on their websites or failures of our network or software. We may be liable to our customers for damages they may incur resulting from these events, such as loss of business, loss of future revenues, breach of contract or for the loss of goodwill to their business. In addition to potential liability, if we supply inaccurate information or experience interruptions in our ability to capture, store and supply information in near real time or at all, our reputation could be harmed and we could lose customers.

Failure to manage our sales and distribution channels and third-party customer service and technical support providers effectively could result in a loss of revenue and harm to our business.

A significant amount of our revenue for application products is from one distributor, Ingram Micro, Inc., which represented 11% of our net revenue for fiscal 2012. We have multiple non-exclusive, independently negotiated distribution agreements with Ingram Micro and its subsidiaries covering our arrangements in specified countries and regions. Each of these contracts has an independent duration, is independent of any other agreement (such as a master distribution agreement) and any termination of one agreement does not affect the status of any of the other agreements. In fiscal 2012, no single agreement with this distributor was responsible for over 5% of our total net revenue. If any one of our agreements with this distributor were terminated, we believe we could make arrangements with new or existing distributors to distribute our products without a substantial disruption to our business; however, any prolonged delay in securing a replacement distributor could have a negative short-term impact on our results of operations.

Successfully managing our indirect channel efforts to reach various potential customer segments for our products and services is a complex process across the broad range of geographies where we do business. Our distributors and other channel partners are independent businesses that we do not control. Notwithstanding the independence of our channel partners, we face potential legal risk and reputational harm from the activities of these third parties including, but not limited to, export control violations, workplace conditions, corruption and anti-competitive behavior. Although we have undertaken efforts to reduce these third-party risks, they remain present. We cannot be certain that our distribution channel will continue to market or sell our products effectively. If our distribution channel is not successful, we may lose sales opportunities, customers and revenues.

Our distributors also sell our competitors' products, and if they favor our competitors' products for any reason, they may fail to market our products as effectively or to devote resources necessary to provide effective sales, which would cause our results to suffer. We also distribute some products through our OEM channel, and if our OEMs decide not to bundle our applications on their devices, our results could suffer.

In addition, the financial health of our distributors and our continuing relationships with them are important to our success. Some of these distributors may be adversely impacted by changes to our business model and practices, such as our launch of Creative Cloud, including our release of Creative Cloud offerings for teams and enterprises, or unable to withstand adverse changes in current economic conditions, which could result in insolvency and/or the inability of such distributors to obtain credit to finance purchases of our products. In addition, weakness in the end-user market could further negatively affect the cash flows of our distributors who could, in turn, delay paying their obligations to us, which would increase our credit risk exposure. Our business could be harmed if the financial condition of some of these distributors substantially weakened and we were unable to timely secure replacement distributors.

We also sell certain of our products and services through our direct sales force. Risks associated with this sales channel include longer sales and collection cycles associated with direct sales efforts, challenges related to hiring, retaining and motivating our direct sales force, and substantial amounts of training for sales representatives, including regular updates to cover new and upgraded systems, products and services. Moreover, our recent hires and sales personnel added through our recent business acquisitions may not become as productive as we would like, as in most cases it takes a significant period of time before they achieve full productivity. Our business could be seriously harmed if these expansion efforts do not generate a corresponding significant increase in revenues and we are unable to achieve the efficiencies we anticipate. In addition, the loss of key sales employees could impact our relationships and future ability to sell to certain of these accounts covered by such employees.

We also provide products and services, directly and indirectly, to a variety of governmental entities, both domestically and internationally. Risks associated with licensing and selling products and services to governmental entities include longer sales cycles associated with selling to diverse governmental entities, varying governmental budgeting processes and timelines and adherence to potentially complex specific procurement regulations and other requirements. Ineffectively managing these risks could result in the potential assessment of penalties and fines, harm to our reputation and lost sales opportunities to such governmental entities.

We outsource a substantial portion of our customer service and technical support activities to third-party service providers. We rely heavily on these third-party customer service and technical support representatives working on our behalf and we expect to continue to rely heavily on third parties in the future. This strategy provides us with lower operating costs and greater flexibility, but also presents risks to our business, including the possibilities that we may not be able to influence the quality of support that we provide as directly as we would be able to do in our own company-run call centers, and that our customers may react negatively to providing information to, and receiving support from, third-party organizations, especially if based overseas. If we encounter problems with our third-party customer service and technical support providers, our reputation may be harmed and our revenue may be adversely affected.

Catastrophic events may disrupt our business.

We are a highly automated business and rely on our network infrastructure and enterprise applications, internal technology systems and our website for our development, marketing, operational, support, hosted services and sales activities. In addition, some of our businesses rely on third-party hosted services and we do not control the operation of third-party data center facilities serving our customers from around the world, which increases our vulnerability. A disruption, infiltration or failure of these systems or third-party hosted services in the event of a major earthquake, fire, flood, power loss, telecommunications failure, software or hardware malfunctions, cyber-attack, war, terrorist attack or other catastrophic event could cause system interruptions, reputational harm, loss of intellectual property, delays in our product development, lengthy interruptions in our services, breaches of data security and loss of critical data and could prevent us from fulfilling our customers' orders. Our corporate headquarters, a significant portion of our research and development activities, certain of our data centers and certain other critical business operations are located in the San Francisco Bay Area, and additional facilities where we conduct significant operations are located in the Salt Lake Valley Area, both of which are near major earthquake faults. We have developed certain disaster recovery plans and backup systems to reduce the potentially adverse effect of such events, but a catastrophic event that results in the destruction or disruption of any of our data centers or our critical business or information technology systems could severely affect our ability to conduct normal business operations and, as a result, our future operating results could be adversely affected.

Net revenue, margin or earnings shortfalls or the volatility of the market generally may cause the market price of our stock to decline.

The market price for our common stock has experienced significant fluctuations and may continue to fluctuate significantly. A number of factors may affect the market price for our common stock, including:

- shortfalls in our revenue, margins, earnings or key performance metrics;
- confusion on the part of industry analysts and investors about the long-term impact to our business resulting from our subscription offerings;
- shortfalls in the number of paid, active Creative Cloud subscribers and ARR;
- changes in estimates or recommendations by securities analysts;
- the announcement of new products, product enhancements or service introductions by us or our competitors;
- seasonal variations in the demand for our products and services and the implementation cycles for our new customers;
- the loss of a large customer or our inability to increase sales to existing customers and attract new customers;
- variations in our or our competitors' results of operations, changes in the competitive landscape generally and developments in our industry; and
- unusual events such as significant acquisitions, divestitures, litigation, general socio-economic, regulatory, political or market conditions and other factors, including factors unrelated to our operating performance.

We are subject to risks associated with compliance with laws and regulations globally which may harm our business.

We are a global company subject to varied and complex laws, regulations and customs domestically and internationally. These laws and regulations relate to a number of aspects of our business, including trade protection, import and export control, data and transaction processing security, records management, employee data privacy, user-generated content hosted on websites we operate, corporate governance, employee and third-party complaints, gift policies, conflicts of interest, employment and labor relations laws, securities regulations and other regulatory requirements affecting trade and investment. The application of these laws and regulations to our business is often unclear and may at times conflict. Compliance with these laws and regulations may involve significant costs or require changes in our business practices that result in reduced revenue and profitability. Non-compliance could also result in fines, damages, criminal sanctions against us, our officers or our employees, prohibitions on the conduct of our business, and damage to our reputation. We incur additional legal compliance costs associated with our global operations and could become subject to legal penalties if we fail to comply with local laws and regulations in U.S. jurisdictions or in foreign countries, which laws and regulations may be substantially different from those in the U.S. In many foreign countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by U.S. regulations applicable to us such as the Foreign Corrupt Practices Act. Although we implement policies and procedures designed to ensure compliance with these laws, there can be no assurance that all of our employees, contractors and agents, as well as those companies to which we outsource certain of our business operations, including those based in or from countries where practices that violate such U.S. laws may be customary, will not take actions in violation of our internal policies. Any such violation, even if prohibited by our internal policies, could have an adverse effect on our business.

As a global business that generates approximately 50% of our total revenue from sales to customers outside of the Americas, we are subject to a number of risks, including:

- foreign currency fluctuations;
- changes in government preferences for software procurement;
- international economic, political and labor conditions;
- tax laws (including U.S. taxes on foreign subsidiaries);
- increased financial accounting and reporting burdens and complexities;
- unexpected changes in, or impositions of, legislative or regulatory requirements;
- failure of laws to protect our intellectual property rights adequately;
- inadequate local infrastructure and difficulties in managing and staffing international operations;
- delays resulting from difficulty in obtaining export licenses for certain technology, tariffs, quotas and other trade barriers and restrictions;
- the imposition of governmental economic sanctions on countries in which we do business or where we plan to expand our business;
- transportation delays;
- operating in locations with a higher incidence of corruption and fraudulent business practices; and
- other factors beyond our control, including terrorism, war, natural disasters and pandemics.

If sales to any of our customers outside of the Americas are delayed or canceled because of any of the above factors, our revenue may be negatively impacted.

In addition, approximately 48% of our employees are located outside the U.S. Accordingly, we are exposed to changes in laws governing our employee relationships in various U.S. and foreign jurisdictions, including laws and regulations regarding wage and hour requirements, fair labor standards, employee data privacy, unemployment tax rates, workers' compensation rates, citizenship requirements and payroll and other taxes, which likely would have a direct impact on our operating costs. We also intend to continue expansion of our international operations and international sales and marketing activities. Expansion in international markets has required, and will continue to require, significant management attention and resources. We may be unable to scale our infrastructure effectively or as quickly as our competitors in these markets, and our revenues may not increase to offset these expected increases in costs and operating expenses, which would cause our results to suffer.

We may incur losses associated with currency fluctuations and may not be able to effectively hedge our exposure.

Our operating results are subject to fluctuations in foreign currency exchange rates. We attempt to mitigate a portion of these risks through foreign currency hedging, based on our judgment of the appropriate trade-offs among risk, opportunity and expense. We have established a hedging program to partially hedge our exposure to foreign currency exchange rate fluctuations for various currencies. If the foreign currency hedging markets are negatively affected by clearing and trade execution regulations imposed by the Dodd-Frank Wall Street Reform and Consumer Protection Act, the cost of hedging our foreign exchange exposure could increase.

We regularly review our hedging program and make adjustments as necessary based on the judgment factors discussed above. Our hedging activities may not offset more than a portion of the adverse financial impact resulting from unfavorable movement in foreign currency exchange rates, which could adversely affect our financial condition or results of operations.

We have issued $1.5 billion of notes in a debt offering and may incur other debt in the future, which may adversely affect our financial condition and future financial results.

In the first quarter of fiscal 2010, we issued $1.5 billion in senior unsecured notes. We also have a $1.0 billion revolving credit facility, which is currently undrawn. Although we have no current plans to request any advances under this credit facility, we may use the proceeds of any future borrowing for general corporate purposes, or for future acquisitions or expansion of our business.

This debt may adversely affect our financial condition and future financial results by, among other things:

- requiring the dedication of a portion of our expected cash from operations to service our indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures and acquisitions; and
- limiting our flexibility in planning for, or reacting to, changes in our business and our industry.

Our senior unsecured notes and revolving credit facility impose restrictions on us and require us to maintain compliance with specified covenants. Our ability to comply with these covenants may be affected by events beyond our control. If we breach any of the covenants and do not obtain a waiver from the lenders or noteholders, then, subject to applicable cure periods, any outstanding indebtedness may be declared immediately due and payable.

In addition, changes by any rating agency to our credit rating may negatively impact the value and liquidity of both our debt and equity securities. Under certain circumstances, if our credit ratings are downgraded or other negative action is taken, the interest rate payable by us under our revolving credit facility could increase. Downgrades in our credit ratings could also restrict our ability to obtain additional financing in the future and could affect the terms of any such financing.

Changes in, or interpretations of, accounting principles could have a significant impact on our financial position and results of operations.

We prepare our Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting principles. A change in these principles can have a significant effect on our reported results and may even retroactively affect previously reported transactions.

For example, the U.S.-based Financial Accounting Standards Board ("FASB") is currently working together with the International Accounting Standards Board ("IASB") on several projects to further align accounting principles and facilitate more comparable financial reporting between companies who are required to follow GAAP under SEC regulations and those who are required to follow International Financial Reporting Standards outside of the U.S. These efforts by the FASB and IASB may result in different accounting principles under GAAP that may result in materially different financial results for us in areas including, but not limited to, principles for recognizing revenue and lease accounting.

If our goodwill or amortizable intangible assets become impaired we may be required to record a significant charge to earnings.

Under GAAP, we review our goodwill and amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. GAAP requires us to test for goodwill impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization, future cash flows and slower growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, resulting in an impact on our results of operations.

Changes in, or interpretations of, tax rules and regulations may adversely affect our effective tax rates.

We are a United States-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. A significant portion of our foreign earnings for the current fiscal year were earned by our Irish subsidiaries. In addition to providing for U.S. income taxes on earnings from the United States, we provide for U.S. income taxes on the earnings of foreign subsidiaries unless the subsidiaries' earnings are considered permanently reinvested outside the United States. While we do not anticipate changing our intention regarding permanently reinvested earnings, if certain foreign earnings previously treated as permanently reinvested are repatriated, the related U.S. tax liability may be reduced by any foreign income taxes paid on these earnings.

Our income tax expense has differed from the tax computed at the U.S. federal statutory income tax rate due primarily to discrete items and to earnings considered as permanently reinvested in foreign operations. Unanticipated changes in our tax rates could affect our future results of operations. Our future effective tax rates could be unfavorably affected by changes in the tax rates in jurisdictions where our income is earned, by changes in, or our interpretation of, tax rules and regulations in the jurisdictions in which we do business, by unanticipated decreases in the amount of earnings in countries with low statutory tax rates, by lapses of the availability of the U.S. research and development tax credit, or by changes in the valuation of our deferred tax assets and liabilities.

In addition, we are subject to the continual examination of our income tax returns by the Internal Revenue Service ("IRS") and other domestic and foreign tax authorities, including a current examination by the IRS of our fiscal 2008 and 2009 tax returns. These examinations are expected to focus on our intercompany transfer pricing practices as well as other matters. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our provision for income taxes and have reserved for potential adjustments that may result from the current examinations. We believe such estimates to be reasonable; however, there can be no assurance that the final determination of any of these examinations will not have an adverse effect on our operating results and financial position.

If we are unable to recruit and retain key personnel our business may be harmed.

Much of our future success depends on the continued service and availability of our senior management. These individuals have acquired specialized knowledge and skills with respect to Adobe. The loss of any of these individuals could harm our business. Our business is also dependent on our ability to retain, hire and motivate talented, highly skilled personnel across all levels of our organization. Experienced personnel in the information technology industry are in high demand and competition for their talents is intense in many areas where our employees are located. If we are unable to continue to successfully attract and retain key personnel, our business may be harmed. Effective succession planning is also a key factor for our long-term success. Our failure to enable the effective transfer of knowledge and facilitate smooth transitions with regards to our key employees could adversely affect our long-term strategic planning and execution.

We believe that a critical contributor to our success to date has been our corporate culture, which we have built to foster innovation and teamwork. As we grow, including from the integration of employees and businesses acquired in connection with our previous or future acquisitions, we may find it difficult to maintain important aspects of our corporate culture which could negatively affect our ability to retain and recruit personnel and otherwise adversely affect our future success.

Our investment portfolio may become impaired by deterioration of the capital markets.

Our cash equivalent and short-term investment portfolio as of November 30, 2012 consisted of corporate bonds and commercial paper, foreign government securities, money market mutual funds and repurchase agreements, municipal securities, time deposits, U.S. agency securities and U.S. Treasury securities. We follow an established investment policy and set of guidelines to monitor and help mitigate our exposure to interest rate and credit risk. The policy sets forth credit quality standards and limits our exposure to any one issuer, as well as our maximum exposure to various asset classes.

Should financial market conditions worsen in the future, investments in some financial instruments may pose risks arising from market liquidity and credit concerns. In addition, any deterioration of the capital markets could cause our other income and expense to vary from expectations. As of November 30, 2012, we had no material impairment charges associated with our short-term investment portfolio, and although we believe our current investment portfolio has little risk of material impairment, we cannot predict future market conditions or market liquidity, or credit availability, and can provide no assurance that our investment portfolio will remain materially unimpaired.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The following table sets forth the location, approximate square footage and use of each of the principal properties used by Adobe during fiscal 2012. We lease or sublease all of these properties with the exception of our property in Noida, India where we own the building and lease the land, our corporate offices in San Jose where we own the land and lease the buildings, and in San Francisco on Townsend, Waltham and Lehi where we own the building and land. All leased properties are leased under operating leases. Such leases expire at various times through 2028, with the exception of our land lease in Noida, India that expires in 2091. The annual base rent expense (including operating expenses, property taxes and assessments, as applicable) for all leased facilities is currently approximately $90.8 million and is subject to annual adjustments as well as changes in interest rates.

Location	Approximate Square Footage	Use
North America:		
345 Park Avenue San Jose, CA 95110, USA	378,000	Research, product development, sales, marketing and administration
321 Park Avenue San Jose, CA 95110, USA	321,000	Research, product development, sales and marketing
151 Almaden Boulevard San Jose, CA 95110, USA	267,000	Product development, sales and administration
601 and 625 Townsend Street San Francisco, CA 94103, USA	346,000 (1)	Research, product development, sales, marketing and administration
801 N. 34th Street-Waterfront Seattle, WA 98103, USA	182,000 (2)	Product development, sales, technical support and administration
3900 Adobe Way Lehi, UT 84043, USA	280,000	Research, product development, sales, marketing and administration
21 Hickory Drive Waltham, MA 02451, USA	108,000 (3)	Research, product development, sales and marketing
250 Brannan Street San Francisco, CA 94107, USA	35,000	Product development, sales and marketing
7930 Jones Branch Drive McLean, VA 22102, USA	34,000 (4)	Sales and marketing
1540 Broadway New York, NY 10036, USA	37,000	Sales and marketing
343 Preston Street Ottawa, Ontario K1S 5N4, Canada	122,000 (5)	Research, product development, sales, marketing and administration
India:		
Adobe Towers, 1-1A, Sector 25A Noida, U.P.	191,000	Product development
Adobe Towers, Plot #6, Sector 127 Expressway, Noida, U.P.	80,000	Product development
Salapuria Infinity, Ground Floor, 1st Floor, 3rd Floor #5, Bannerghatta Road, Bangalore	160,000	Research and product development
Japan:		
Gate City Osaki East Tower 1-11 Osaki Shinagawa-ku, Tokyo	56,000	Product development, sales and marketing

Location	Approximate Square Footage	Use
China:		
Block A, SP Tower, 11th, 19th, 21st & 22nd Floors Block B, SP Tower, 19th Floor Block D, SP Tower, 10th Floor Tsinghua Science Park, Yard 1 Zhongguancun Donglu, Haidian District Beijing	94,000	Research and product development
Romania:		
26 Z Timisoara Blvd, Anchor Plaza Lujerului, Sector 6 Bucharest	71,000	Research and product development
UK:		
Market House Market Street Maidenhead, Berkshire, SL6 8AD	49,000	Product development, sales, marketing and administration
Germany:		
Grosse Elbstrasse 27 Hamburg	36,000	Research and product development

(1) The total square footage is 346,000, of which we occupy 272,000 square feet, or approximately 79% of this facility; 74,000 square feet is unoccupied basement space.

(2) The total square footage is 182,000, of which we occupy 162,000 square feet, or approximately 89% of this facility. The remaining square footage is subleased.

(3) Of the total square footage of 108,000, we occupy 36,000 square feet, or approximately 33% of this facility; 54,000 square feet is unoccupied and the remaining square footage is leased.

(4) The total square footage is 34,000, of which we occupy 31,000 square feet, or approximately 91% of this facility. The remaining square footage is subleased.

(5) The total square footage is 122,000, of which we occupy 65,000 square feet, or approximately 53% of this facility; 42,000 square feet is unoccupied. The remaining square footage is subleased.

In general, all facilities are in good condition, suitable for the conduct of our business and are operating at an average capacity of approximately 88%.

ITEM 3. LEGAL PROCEEDINGS

In connection with disputes relating to the validity or alleged infringement of third-party intellectual property rights, including patent rights, we have been, are currently and may in the future be subject to claims, negotiations or complex, protracted litigation. Intellectual property disputes and litigation may be very costly and can be disruptive to our business operations by diverting the attention and energies of management and key technical personnel. Although we have successfully defended or resolved past litigation and disputes, we may not prevail in any ongoing or future litigation and disputes. Third-party intellectual property disputes could subject us to significant liabilities, require us to enter into royalty and licensing arrangements on unfavorable terms, prevent us from licensing certain of our products or offering certain of our services, subject us to injunctions restricting our sale of products or services, cause severe disruptions to our operations or the markets in which we compete, or require us to satisfy indemnification commitments with our customers including contractual provisions under various license arrangements and service agreements.

In addition to intellectual property disputes, such as those discussed above and others, we are subject to legal proceedings, claims and investigations in the ordinary course of business, including claims relating to commercial, employment and other matters. Some of these disputes and legal proceedings may include speculative claims for substantial or indeterminate amounts of damages. We consider all claims on a quarterly basis in accordance with GAAP and based on known facts assess whether potential losses are considered reasonably possible, probable and estimable. Based upon this assessment, we then evaluate disclosure requirements and whether to accrue for such claims in our financial statements. This determination is then reviewed and discussed with our Audit Committee and our independent registered public accounting firm.

We make a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Unless otherwise specifically disclosed here or in our Notes to Consolidated Financial Statements , we have determined that no provision for liability nor disclosure is required related to any claim against us because: (a) there is not a reasonable possibility that a loss exceeding amounts already recognized (if any) may be incurred with respect to such claim; (b) a reasonably possible loss or range of loss cannot be estimated; or (c) such estimate is immaterial.

All legal costs associated with litigation are expensed as incurred. Litigation is inherently unpredictable. However, we believe that we have valid defenses with respect to the legal matters pending against us. It is possible, nevertheless, that our consolidated financial position, cash flows or results of operations could be negatively affected by an unfavorable resolution of one or more of such proceedings, claims or investigations.

In connection with our anti-piracy efforts, conducted both internally and through organizations such as the Business Software Alliance, from time to time we undertake litigation against alleged copyright infringers. Such lawsuits may lead to counter-claims alleging improper use of litigation or violation of other laws. We believe we have valid defenses with respect to such counter-claims; however, it is possible that our consolidated financial position, cash flows or results of operations could be affected in any particular period by the resolution of one or more of these counter-claims.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our common stock is traded on the NASDAQ Global Select Market under the symbol "ADBE." The following table sets forth the high and low sales price per share of our common stock for the periods indicated.

	Price Range	
	High	**Low**
Fiscal 2012:		
First Quarter	$ 33.73	$ 26.46
Second Quarter	$ 34.70	$ 29.82
Third Quarter	$ 33.92	$ 30.02
Fourth Quarter	$ 34.61	$ 31.44
Fiscal Year	$ 34.70	$ 26.46
Fiscal 2011:		
First Quarter	$ 35.39	$ 27.72
Second Quarter	$ 35.86	$ 31.68
Third Quarter	$ 33.01	$ 22.69
Fourth Quarter	$ 30.42	$ 23.26
Fiscal Year	$ 35.86	$ 22.69

Stockholders

According to the records of our transfer agent, there were 1,441 holders of record of our common stock on January 18, 2013. Because many of such shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividends

We did not declare or pay any cash dividends on our common stock during fiscal 2012 or fiscal 2011. Under the terms of our credit agreement and lease agreements, we are not prohibited from paying cash dividends unless payment would trigger an event of default or one currently exists. We do not anticipate paying any cash dividends in the foreseeable future.

Issuer Purchases of Equity Securities

Below is a summary of stock repurchases for the three months ended November 30, 2012. *See Note 13 of our Notes to Consolidated Financial Statements for information regarding our stock repurchase programs.*

Period	Shares Repurchased	Average Price Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Dollar Value that May Yet be Purchased Under the Plan[1]
	(in thousands, except average price per share)			
Beginning repurchase authority				2,000,000
September 1—September 28, 2012				
Shares repurchased	—	$ —	—	$ —
September 29—October 26, 2012				
Shares repurchased	1,024	$ 32.56	1,024	$ (33,333) [2]
October 27—November 30, 2012				
Shares repurchased	1,014	$ 33.18	1,014	$ (33,662) [2]
Total	2,038		2,038	$ 1,933,005

(1) In April 2012, the Board of Directors approved a new stock repurchase program granting authority to repurchase up to $2.0 billion in common stock through the end of fiscal 2015. The new stock repurchase program approved by our Board of Directors is similar to our previous $1.6 billion stock repurchase program granted by the Board of Directors in June 2010, which was exhausted during fiscal 2012.

(2) In September 2012, as part of the new stock repurchase program, we entered into a structured stock repurchase agreement with a large financial institution whereupon we provided them with a prepayment of $100.0 million. As of November 30, 2012, approximately $33.0 million of the prepayment remained under this agreement.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data (presented in thousands, except per share amounts and employee data) is derived from our consolidated financial statements. As our operating results are not necessarily indicative of future operating results, this data should be read in conjunction with the consolidated financial statements and notes thereto, and with Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

	Fiscal Years				
	2012	2011	2010	2009[(1)]	2008
Operations:					
Revenue	$4,403,677	$4,216,258	$3,800,000	$2,945,853	$3,579,889
Gross profit	$3,919,895	$3,778,385	$3,396,498	$2,649,121	$3,217,259
Income before income taxes	$1,118,794	$1,035,230	$ 943,151	$ 701,520	$1,078,508
Net income	$ 832,775	$ 832,847	$ 774,680	$ 386,508	$ 871,814
Net income per share:					
Basic	$ 1.68	$ 1.67	$ 1.49	$ 0.74	$ 1.62
Diluted	$ 1.66	$ 1.65	$ 1.47	$ 0.73	$ 1.59
Shares used to compute basic net income per share	494,731	497,469	519,045	524,470	539,373
Shares used to compute diluted net income per share	502,721	503,921	525,824	530,610	548,553
Cash dividends declared per common share	$ —	$ —	$ —	$ —	$ —
Financial position:[(2)]					
Cash, cash equivalents and short-term investments	$3,538,353	$2,911,692	$2,468,015	$1,904,473	$2,019,202
Working capital	$3,059,608	$2,520,672	$2,147,962	$1,629,071	$1,972,504
Total assets	$9,974,523	$8,991,183	$8,141,148	$7,282,237	$5,821,598
Debt and capital lease obligations, non-current	$1,496,938	$1,505,096	$1,513,662	$1,000,000	$ 350,000
Stockholders' equity	$6,665,182	$5,783,113	$5,192,387	$4,890,568	$4,410,354
Additional data:					
Worldwide employees	11,144	9,925	9,117	8,660	7,544

(1) Fiscal 2009 includes the integration of Omniture into our operations which was not present in the prior years.

(2) Information associated with our financial position is as of the Friday closest to November 30 for the five fiscal periods through 2012.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our Consolidated Financial Statements and Notes thereto.

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements, including statements regarding product plans, future growth and market opportunities which involve risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section titled Risk Factors in Part 1, Item 1A of this report. You should carefully review the risks described herein and in other documents we file from time to time with the Securities and Exchange Commission ("SEC"), including our Quarterly Reports on Form 10-Q to be filed in fiscal 2013. When used in this report, the words "will," "expects," "could," "would," "may," "anticipates," "intends," "plans," "believes," seeks," "targets," "estimates," "looks for," "looks to," "continues" and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. You should not place undue reliance on these forward-looking statements which speak only as of the date of this Annual Report on Form 10-K. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this document.

BUSINESS OVERVIEW

Founded in 1982, Adobe Systems Incorporated is one of the largest and most diversified software companies in the world. We offer a line of software and services used by creative professionals, marketers, knowledge workers, application developers, enterprises and consumers for creating, managing, delivering, measuring, optimizing and engaging with compelling content and experiences across multiple operating systems, devices and media. We market and license our software directly to enterprise customers through our sales force and to end users through app stores and our own website at www.adobe.com. We also distribute our products through a network of distributors, value-added resellers ("VARs"), systems integrators, independent software vendors ("ISVs"), retailers and original equipment manufacturers ("OEMs"). In addition, we license our technology to hardware manufacturers, software developers and service providers for use in their products and solutions. We offer some of our products via a Software-as-a-Service ("SaaS") model (also known as a hosted or "cloud-based" model) as well as through term subscription and pay-per-use models. Our software runs on personal computers ("PCs") and server-based computers, as well as on smartphones, tablets and other devices, depending on the product. We have operations in the Americas, Europe, Middle East and Africa ("EMEA") and Asia-Pacific ("APAC").

ACQUISITIONS

On January 13, 2012, we completed the acquisition of privately held Efficient Frontier, a multi-channel digital ad buying and optimization company. During the first quarter of fiscal 2012, we began integrating Efficient Frontier into our Digital Marketing segment, however, the impact of this acquisition was not material to our consolidated balance sheets and results of operations.

During fiscal 2011, we completed six business combinations and two asset acquisitions with aggregate purchase prices totaling approximately $328.3 million. We have included the financial results of the business combinations in our consolidated results of operations beginning on the respective acquisition dates, however, the impact of these acquisitions was not material to our consolidated balance sheets and results of operations.

On October 28, 2010, we completed the acquisition of Day, a provider of Web Experience Management ("WEM"), digital asset management and social collaboration solutions based in Basel, Switzerland and Boston, Massachusetts for approximately $248.3 million. We have included the financial results of Day in our consolidated results of operations beginning on the acquisition date, however, the impact of this acquisition was not material to our consolidated balance sheets and results of operations in fiscal 2010. Following the closing, we integrated Day as a product line within our Digital Marketing segment for financial reporting purposes.

See Note 2 of our Notes to Consolidated Financial Statements for further information regarding these acquisitions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our consolidated financial statements in accordance with GAAP and pursuant to the rules and regulations of the SEC, we make assumptions, judgments and estimates that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. On a regular basis, we evaluate our assumptions, judgments and estimates. We also discuss our critical accounting policies and estimates with the Audit Committee of the Board of Directors.

We believe that the assumptions, judgments and estimates involved in the accounting for revenue recognition, stock-based compensation, business combinations, goodwill impairment and income taxes have the greatest potential impact on our consolidated financial statements. These areas are key components of our results of operations and are based on complex rules requiring us to make judgments and estimates, so we consider these to be our critical accounting policies.

Historically, our assumptions, judgments and estimates relative to our critical accounting policies have not differed materially from actual results.

Revenue Recognition

Our revenue is derived from the licensing of perpetual and time-based software products, associated software maintenance and support plans, non-software related hosting services, consulting services, training and technical support.

We recognize revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists, we have delivered the product or performed the service, the fee is fixed or determinable and collection is probable. Determining whether and when some of these criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of revenue we report.

We enter into multiple element revenue arrangements in which a customer may purchase a combination of software, upgrades, maintenance and support, hosting services, and consulting.

For our software and software-related multiple element arrangements, we must: (1) determine whether and when each element has been delivered; (2) determine whether undelivered products or services are essential to the functionality of the delivered products and services; (3) determine the fair value of each undelivered element using vendor-specific objective evidence ("VSOE"), and (4) allocate the total price among the various elements. VSOE of fair value is used to allocate a portion of the price to the undelivered elements and the residual method is used to allocate the remaining portion to the delivered elements. Absent VSOE, revenue is deferred until the earlier of the point at which VSOE of fair value exists for any undelivered element or until all elements of the arrangement have been delivered. However, if the only undelivered element is maintenance and support, the entire arrangement fee is recognized ratably over the performance period. Changes in assumptions or judgments or changes to the elements in a software arrangement could cause a material increase or decrease in the amount of revenue that we report in a particular period.

We determine VSOE for each element based on historical stand-alone sales to third parties or from the stated renewal rate for the elements contained in the initial arrangement. In determining VSOE, we require that a substantial majority of the selling prices for a product or service fall within a reasonably narrow pricing range.

We have established VSOE for our software maintenance and support services, custom software development services, consulting services and training.

For multiple element arrangements containing our non-software services, we must: (1) determine whether and when each element has been delivered; (2) determine fair value of each element using the selling price hierarchy of VSOE of fair value, third-party evidence ("TPE") or best-estimated selling price ("BESP"), as applicable; and (3) allocate the total price among the various elements based on the relative selling price method.

For multiple-element arrangements that contain software and non-software elements such as our hosted offerings, we allocate revenue to software or software-related elements as a group and any non-software elements separately based on the selling price hierarchy. We determine the selling price for each deliverable using VSOE of selling price, if it exists, or TPE of selling price. If neither VSOE nor TPE of selling price exist for a deliverable, we use its BESP for that deliverable. Once revenue is allocated to software or software-related elements as a group, it follows historic software accounting guidance. Revenue is then recognized when the basic revenue recognition criteria are met for each element.

When we are unable to establish selling prices using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. We are generally unable to establish VSOE or TPE for non-software elements and as such, we use BESP.

We determine BESP for a product or service by considering multiple factors including, but not limited to major product groupings, geographies, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. Significant pricing practices taken into consideration include historic contractually stated prices, volume discounts where applicable and our price lists.

We must estimate certain royalty revenue amounts due to the timing of securing information from our customers. While we believe we can make reliable estimates regarding these matters, these estimates are inherently subjective. Accordingly, our assumptions and judgments regarding future products and services as well as our estimates of royalty revenue could differ from actual events, thus materially impacting our financial position and results of operations.

Product revenue is recognized when the above criteria are met. We reduce the revenue recognized for estimated future returns, price protection and rebates at the time the related revenue is recorded. In determining our estimate for returns and in accordance with our internal policy regarding global channel inventory which is used to determine the level of product held by our distributors on which we have recognized revenue, we rely upon historical data, the estimated amount of product inventory in our distribution channel, the rate at which our product sells through to the end user, product plans and other factors. Our estimated provisions for returns can vary from what actually occurs. Product returns may be more or less than what was estimated. The amount of inventory in the channel could be different than what is estimated. Our estimate of the rate of sell-through for product in the channel could be different than what actually occurs. There could be a delay in the release of our products. These factors and unanticipated changes in the economic and industry environment could make our return estimates differ from actual returns, thus materially impacting our financial position and results of operations.

In the future, actual returns and price protection may materially exceed our estimates as unsold products in the distribution channels are exposed to rapid changes in consumer preferences, market conditions or technological obsolescence due to new platforms, product updates or competing products. While we believe we can make reliable estimates regarding these matters, these estimates are inherently subjective. Accordingly, if our estimates change, our returns and price protection reserves would change, which would impact the total net revenue we report.

We recognize revenues for hosting services that are based on a committed number of transactions ratably beginning on the date the customer commences use of our services and continuing through the end of the customer term. Over-usage fees, and fees billed based on the actual number of transactions from which we capture data, are billed in accordance with contract terms as these fees are incurred. We record amounts that have been invoiced in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

Our consulting revenue is recognized on a time and materials basis and is measured monthly based on input measures, such as on hours incurred to date compared to total estimated hours to complete, with consideration given to output measures, such as contract milestones, when applicable.

Stock-based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period.

In fiscal 2012, the Executive Compensation Committee of Adobe's Board of Directors eliminated the use of stock option grants for all employees and stock option grants to non-employee directors were minimal. In lieu of stock options, we granted restricted stock units as the primary form of equity awards to employees. Stock option grants prior to fiscal 2012 continue to vest over the requisite service period and had a material impact to stock-based compensation cost for fiscal 2012 and are expected to have a material impact to stock-based compensation cost until the majority of stock options are fully vested.

We currently use the Black-Scholes option pricing model to determine the fair value of employee stock purchase plan ("ESPP") shares. This fair value is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected term of the awards, the expected term of the awards, the risk-free interest rate, estimated forfeitures and expected dividends.

We use a 24-month expected term, which approximates our offering period. We estimate the volatility of our common stock by using implied volatility in market traded options. Our decision to use implied volatility was based upon the availability of actively traded options on our common stock and our assessment that implied volatility is more representative of future stock price trends than historical volatility. We base the risk-free interest rate on zero-coupon yields implied from U.S. Treasury issues with remaining terms similar to the expected term on the options. We do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option pricing model.

We estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

If we use different assumptions for estimating stock-based compensation expense for ESPP shares in future periods or if actual forfeitures differ materially from our estimated forfeitures for both ESPP shares and existing stock option grants that continue to vest, the change in our stock-based compensation expense could materially affect our operating income, net income and net income per share.

Business Combinations

We allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, assumed equity awards, as well as to in-process research and development based upon their estimated fair values at the acquisition date. The purchase price allocation process requires management to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets, deferred revenue obligations and equity assumed.

Although we believe the assumptions and estimates we have made are reasonable, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to:

- future expected cash flows from software license sales, subscriptions, support agreements, consulting contracts and acquired developed technologies and patents;
- expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed;
- the acquired company's trade name and trademarks as well as assumptions about the period of time the acquired trade name and trademarks will continue to be used in the combined company's product portfolio; and
- discount rates.

In connection with the purchase price allocations for our acquisitions, we estimate the fair value of the deferred revenue obligations assumed. The estimated fair value of the support obligations is determined utilizing a cost build-up approach. The cost build-up approach determines fair value by estimating the costs related to fulfilling the obligations plus a normal profit margin. The estimated costs to fulfill the obligations are based on the historical costs related to fulfilling the obligations.

In connection with the purchase price allocations for our acquisitions, we estimate the fair value of the equity awards assumed. The estimated fair value is determined utilizing a modified binomial option pricing model which assumes employees exercise their stock options when the share price exceeds the strike price by a certain dollar threshold. If the acquired company has significant historical data on their employee's exercise behavior, then this threshold is determined based upon the acquired company's history. Otherwise, our historical exercise experience is used to determine the exercise threshold. Zero coupon yields implied by U.S. Treasury issuances, implied volatility for our common stock and our historical forfeiture rate are other inputs to the binomial model.

Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

Goodwill Impairment

We complete our goodwill impairment test on an annual basis, during the second quarter of our fiscal year, or more frequently, if changes in facts and circumstances indicate that an impairment in the value of goodwill recorded on our balance sheet may exist. In order to estimate the fair value of goodwill, we typically estimate future revenue, consider market factors and estimate our future cash flows. Based on these key assumptions, judgments and estimates, we determine whether we need to record an impairment charge to reduce the value of the asset carried on our balance sheet to its estimated fair value. Assumptions, judgments and estimates about future values are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy or our internal forecasts. Although we believe the assumptions, judgments and estimates we have made in the past have been reasonable and appropriate, different assumptions, judgments and estimates could materially affect our reported financial results.

We completed our annual impairment test in the second quarter of fiscal 2012 and determined there was no impairment. The results of our annual impairment test indicate there is no significant risk of future material goodwill impairment in any of our reporting units.

Accounting for Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Management must make assumptions, judgments and estimates to determine our current provision for income taxes and also our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset.

Our assumptions, judgments and estimates relative to the current provision for income taxes take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. We have established reserves for income taxes to address potential exposures involving tax positions that could be challenged by tax authorities. In addition, we are subject to the continual examination of our income tax returns by the IRS and other domestic and foreign tax authorities, including a current examination by the IRS for our fiscal 2008 and 2009 tax returns. These examinations are expected to focus on our intercompany transfer pricing practices as well as other matters. Although we believe our assumptions, judgments and estimates are reasonable, changes in tax laws or our interpretation of tax laws and the resolution of the current and any future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations or capital gains income. Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, thus materially impacting our financial position and results of operations.

We are a United States-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. A significant portion of our foreign earnings for the current fiscal year were earned by our Irish subsidiaries. In addition to providing for U.S. income taxes on earnings from the U.S., we provide for U.S. income taxes on the earnings of foreign subsidiaries unless the subsidiaries' earnings are considered permanently reinvested outside the U.S. While we do not anticipate changing our intention regarding permanently reinvested earnings, if certain foreign earnings previously treated as permanently reinvested are repatriated, the related U.S. tax liability may be reduced by any foreign income taxes paid on these earnings.

Our income tax expense has differed from the tax computed at the U.S. federal statutory income tax rate due primarily to discrete items and to earnings considered as permanently reinvested in foreign operations. Our future effective tax rates could be unfavorably affected by changes in the tax rates in jurisdictions where our income is earned, by changes in, or our interpretation of, tax rules and regulations in the jurisdictions in which we do business, by unanticipated decreases in the amount of earnings in countries with low statutory tax rates, by lapses of the availability of the U.S. research and development tax credit, or by changes in the valuation of our deferred tax assets and liabilities.

Recent Accounting Pronouncements

There have been no new accounting pronouncements made effective during the year ended November 30, 2012, that are of significance, or potential significance, to us.

Recent Accounting Pronouncements Not Yet Effective

There have been no new accounting pronouncements not yet effective that have significance, or potential significance, to our consolidated financial statements.

RESULTS OF OPERATIONS

Overview of 2012

Effective in the first quarter of fiscal 2012, we modified our segments due to changes in how we operate our business. We combined our Creative and Interactive Solutions segment with our Digital Media Solutions segment and our Knowledge Worker segment, and named it Digital Media. We also renamed our Omniture segment to Digital Marketing and combined it with our Enterprise segment. These changes reflect our focus on our two strategic growth opportunities. Our Print and Publishing segment, which contains many of our mature products and solutions, continues to be reported as it was in fiscal 2011 and 2010. *See Note 18 of our Notes to Consolidated Financial Statements for further segment and geographical information.* Prior year information below has been updated to reflect these changes.

For fiscal 2012, we reported solid financial results and executed against our two strategic growth areas, Digital Media and Digital Marketing, while continuing to market and license a broad portfolio of products and solutions.

In May 2012, we launched Adobe Creative Suite 6 ("CS6") which is at the center of Adobe Creative Cloud, our new subscription-based offering for creating and publishing content and applications that was also released in May 2012. The launch of CS6 included major updates to all of our core Creative Suite ("CS") point products as well as four suite versions. Over time, we expect Creative Cloud to transform our business model and drive higher revenue growth through an expansion of our customer base by acquiring new users through a lower cost of entry, as well as keeping existing customers current on our latest release.

We anticipate accelerated adoption of Creative Cloud in fiscal 2013, which we expect will cause our traditional perpetual license revenue and, in turn, total net revenues in fiscal 2013, to decline. During this transition we do not anticipate a corresponding decrease in expenses, which we believe will adversely affect our net income and operating margin in fiscal 2013. However, over time we expect this business model transition will significantly increase our long-term revenue growth rate by (1) attracting new users, (2) keeping our end user base current and (3) thereby driving higher average revenue per user. Additionally, our shift to a subscription model will increase the amount of our recurring revenue that is ratably reported, driven by broader Creative Cloud adoption over the next several years.

We plan to continue to offer the perpetual licensing model as we transition our customers to this new subscription-based model.

To assist with the understanding of this transition and the related shift in revenue described above, we have introduced the use of certain performance metrics which we will use to assess the health and trajectory of our overall Digital Media segment.

These metrics include the total number of paid, active subscribers and Annualized Recurring Revenue ("ARR"). We define ARR as the sum of:

- the number of paid, active subscribers, multiplied by the average subscription price paid per user per month, multiplied by twelve months; plus,
- twelve months of contract value of Enterprise Term License Agreements ("ETLAs") where the revenue is ratably recognized over the life of the contract.

In addition, we expect renewal rates associated with Creative Cloud, and potentially other subscription offerings, will become key metrics used to measure their performance. Because the majority of Creative Cloud subscriptions have been annual and the Creative Cloud launched in May 2012, we have not yet reached the first anniversary of these annual subscriptions and, therefore, we anticipate that meaningful data regarding subscription renewal rates will first become available later in fiscal year 2013.

Financial Performance Summary for Fiscal 2012

- We continue to derive the majority of our revenue from perpetual licenses. However, our subscription revenue, as a percentage of total revenue, has increased to 15% in fiscal 2012 from approximately 11% and 10% in fiscal 2011 and fiscal 2010, respectively, as we transition more of our business to a subscription-based model.
- Our total revenue of $4.4 billion increased $187.4 million and $603.7 million, or 4% and 11%, from $4.2 billion and $3.8 billion in fiscal 2011 and fiscal 2010, respectively. The increase is primarily due to the continued success of our Adobe Marketing Cloud and Creative Suite family of products.
- Cost of revenue and operating expenses of $3.2 billion increased by $106.5 million and $416.6 million, or 3% and 15%, from $3.1 billion and $2.8 billion in fiscal 2011 and 2010, respectively. These increases are primarily due to increases in costs associated with compensation and related benefits driven by additional headcount.
- Income before income taxes of $1.1 billion increased by $83.6 million and $175.6 million, or 8% and 19%, from $1.0 billion and $943.2 million in fiscal 2011 and 2010, respectively.
- Net income of $832.8 million remained stable compared to fiscal 2011 and increased $58.1 million, or 7%, from $774.7 million in fiscal 2010.
- Net cash flow from operations of $1.5 billion remained stable compared to fiscal 2011 and increased $386.6 million, or 35%, from $1.1 billion in fiscal 2010 primarily due to increases in net income and deferred revenue and decreases in trade receivables from increased cash collections.

Revenue (dollars in millions)

	Fiscal 2012	Fiscal 2011	Fiscal 2010	% Change 2012-2011	% Change 2011-2010
Product	$ 3,342.8	$ 3,416.5	$ 3,159.2	(2)%	8%
Percentage of total revenue	76%	81%	83%		
Subscription	673.2	458.6	386.8	47 %	19%
Percentage of total revenue	15%	11%	10%		
Services and support	387.7	341.2	254.0	14 %	34%
Percentage of total revenue	9%	8%	7%		
Total revenue	$ 4,403.7	$ 4,216.3	$ 3,800.0	4 %	11%

As described in *Note 18 of our Notes to Consolidated Financial Statements*, we have the following segments: Digital Media, Digital Marketing and Print and Publishing.

Our subscription revenue is comprised primarily of fees we charge for our subscription and hosted service offerings including our digital marketing services and Creative Cloud. We recognize subscription revenue ratably over the term of agreements with our customers, beginning on the commencement of the service. We expect our subscription revenue will continue to increase as a result of our investments in new SaaS and subscription models. We also expect this to increase the amount of recurring revenue we generate as a percent of our total revenue. Of the $673.2 million, $458.6 million and $386.8 million in subscription revenue for fiscal years 2012, 2011 and 2010, respectively, approximately $553.2 million, $429.2 million and $375.3 million, respectively, is from our Digital Marketing segment, with the remaining amounts representing our Digital Media segment offerings.

Our services and support revenue is comprised of consulting, training and maintenance and support, primarily related to the licensing of our enterprise, developer and platform products and the sale of our hosted digital marketing services. Our support revenue also includes technical support and developer support to partners and developer organizations related to our desktop products. Our maintenance and support offerings, which entitle customers to receive product upgrades and enhancements or technical support, depending on the offering, are recognized ratably over the term of the arrangement.

Segments

In fiscal 2012, we categorized our products into the following segments:

- *Digital Media*—Our Digital Media segment provides tools and solutions that enable individuals, small businesses and enterprises to create, publish, promote and monetize their digital content anywhere. Our customers include traditional content creators, web application developers and digital media professionals, as well as their management in marketing departments and agencies, companies and publishers.
- *Digital Marketing*—Our Digital Marketing segment provides solutions and services for how digital advertising and marketing are created, managed, executed, measured and optimized. Our customers include digital marketers, advertisers, publishers, merchandisers, web analysts, chief marketing officers and chief revenue officers.
- *Print and Publishing*—Our Print and Publishing segment addresses market opportunities ranging from the diverse publishing needs of technical and business publishing to our legacy type and OEM printing businesses.

Segment Information (dollars in millions)

	Fiscal 2012	Fiscal 2011	Fiscal 2010	% Change 2012-2011	% Change 2011-2010
Digital Media	$ 3,128.5	$ 3,088.6	$ 2,834.4	1 %	9 %
Percentage of total revenue	71%	73%	75%		
Digital Marketing	1,058.4	909.4	739.4	16 %	23 %
Percentage of total revenue	24%	22%	19%		
Print and Publishing	216.8	218.3	226.2	(1)%	(3)%
Percentage of total revenue	5%	5%	6%		
Total revenue	$ 4,403.7	$ 4,216.3	$ 3,800.0	4 %	11 %

Fiscal 2012 Revenue Compared to Fiscal 2011 Revenue

Digital Media

Revenue from Digital Media remained relatively stable during fiscal 2012 as compared to fiscal 2011, due to solid demand for our Acrobat family of products as well as the continued momentum of the CS6 launch in the second quarter of fiscal 2012, offset by better than expected growth associated with our subscription offerings.

Revenue related to our creative professional products, which included our Creative Suite editions and CS point products as well as the recently released Creative Cloud, decreased slightly during fiscal 2012 as compared to fiscal 2011 due to higher than expected customer adoption of Creative Cloud and point product subscriptions. We anticipate accelerated adoption of Creative Cloud and point product subscriptions, for which revenue is recognized over time, and that this adoption will cause our traditional perpetual license revenue to decline. The decreases in revenue associated with our creative professional products were offset in part by growth associated with the May 2012 release of new Photoshop point products for which the previous release occurred in fiscal 2010.

Revenue associated with our other creative products increased during fiscal 2012 as compared to fiscal 2011 primarily due to increases associated with third-party toolbar distribution via Flash Player downloads as well as continued demand related to the May 2012 release of Adobe Lightroom 4.

For our creative offerings, the total number of perpetual units licensed remained relatively stable while the number of subscription units licensed increased during fiscal 2012 as compared to fiscal 2011. Unit average selling prices, excluding subscriptions, decreased during fiscal 2012 as compared to fiscal 2011.

Document Services revenue, which includes our Acrobat product family, also increased during fiscal 2012 as compared to fiscal 2011 primarily due to increased Document Exchange Services revenue including revenue generated from our EchoSign eSignatures service and the launch of Adobe Acrobat XI in the fourth quarter of fiscal 2012.

Within Document Services, excluding large enterprise license agreement deals, the number of units licensed remained relatively stable while the unit average selling prices increased for our Acrobat offerings for fiscal 2012 as compared to fiscal 2011.

Digital Marketing

Revenue from Digital Marketing increased $149.0 million, or 16% during fiscal 2012 when compared to fiscal 2011, primarily due to continued growth of our Adobe Marketing Cloud, which increased 35% year-over-year and includes our Adobe CQ WEM offerings and revenue generated from products associated with our recent acquisition of Efficient Frontier. Also contributing to the growth in revenue was our Adobe Connect hosted offering. As expected, increases in these areas were offset in part by a decrease in revenue associated with Adobe LiveCycle product offerings as we continue to shift our focus to our Adobe Marketing Cloud including our WEM solution.

Print and Publishing

Revenue from Print and Publishing remained relatively stable during fiscal 2012 as compared to fiscal 2011 primarily due to decreases in legacy product revenue, offset by increases in fees received for consulting services and royalties related to PostScript products.

Fiscal 2011 Revenue Compared to Fiscal 2010 Revenue

Digital Media

Revenue from Digital Media increased $254.2 million, or 9%, during fiscal 2011 as compared to fiscal 2010. The year-over-year increase in revenue was driven by continued licensing of the CS5 product family.

Revenue related to our creative professional products, which included our Creative Suite editions and CS point products, increased during fiscal 2011 as compared to fiscal 2010 primarily due to an increase in suite revenue associated with our Master Collection, and to a lesser extent, our design and video authoring suites. Also contributing to the growth was an increase in revenue associated with our Illustrator and InDesign point products.

Revenue associated with our other creative products increased during fiscal 2011 as compared to fiscal 2010 primarily due to increases associated with third-party toolbar distribution via Adobe Reader and Flash Player downloads as well as our Digital Publishing solution which was made available to all enterprise customers during fiscal 2011.

For our creative offerings, both the total number of units licensed and unit average selling prices remained relatively stable during fiscal 2011 as compared to fiscal 2010.

Document Services revenue increased during fiscal 2011 as compared to fiscal 2010. We attribute this success to strong adoption of our Acrobat X product, which was released in the fourth quarter of fiscal 2010.

During fiscal 2011 as compared to fiscal 2010, unit average selling prices for Document Services increased and the number of units licensed remained relatively stable.

Digital Marketing

Revenue from Digital Marketing increased $170.0 million, or 23%, during fiscal 2011 as compared to fiscal 2010. The increase was primarily due to continued customer adoption of our Adobe Marketing Cloud, which includes our WEM offerings resulting from the acquisition of Day, which closed late in the fourth quarter of fiscal 2010.

Print and Publishing

Revenue from Print and Publishing decreased $7.9 million, or 3%, during fiscal 2011 as compared to fiscal 2010. The decrease was primarily due to lower Shockwave revenue and the release of ColdFusion 9 at the end of fiscal 2009 for which a comparable release did not occur in the current year. Also contributing to the decline was a one-time large deal in Adobe Captivate and our Tech Communications products during fiscal 2010 that did not recur in fiscal 2011.

Geographical Information (dollars in millions)

	Fiscal 2012	Fiscal 2011	Fiscal 2010	% Change 2012-2011	% Change 2011-2010
Americas	$ 2,196.4	$ 2,044.6	$ 1,835.3	7 %	11%
Percentage of total revenue	50%	49%	48%		
EMEA	1,294.6	1,317.4	1,191.9	(2)%	11%
Percentage of total revenue	29%	31%	32%		
APAC	912.7	854.3	772.8	7 %	11%
Percentage of total revenue	21%	20%	20%		
Total revenue	$ 4,403.7	$ 4,216.3	$ 3,800.0	4 %	11%

Fiscal 2012 Revenue by Geography Compared to Fiscal 2011 Revenue by Geography

Overall revenue for fiscal 2012 increased in the Americas and APAC and declined slightly in EMEA when compared to fiscal 2011. Revenue in the Americas increased during fiscal 2012 primarily due to revenue increases in Digital Media and Digital Marketing, offset slightly by a decline in Print and Publishing revenue. Despite the launch of CS6 in May 2012, the current economic conditions in Europe and the weakening of the Euro and British Pound against the U.S. Dollar caused revenue in EMEA to decline slightly during fiscal 2012 compared with fiscal 2011. Revenue in APAC increased across all reportable segments during fiscal 2012 as compared with fiscal 2011. Within each geographical region, the fluctuations in revenue by reportable segment were attributable to the factors noted in the segment information above.

Fiscal 2011 Revenue by Geography Compared to Fiscal 2010 Revenue by Geography

Overall revenue for fiscal 2011 increased in each of the geographic regions when compared to fiscal 2010. Within each geographic region, every reportable segment contributed to the increase in revenue with the exception of Print and Publishing, which experienced decreases in EMEA and APAC. The increase in revenue during fiscal 2011 as compared to fiscal 2010 in the Americas, EMEA and APAC was attributable to the factors noted in the segment information above.

Included in the overall increase in revenue for fiscal 2012 and fiscal 2011 were impacts associated with foreign currency as shown below. Our currency hedging program is used to mitigate a portion of the foreign currency impact to revenue.

(in millions)	Fiscal 2012	Fiscal 2011
	Increase/(Decrease)	
Revenue impact:		
EMEA:		
Euro	$ (46.9)	$ 16.4
British Pound	(1.8)	6.5
Other currencies	(1.1)	2.9
Total EMEA	(49.8)	25.8
Japanese Yen	6.0	38.5
Other currencies	1.5	14.6
Total revenue impact	(42.3)	78.9
Hedging impact:		
EMEA	23.4	3.6
Japanese Yen	7.3	0.2
Total hedging impact	30.7	3.8
Total impact	$ (11.6)	$ 82.7

During fiscal 2012, the U.S. Dollar strengthened against the Euro, British Pound and other EMEA currencies causing revenue in EMEA measured in U.S. Dollar equivalents to decrease compared with the same reporting period last year. This decrease was offset in part by the favorable impact to revenue measured in Japanese Yen and other Asian currencies as the U.S. Dollar weakened against these currencies. Our EMEA and Yen currency hedging programs resulted in hedging gains during fiscal 2012 as noted in the table above.

During fiscal 2011, the Euro, British Pound and other EMEA currencies were favorably impacted as the U.S. Dollar weakened against these currencies causing revenue in EMEA measured in average U.S. Dollar equivalents to increase compared to fiscal 2010. Revenue measured in both the Japanese Yen and other currencies also were favorably impacted as the U.S. Dollar weakened against these currencies. During fiscal 2011, our EMEA and Japanese Yen currency hedging programs resulted in hedging gains as noted above.

See Note 18 of our Notes to Consolidated Financial Statements for further geographic information.

Product Backlog

The actual amount of product backlog at any particular time may not be a meaningful indicator of future business prospects. Shippable backlog is comprised of unfulfilled orders, excluding those associated with new product releases, those pending credit review and those not shipped due to the application of our global inventory policy. We had minimal shippable backlog at the end of the fourth quarter of fiscal 2012. We expect that our shippable backlog will continue to be insignificant in future periods.

Cost of Revenue (dollars in millions)

	Fiscal 2012	Fiscal 2011	Fiscal 2010	% Change 2012-2011	% Change 2011-2010
Product	$ 121.7	$ 125.7	$ 127.5	(3)%	(1)%
Percentage of total revenue	3%	3%	3%		
Subscription	219.1	194.0	195.6	13 %	(1)%
Percentage of total revenue	5%	5%	5%		
Services and support	143.0	118.2	80.4	21 %	47 %
Percentage of total revenue	3%	3%	2%		
Total cost of revenue	$ 483.8	$ 437.9	$ 403.5	10 %	9 %

Product

Cost of product revenue includes product packaging, third-party royalties, excess and obsolete inventory, amortization related to localization costs, purchased intangibles and acquired rights to use technology and the costs associated with the manufacturing of our products.

Cost of product revenue decreased due to the following:

	% Change 2012-2011	% Change 2011-2010
Cost of sales	(6)%	— %
Excess and obsolete inventory	2	—
Amortization of purchased intangibles	(1)	6
Royalty cost	—	(3)
Various individually insignificant items	2	(4)
Total change	(3)%	(1)%

Cost of product revenue decreased during fiscal 2012 as compared to fiscal 2011 primarily due to decrease in cost of sales and amortization of purchase intangibles, offset by increases in excess and obsolete inventory. Cost of sales decreased primarily due to a decrease in packaging costs associated with our CS6 products. Amortization of purchased intangibles decreased primarily due to certain intangible assets purchased through our acquisitions in prior years that were fully amortized in fiscal 2012. Excess and obsolete inventory increased primarily due to increased reserve requirements for Adobe Creative Suite 5 and Adobe Creative Suite 5.5 products necessitated by the launch of CS6 in the second quarter of fiscal 2012.

Cost of product revenue decreased during fiscal 2011 as compared to fiscal 2010 primarily due to decrease in royalty costs, offset by increase in amortization of purchase intangibles. Royalty costs decreased primarily due to a decrease in obligations to certain key vendors. Amortization of purchased intangibles increased primarily due to amortization expense associated with intangible assets purchased through acquisitions during fiscal 2011 and our Day acquisition in the fourth quarter of 2010.

Subscription

Cost of subscription revenue consists of expenses related to operating our network infrastructure, including depreciation expenses and operating lease payments associated with computer equipment, data center costs, salaries and related expenses of network operations, implementation, account management and technical support personnel, amortization of intangible assets and allocated overhead. We enter into contracts with third-parties for the use of their data center facilities and our data center costs largely consist of the amounts we pay to these third-parties for rack space, power and similar items.

Cost of subscription revenue increased in fiscal 2012 due to the following:

	% Change 2012-2011
Amortization of purchased intangibles	6%
Hosted server costs	7
Total change	13%

Cost of subscription revenue increased during fiscal 2012 as compared to fiscal 2011 primarily due to increased amortization of purchased intangibles and hosted server costs. Amortization of purchased intangibles increased primarily due to increased amortization of intangible assets associated with our acquisition of Efficient Frontier in the first quarter of fiscal 2012. Hosted server costs increased primarily due to increases in compensation and related benefits driven by additional headcount and hosting expenses associated with the launch of our Creative Cloud services in the second quarter of fiscal 2012. Also contributing to the increase in hosted server costs is the increase in depreciation expense from higher capital expenditures in prior years and data center costs related to higher transaction volumes in our Adobe Marketing Cloud services and Creative Cloud.

Cost of subscription revenue remained relatively stable during fiscal 2011 as compared to fiscal 2010 primarily due to decreased amortization of purchased intangibles resulting from certain intangible assets purchased through our acquisition of Omniture that were fully amortized in fiscal 2011. This was offset in part by increases in costs associated with compensation and related benefits driven by additional headcount and increases in data center costs related to higher transaction volumes in our Adobe Marketing Cloud services.

Services and Support

Cost of services and support revenue is primarily comprised of employee-related costs and associated costs incurred to provide consulting services, training and product support.

Cost of services and support revenue increased during fiscal 2012 as compared to fiscal 2011 and fiscal 2011 as compared to fiscal 2010, primarily due to increases in costs associated with compensation and related benefits driven by additional headcount, including headcount from our acquisition of Efficient Frontier.

Operating Expenses (dollars in millions)

	Fiscal 2012	Fiscal 2011	Fiscal 2010	% Change 2012-2011	% Change 2011-2010
Research and development	$ 742.8	$ 738.1	$ 680.3	1%	8 %
Percentage of total revenue	17%	18%	18%		
Sales and marketing	1,516.1	1,385.8	1,244.2	9%	11 %
Percentage of total revenue	34%	33%	33%		
General and administrative	435.0	414.6	383.5	5%	8 %
Percentage of total revenue	10%	10%	10%		
Restructuring and other related charges (credits)	(2.9)	97.8	23.3	*	*
Percentage of total revenue	—%	2%	1%		
Amortization of purchased intangibles	48.7	42.8	72.1	14%	(41)%
Percentage of total revenue	1%	1%	2%		
Total operating expenses	$ 2,739.7	$ 2,679.1	$ 2,403.4	2%	11 %

(*) Percentage is greater than 100%.

Research and Development

Research and development expenses consist primarily of salary and benefit expenses for software developers, contracted development efforts, related facilities costs and expenses associated with computer equipment used in software development. Research and development expenses remained relatively stable during fiscal 2012 as compared to fiscal 2011. The increase in research and development expenses during fiscal 2011 as compared to fiscal 2010 was primarily driven by higher employee compensation associated with headcount growth.

We believe that investments in research and development, including the recruiting and hiring of software developers, are critical to remain competitive in the marketplace and are directly related to continued timely development of new and enhanced products. We will continue to focus on long-term opportunities available in our end markets and make significant investments in the development of our application, tool and service offerings.

Sales and Marketing

Sales and marketing expenses consist primarily of salary and benefit expenses, sales commissions, travel expenses and related facilities costs for our sales, marketing, order management and global supply chain management personnel. Sales and marketing expenses also include the costs of programs aimed at increasing revenue, such as advertising, trade shows, public relations and other market development programs.

Sales and marketing expenses increased due to the following:

	% Change 2012-2011	% Change 2011-2010
Compensation and related benefits associated with headcount	2%	5%
Marketing spending related to product launches and overall marketing efforts to further increase revenue	2	3
Compensation associated with incentive compensation and stock-based compensation	3	1
Various individually insignificant items	2	2
Total change	9%	11%

General and Administrative

General and administrative expenses consist primarily of compensation and benefit expenses, travel expenses and related facilities costs for our finance, facilities, human resources, legal, information services and executive personnel. General and administrative expenses also include outside legal and accounting fees, provision for bad debts, expenses associated with computer equipment and software used in the administration of the business, charitable contributions and various forms of insurance.

General and administrative expenses increased due to the following:

	% Change 2012-2011	% Change 2011-2010
Compensation and related benefits associated with headcount growth	4%	3%
Professional and consulting fees	(3)	5
Compensation associated with incentive compensation and stock-based compensation	1	2
Various individually insignificant items	3	(2)
Total change	5%	8%

Professional and consulting fees decreased during fiscal 2012 as compared to fiscal 2011 primarily due to decreased litigation expense. Professional and consulting fees increased during fiscal 2011 as compared to fiscal 2010 primarily due to increase in fees for various technology projects and increased litigation expense.

Restructuring and Other Related Charges (Credits)

During the past several years, we have initiated various restructuring plans. During fiscal 2012, in connection with our Fiscal 2011 Restructuring Plan and Other Restructuring Plans, we recorded $17.4 million associated with termination benefits and closing redundant facilities. We also recorded $20.3 million in net favorable employee termination and facility related adjustments for changes in previous estimates during the fiscal year. During fiscal 2011, in connection with our 2011 Restructuring Plan and Other Restructuring Plans, we recorded $85.6 million associated with termination benefits and closing redundant facilities as well as $12.7 million related to the write-off of certain assets that were no longer useful to the company based on changes in our business. We also recorded minor favorable adjustments for changes in previous estimates. During 2010, in connection with our Fiscal 2009 Restructuring Plan we recorded $23.3 million associated with termination benefits and closing redundant facilities which is net of minor favorable adjustments for changes in previous estimates.

See Note 10 of our Notes to Consolidated Financial Statements for further information regarding our restructuring plans.

Amortization of Purchased Intangibles

During the last several years, we have completed a number of business combinations and asset acquisitions including Macromedia in fiscal 2006, Omniture in fiscal 2009, Day in fiscal 2010, eight smaller acquisitions in fiscal 2011 and Efficient Frontier in fiscal 2012. As a result of these acquisitions, we purchased intangible assets that are being amortized over their estimated useful lives ranging from one to twelve years.

Amortization expense increased 14% during fiscal 2012 as compared to fiscal 2011 primarily due to amortization expense associated with intangible assets purchased through our smaller acquisitions in fiscal 2011 and Efficient Frontier in fiscal 2012.

Amortization expense decreased 41% during fiscal 2011 as compared to fiscal 2010 primarily due to amortization expense associated with certain intangible assets purchased through our acquisition of Macromedia that were fully amortized at the end of fiscal 2010. This decrease was offset in part by an increase in amortization expense as a result of intangible assets purchased through our acquisition of Day in the fourth quarter of fiscal 2010 as well as an increase in intangible assets purchased through our fiscal 2011 acquisitions.

Non-Operating Income (Expense), Net (dollars in millions)

	Fiscal 2012	Fiscal 2011	Fiscal 2010	% Change 2012-2011	% Change 2011-2010
Interest and other income (expense), net	$ (3.4)	$ (3.0)	$ 13.1	13 %	(123)%
Percentage of total revenue	*	*	*		
Interest expense	(67.5)	(67.0)	(56.9)	1 %	18 %
Percentage of total revenue	(2)%	(2)%	(1)%		
Investment gains (losses), net	9.5	5.9	(6.1)	61 %	(197)%
Percentage of total revenue	*	*	*		
Total non-operating income (expense), net	$ (61.4)	$ (64.1)	$ (49.9)	(4)%	28 %

(*) Percentage is not meaningful.

Interest and Other Income (Expense), Net

Interest and other income (expense), net consists primarily of interest earned on cash, cash equivalents and short-term fixed income investments. Interest and other income (expense), net also includes foreign exchange gains and losses, including those from hedging revenue transactions primarily denominated in Euro and Yen currencies, and gains and losses on fixed income investments.

Interest and other income (expense), net increased in net expense in fiscal 2012 as compared to fiscal 2011 primarily due to lower average interest rates on our investments.

Interest and other income (expense), net changed from net income in fiscal 2010 to net expense in fiscal 2011 primarily due to a gain of $20.8 million recorded in fiscal 2010 associated with a forward contract purchased to hedge our economic exposure related to our acquisition of Day that did not recur during fiscal 2011, as well as increased cash flow hedging costs in fiscal 2011. The increase in net expense in fiscal 2011 was partially offset by increased interest income of $2.4 million due to higher average interest rates on our investments.

Interest Expense

In February 2010, we issued $600.0 million of 3.25% senior notes due February 1, 2015 (the "2015 Notes") and $900.0 million of 4.75% senior notes due February 1, 2020 (the "2020 Notes" and, together with the 2015 Notes, the "Notes"). On February 1, 2010, we repaid the outstanding balance under our then existing $1.0 billion credit facility with a portion of the proceeds from the Notes.

Interest expense remained relatively stable during fiscal 2012 as compared to fiscal 2011. The increase in interest expense during fiscal 2011 as compared to fiscal 2010 was primarily due to interest associated with higher borrowings resulting from the issuance of the Notes.

Investment Gains (Losses), Net

Investment gains (losses), net consists principally of realized gains or losses from the sale of marketable equity investments, other-than-temporary declines in the value of marketable and non-marketable equity securities and unrealized holding gains and losses associated with our deferred compensation plan assets (classified as trading securities) and gains and losses associated with our direct and indirect investments in privately held companies.

Investment gains (losses), net fluctuated due to the following (in millions):

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Net gains (losses) related to our direct and indirect investments in privately held companies	$ (0.2)	$ 5.3	$ (11.3)
Gains from sale of marketable equity securities	8.2	0.8	4.0
Write-downs due to other-than-temporary declines in value of our marketable equity securities	(0.1)	(0.2)	—
Net gains related to our trading securities	1.6	—	1.2
Total investment gains (losses), net	$ 9.5	$ 5.9	$ (6.1)

During fiscal 2012, total investment gains (losses), net improved primarily due to an increase in net realized gains from the sale of marketable equity securities. This was offset in part by a decrease in realized gains related to our direct investments in privately held companies in fiscal 2011 that did not recur during fiscal 2012.

During fiscal 2011, total investment gains (losses), net improved to net gains primarily due to unrealized losses related to our indirect investments in privately held companies in fiscal 2010 that did not recur during fiscal 2011. This was offset in part by a decrease in net realized gains from the sale of marketable equity securities during fiscal 2011 due to less sales of these investments.

Provision for Income Taxes (dollars in millions)

	Fiscal 2012	Fiscal 2011	Fiscal 2010	% Change 2012-2011	% Change 2011-2010
Provision	$ 286.0	$ 202.4	$ 168.5	41%	20%
Percentage of total revenue	6%	5%	4%		
Effective tax rate	26%	20%	18%		

Our effective tax rate increased by approximately six percentage points during fiscal 2012 as compared to fiscal 2011. In fiscal 2011, the increase was primarily related to the expiration of the U.S. research and development credit, as well as tax benefits associated with a favorable state income tax ruling and tax costs associated with licensing acquired company assets to Adobe's trading companies.

Our effective tax rate increased by approximately two percentage points during fiscal 2011 as compared to fiscal 2010. The increase was primarily due to tax costs of licensing acquired company assets to Adobe's trading companies. These costs were partially offset by tax benefits related to a favorable state income tax ruling and the reinstatement of the federal research and development tax credit.

In January 2013, the United States Congress passed an extension of the federal research and development tax credit through December 31, 2013. As a result, we expect that our income tax provision for the first quarter of fiscal 2013 will include a discrete tax benefit which will reduce our effective tax rate for the quarter and to a lesser extent the effective annual tax rate.

We are a United States-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. A significant portion of our foreign earnings for the current fiscal year were earned by our Irish subsidiaries. In addition to providing for U.S. income taxes on earnings from the U.S., we provide for U.S. income taxes on the earnings of foreign subsidiaries unless the subsidiaries' earnings are considered permanently reinvested outside the U.S. While we do not anticipate changing our intention regarding permanently reinvested earnings, if certain foreign earnings previously treated as permanently reinvested are repatriated, the related U.S. tax liability may be reduced by any foreign income taxes paid on these earnings. Currently, there are a significant amount of foreign earnings upon which U.S. income taxes have not been provided.

Accounting for Uncertainty in Income Taxes

The gross liability for unrecognized tax benefits at November 30, 2012 was $160.5 million, exclusive of interest and penalties. If the total unrecognized tax benefits at November 30, 2012 were recognized in the future, $147.6 million of unrecognized tax benefits would decrease the effective tax rate, which is net of an estimated $12.9 million federal benefit related to deducting certain payments on future state tax returns.

As of November 30, 2012, the combined amount of accrued interest and penalties related to tax positions taken on our tax returns was approximately $12.5 million. This amount is included in non-current income taxes payable.

The timing of the resolution of income tax examinations is highly uncertain as are the amounts and timing of tax payments that are part of any audit settlement process. These events could cause large fluctuations in the balance sheet classification of current and non-current assets and liabilities. We believe that within the next 12 months, it is reasonably possible that either certain audits will conclude or statutes of limitations on certain income tax examination periods will expire, or both. Given the uncertainties described above, we can only determine a range of estimated potential decreases in underlying unrecognized tax benefits ranging from $0 to approximately $5 million.

LIQUIDITY AND CAPITAL RESOURCES

This data should be read in conjunction with our Consolidated Statements of Cash Flows.

(in millions)	As of November 30, 2012	As of December 2, 2011
Cash and cash equivalents	**$ 1,425.1**	**$ 989.5**
Short-term investments	$ 2,113.3	$ 1,922.2
Working capital	**$ 3,059.6**	**$ 2,520.7**
Stockholders' equity	$ 6,665.2	$ 5,783.1

A summary of our cash flows is as follows:

(in millions)	Fiscal 2012	Fiscal 2011	Fiscal 2010
Net cash provided by operating activities	**$ 1,499.6**	**$ 1,543.3**	**$ 1,113.0**
Net cash used for investing activities	(834.7)	(757.4)	(1,159.3)
Net cash used for financing activities	**(234.7)**	**(550.4)**	**(215.3)**
Effect of foreign currency exchange rates on cash and cash equivalents	5.4	4.1	12.0
Net increase (decrease) in cash and cash equivalents	**$ 435.6**	**$ 239.6**	**$ (249.6)**

Our primary source of cash is receipts from revenue. The primary uses of cash are payroll related expenses, general operating expenses including marketing, travel and office rent, and cost of revenue. Other sources of cash are proceeds from the exercise of employee options and participation in the ESPP. Other uses of cash include our stock repurchase program, which is described below, business acquisitions and purchases of property and equipment.

Cash Flows from Operating Activities

For fiscal 2012, net cash provided by operating activities of $1.5 billion was primarily comprised of net income plus the net effect of non-cash items. The primary working capital sources of cash were net income coupled with increases in deferred revenue and decreases in trade receivables. Deferred revenue increased primarily due to an increase in activity for both upgrade plans with support and site and term licenses largely associated with our Digital Media and Digital Marketing enterprise license agreements. The decrease in trade receivables is primarily related to an increase in revenue linearity and improved collections in our Digital Marketing portfolio offset in part by higher revenue levels due to the CS6 product release which occurred late in the second quarter of fiscal 2012.

The primary working capital uses of cash were decreases in accrued restructuring and trade payables. Decreases in accrued restructuring primarily related to payments and adjustments for employee terminations and facility exit costs associated with the Fiscal 2011 Restructuring Plan, a significant portion of which were paid and adjusted in the first and second quarters of fiscal 2012. Trade payables decreased primarily due to the timing of payments as a greater number of invoices were paid prior to the fiscal year end in fiscal 2012 as compared to fiscal 2011.

For fiscal 2011, net cash provided by operating activities of $1.5 billion was primarily comprised of net income plus the net effect of non-cash items. The primary working capital sources of cash were net income coupled with increases in deferred revenue and accrued restructuring. Increases in deferred revenue related primarily to an overall increase in billing activity for maintenance and support/upgrade plans, hosted and professional services and site and term licenses. Accrued restructuring increased primarily due to recognition of liabilities related to employee termination and facility exit costs associated with the Fiscal 2011 Restructuring Plan which occurred in the fourth quarter of fiscal 2011 for which a majority was paid and adjusted in the first and second quarters of fiscal 2012.

The primary working capital uses of cash for fiscal 2011 were increases in trade receivables coupled with decreases in accrued expenses and taxes payable. Trade receivables increased primarily as a result of overall higher sales levels and billing occurring during the latter half of the fourth quarter of fiscal 2011, offset in part by an increased rate of collection for Digital Marketing services. Decreases in accrued expenses were primarily related to lower accrued bonus levels in fiscal 2011, coupled with payment of our second and third semi-annual interest payments associated with our Notes totaling $62.3 million. The resulting reduction in accrued interest was partially offset by additional interest accruals made during the period. Taxes payable decreased primarily due to the resolution of a Canadian Tax audit offset in part by quarterly increases to the tax provision in excess of taxes paid.

For fiscal 2010, net cash provided by operating activities of $1.1 billion was primarily comprised of net income plus the net effect of non-cash items. The primary working capital sources of cash were net income coupled with increases in accrued expenses and deferred revenue. Accrued expenses increased primarily due to amounts due under our fiscal 2010 annual incentive plan and interest on our Notes, both of which were paid in the first quarter of fiscal 2011. During fiscal 2010, we made our first semi-annual interest payment associated with our Notes totaling $31.1 million. The resulting reduction in accrued interest was partially offset by additional interest accruals made during the period. Increases in deferred revenue related primarily to activity from our acquisition of Omniture, the related renewal of calendar-year based contracts in addition to increases in maintenance and support orders and royalty revenue deferrals related to changes in customer billing terms.

The primary working capital uses of cash for fiscal 2010 were increases in trade receivables, prepaid expenses and other current assets as well as decreases in taxes payable, accrued restructuring and trade payables. Trade receivables increased as a result of products shipped and billed during the latter half of the fourth quarter of fiscal 2010 as a result of the launch of Acrobat X and slower receivable payments pertaining to Omniture services. Increases in prepaid expenses and other current assets related primarily to higher valuations on our cash flow and balance sheet hedges due to the strengthening of the U.S. dollar. Income taxes payable decreased primarily due to payments of approximately $200.0 million for tax liabilities associated with the repatriation of undistributed foreign earnings as well as a $20.0 million settlement of an IRS exam in the fourth quarter of fiscal 2010. Accrued restructuring decreased primarily due to payments made related to the fiscal 2009 restructuring plan that was initiated in the fourth quarter of fiscal 2009 in addition to adjustments made to previously recorded estimates, offset in part by new charges.

Cash Flows from Investing Activities

For fiscal 2012, net cash used for investing activities of $834.7 million was primarily due to our acquisition of Efficient Frontier in the first quarter of fiscal 2012. Other uses of cash during fiscal 2012 represented purchases of short-term investments and property and equipment, offset in part by sales and maturities of short-term investments. *See Note 2 of our Notes to the Consolidated Financial Statements for further information regarding our acquisition of Efficient Frontier.*

For fiscal 2011, net cash used for investing activities of $757.4 million was primarily due to purchases of short-term investments and multiple business acquisitions, offset in part by maturities and sales of short-term investments. Other uses of cash during fiscal 2011 represented purchases of property, plant and equipment and long-term investments, intangibles and other assets.

For fiscal 2010, net cash used for investing activities of $1.2 billion was primarily due to purchases of short-term investments and the acquisition of Day, offset in part by maturities and sales of short-term investments. Other uses of cash during fiscal 2010 represented purchases of property and equipment and long-term investments and other assets. These uses of cash were offset in part by proceeds from the sale of equipment under our sale lease-back transaction and the sale of long-term investments. *See Note 16 of our Notes to Consolidated Financial Statements for information regarding our sale lease-back transaction.*

Cash Flows from Financing Activities

For fiscal 2012 and fiscal 2011, net cash used for financing activities of $234.7 million and $550.4 million, respectively, was primarily due to treasury stock repurchases offset in part by proceeds from our treasury stock issuances. *See the section titled "Stock Repurchase Program" discussed below.*

For fiscal 2010, the primary cash flows from financing activities represented the issuance of $600.0 million of 3.25% senior notes due February 1, 2015 and $900.0 million of 4.75% senior notes due February 1, 2020. On February 1, 2010, we paid the outstanding balance on our then existing credit facility with a portion of the funds from our Notes. Other uses of cash during fiscal 2010 were for treasury stock repurchases offset in part by proceeds from our treasury stock issuances.

We expect to continue our investing activities, including short-term and long-term investments, venture capital, facilities expansion and purchases of computer systems for research and development, sales and marketing, product support and administrative staff. Furthermore, cash reserves may be used to repurchase stock under our stock repurchase program and to strategically acquire companies, products or technologies that are complementary to our business.

Restructuring

During the past several years, we have initiated various restructuring plans. During fiscal 2012 the following five restructuring plans, two of which were the result of large acquisitions, were still active:

- Fiscal 2011 Restructuring Plan
- Fiscal 2009 Restructuring Plan
- Fiscal 2008 Restructuring Plan
- Omniture Restructuring Plan
- Macromedia Restructuring Plan

As of November 30, 2012, we have accrued total restructuring charges of approximately $21.6 million of which approximately $2.3 million relates to ongoing termination benefits and contract terminations that are expected to be paid during fiscal 2013. The remaining accrued restructuring charges of $19.3 million relate to the cost of closing redundant facilities and are expected to be paid under contract through fiscal 2021, approximately 69% of which will be paid through 2015. During fiscal 2012, we made payments related to the above restructuring plans totaling approximately $63.1 million which consisted of approximately $50.5 million and $12.6 million in payments related to termination benefits and contract terminations and the closing of redundant facilities, respectively.

As of December 2, 2011, we accrued total restructuring charges of approximately $88.4 million of which approximately $74.4 million related to ongoing termination benefits and contract terminations which were paid or adjusted during fiscal 2012 with the remaining $14.0 million related to the cost of closing redundant facilities. During fiscal 2011, we made payments related to the above restructuring plans totaling approximately $13.1 million which consisted of approximately $6.8 million and $6.3 million in payments related to termination benefits and contract terminations and the closing of redundant facilities, respectively.

We believe that our existing cash and cash equivalents, short-term investments and cash generated from operations will be sufficient to meet the cash outlays for the restructuring actions described above.

See Note 10 of our Notes to Consolidated Financial Statements for additional information regarding our restructuring plans.

Other Liquidity and Capital Resources Considerations

Our existing cash, cash equivalents and investment balances may fluctuate during fiscal 2013 due to changes in our planned cash outlay, including changes in incremental costs such as direct and integration costs related to our business acquisitions. Our cash and investments totaled $3.5 billion as of November 30, 2012. Of this amount, approximately 83% was held by our foreign subsidiaries and subject to material repatriation tax effects. Our intent is to permanently reinvest a significant portion of our earnings from foreign operations, and current plans do not anticipate that we will need funds generated from foreign operations to fund our domestic operations. In the event funds from foreign operations are needed to fund operations in the United States and if U.S. tax has not already been previously provided, we would provide for and pay additional U.S. taxes in connection with repatriating these funds.

Cash from operations could also be affected by various risks and uncertainties, including, but not limited to the risks detailed in Part I, Item 1A titled "Risk Factors". However, based on our current business plan and revenue prospects, we believe that our existing balances, our anticipated cash flows from operations and our available credit facility will be sufficient to meet our working capital and operating resource expenditure requirements for the next twelve months.

As of November 30, 2012, the amount outstanding under our senior notes was $1.5 billion. On March 2, 2012, we entered into a five-year $1.0 billion senior unsecured revolving credit agreement (the "Credit Agreement"), providing for loans to us and certain of our subsidiaries. As of November 30, 2012, there were no outstanding borrowings under this Credit Agreement and the entire $1.0 billion credit line remains available for borrowing. In connection with entering into the Credit Agreement, we terminated and paid off all obligations under our previous credit agreement dated as of February 16, 2007.

We use professional investment management firms to manage a large portion of our invested cash. External investment firms managed, on average, 74% of our consolidated invested balances during fiscal 2012. The fixed income portfolio is primarily invested in corporate bonds and commercial paper, foreign government securities, money market mutual funds and repurchase agreements, municipal securities, U.S. agency securities and U.S. Treasury securities.

Stock Repurchase Program

During the third quarter of fiscal 2010, our Board of Directors approved an amendment to our stock repurchase program authorized in April 2007 from a non-expiring share-based authority to a time-constrained dollar-based authority. As part of this amendment, the Board of Directors granted authority to repurchase up to $1.6 billion in common stock through the end of fiscal 2012. During the second quarter of fiscal 2012, we exhausted our $1.6 billion time-constrained dollar-based authority granted by our Board of Directors in fiscal 2010. In April 2012, the Board of Directors approved a new stock repurchase program granting authority to repurchase up to $2.0 billion in common stock through the end of fiscal 2015. The new stock repurchase program approved by our Board of Directors is similar to our previous $1.6 billion stock repurchase program.

During fiscal 2012, 2011 and 2010, we entered into several structured stock repurchase agreements with large financial institutions, whereupon we provided them with prepayments totaling $405.0 million, $695.0 million and $850.0 million, respectively. Of the $405.0 million of prepayments during fiscal 2012, $100.0 million was under the new $2.0 billion stock repurchase program and the remaining $305.0 million was under our previous $1.6 billion authority. Of the $850.0 million of prepayments during fiscal 2010, $250.0 million was under the stock repurchase program prior to the program amendment and the remaining $600.0 million was under our $1.6 billion authority. We enter into these agreements in order to take advantage of repurchasing shares at a guaranteed discount to the Volume Weighted Average Price ("VWAP") of our common stock over a specified period of time. We only enter into such transactions when the discount that we receive is higher than the foregone return on our cash prepayments to the financial institutions. There were no explicit commissions or fees on these structured repurchases. Under the terms of the agreements, there is no requirement for the financial institutions to return any portion of the prepayment to us.

The financial institutions agree to deliver shares to us at monthly intervals during the contract term. The parameters used to calculate the number of shares deliverable are: the total notional amount of the contract, the number of trading days in the contract, the number of trading days in the interval and the average VWAP of our stock during the interval less the agreed upon discount. During fiscal 2012, we repurchased approximately 11.5 million shares at an average price of $32.29 through structured repurchase agreements entered into during fiscal 2012. During fiscal 2011, we repurchased approximately 21.8 million shares at an average price of $31.81 through structured repurchase agreements entered into during fiscal 2011. During fiscal 2010, we repurchased approximately 31.2 million shares at an average price per share of $29.19 through structured repurchase agreements entered into during fiscal 2009 and fiscal 2010.

For fiscal 2012, 2011 and 2010, the prepayments were classified as treasury stock on our Consolidated Balance Sheets at the payment date, though only shares physically delivered to us by November 30, 2012, December 2, 2011 and December 3, 2010 were excluded from the computation of earnings per share. As of November 30, 2012, $33.0 million of prepayments remained under the agreement. As of December 2, 2011 and December 3, 2010, no prepayments remained under the agreements.

Subsequent to November 30, 2012, as part of our $2.0 billion stock repurchase program, we entered into a structured stock repurchase agreement with a large financial institution whereupon we provided them with a prepayment of $100.0 million. This amount will be classified as treasury stock on our Consolidated Balance Sheets. Upon completion of the $100.0 million stock repurchase agreement, $1.8 billion remains under our current authority. *See Notes 13 and 20 of our Notes to Consolidated Financial Statements for further discussion of our stock repurchase programs.*

See Item 5, Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities for share repurchases during the quarter ended November 30, 2012.

Summary of Stock Repurchases for fiscal 2012, 2011 and 2010
(in thousands, except average amounts)

Board Approval Date	Repurchases Under the Plan	2012		2011		2010	
		Shares	Average	Shares	Average	Shares	Average
December 1997..	From employees[1]			1	$ 33.57	1	$ 35.66
	Structured repurchases[2]	—	$ —	—	$ —	9,358	$ 33.11
June 2010..........	Structured repurchases[2]	9,482	$ 32.17	21,849	$ 31.81	21,807	$ 27.51
April 2012..........	Structured repurchases[2]	2,038	$ 32.87	—	$ —	—	$ —
Total shares........		11,520	$ 32.29	21,850	$ 31.81	31,166	$ 29.19
Total cost		$ 371,995		$ 695,015		$ 909,900	

(1) The repurchases from employees represent shares canceled when surrendered in lieu of cash payments for the option exercise price or withholding taxes due.

(2) Stock repurchase agreements executed with large financial institutions. *See Stock Repurchase Program above.*

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Our principal commitments as of November 30, 2012 consist of obligations under operating leases, capital leases, royalty agreements and various service agreements. *See Note 15 of our Notes to Consolidated Financial Statements for additional information regarding our contractual commitments.*

Contractual Obligations

The following table summarizes our contractual obligations as of November 30, 2012 (in millions):

	Payment Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes	$ 1,869.5	$ 62.3	$ 714.8	$ 85.5	$ 1,006.9
Operating lease obligations	246.1	47.3	73.0	46.7	79.1
Capital lease obligations	13.2	11.4	1.8	—	—
Purchase obligations	342.2	256.4	46.5	27.3	12.0
Total	$ 2,471.0	$ 377.4	$ 836.1	$ 159.5	$ 1,098.0

Senior Notes

In February 2010, we issued $600.0 million of 3.25% senior notes due February 1, 2015 and $900.0 million of 4.75% senior notes due February 1, 2020. Interest on the Notes is payable semi-annually, in arrears on February 1 and August 1, commencing on August 1, 2010. During fiscal 2012 interest payments totaled $62.3 million. At November 30, 2012, our maximum commitment for interest payments under the Notes was $369.4 million.

Capital Lease Obligation

In June 2010, we entered into a sale-leaseback agreement to sell equipment totaling $32.2 million and leaseback the same equipment over a period of 43 months. This transaction was classified as a capital lease obligation and was recorded at fair value.

Covenants

Our credit facility contains a financial covenant requiring us not to exceed a maximum leverage ratio. Our Almaden Tower lease includes certain financial ratios as defined in the lease agreements that are reported to the lessors quarterly. As of November 30, 2012, we were in compliance with all of our covenants. We believe these covenants will not impact our credit or cash in the coming fiscal year or restrict our ability to execute our business plan. Our Notes do not contain any financial covenants.

Under the terms of our credit agreement and lease agreements, we are not prohibited from paying cash dividends unless payment would trigger an event of default or one currently exists. We do not anticipate paying any cash dividends in the foreseeable future.

Accounting for Uncertainty in Income Taxes

The gross liability for unrecognized tax benefits at November 30, 2012 was $160.5 million, exclusive of interest and penalties.

The timing of the resolution of income tax examinations is highly uncertain as are the amounts and timing of tax payments that are part of any audit settlement process. These events could cause large fluctuations in the balance sheet classification of current and non-current assets and liabilities. We believe that within the next 12 months, it is reasonably possible that either certain audits will conclude or statutes of limitations on certain income tax examination periods will expire, or both. Given the uncertainties described above, we can only determine a range of estimated potential decreases in underlying unrecognized tax benefits ranging from $0 to approximately $5 million.

Royalties

We have certain royalty commitments associated with the shipment and licensing of certain products. Royalty expense is generally based on a dollar amount per unit shipped or a percentage of the underlying revenue.

Guarantees

The lease agreements for our corporate headquarters provide for residual value guarantees. The fair value of a residual value guarantee in lease agreements entered into after December 31, 2002, must be recognized as a liability on our Consolidated Balance Sheets. As such, we recognized $5.2 million and $3.0 million in liabilities, related to the extended East and West Towers and Almaden Tower leases, respectively. The balance was amortized to our Consolidated Statements of Income over the life of the original leases. As of November 30, 2012 there was no remaining balance of the unamortized portion of the fair value of the residual value guarantees, for either lease, remaining on our Consolidated Balance Sheets.

Indemnifications

In the normal course of business, we provide indemnifications of varying scope to customers against claims of intellectual property infringement made by third parties arising from the use of our products and from time to time, we are subject to claims by our customers under these indemnification provisions. Historically, costs related to these indemnification provisions have not been significant and we are unable to estimate the maximum potential impact of these indemnification provisions on our future results of operations.

To the extent permitted under Delaware law, we have agreements whereby we indemnify our directors and officers for certain events or occurrences while the director or officer is or was serving at our request in such capacity. The indemnification period covers all pertinent events and occurrences during the director's or officer's lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have director and officer insurance coverage that limits our exposure and enables us to recover a portion of any future amounts paid.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

All market risk sensitive instruments were entered into for non-trading purposes.

Foreign Currency Risk

Foreign Currency Hedging Instruments

In countries outside the U.S., we transact business in U.S. dollars and various other currencies which subject us to exposure from movements in exchange rates. We hedge our net recognized foreign currency assets and liabilities with foreign exchange forward contracts to reduce the risk that our earnings and cash flows will be adversely affected by changes in exchange rates. Additionally, we may use foreign exchange option or forward contracts to hedge our Euro- , Yen-, or British Pound-denominated revenue.

Our revenue exposures for fiscal 2012, 2011 and 2010 were as follows (in millions, except Yen):

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Euro	€ 530.7	€ 557.6	€ 542.9
Yen (in billions)	¥ 34.8	¥ 34.7	¥ 35.6
British Pounds	£ 145.1	£ 144.8	£ 123.9

Our European operating expenses are primarily in Euro and our Japanese operating expenses are primarily in Yen, which naturally mitigates a portion of the exposure related to our Euro- and Yen-denominated product revenue. We hedge a percentage of forecasted international revenue with purchased option contracts and/or forward contracts. Our revenue hedging policy is intended to help mitigate the impact on our forecasted revenue due to foreign currency exchange rate movements. In addition, we hedge our net monetary assets and liabilities using forward contracts. These contracts subject us to risk of accounting gains and losses; however, the gains and losses on these contracts largely offset gains and losses on the assets, liabilities and transactions being hedged. As of November 30, 2012, the total absolute value of outstanding contracts was $937.2 million which included the notional equivalent of $476.5 million in Euro, $220.7 million in Yen and $240.0 million in other foreign currencies. These hedges are foreign currency forward exchange contracts which hedged our balance sheet exposures and purchased put option contracts which hedged our forecasted revenue. As of November 30, 2012, all contracts were set to expire at various times through June 2013. The bank counterparties in these contracts expose us to credit-related losses in the event of their nonperformance. However, to mitigate that risk, we only contract with counterparties who meet our minimum requirements under our counterparty risk assessment process. In addition, our hedging policy establishes maximum limits for each counterparty.

We also have long-term investment exposures consisting of the capitalization and retained earnings in our non-USD functional currency foreign subsidiaries. As of November 30, 2012 and December 2, 2011, this long-term investment exposure totaled a notional equivalent of $419.6 million and $481.4 million, respectively. At this time, we do not hedge these long-term investment exposures.

Economic Hedging—Hedges of Forecasted Transactions

We may use foreign exchange option contracts or forward contracts to hedge certain operational ("cash flow") exposures resulting from changes in foreign currency exchange rates. These foreign exchange contracts, carried at fair value, may have maturities between one and twelve months. Such cash flow exposures result from portions of our forecasted revenue denominated in currencies other than the U.S. dollar, primarily the Euro, Yen, and British Pound. We enter into these foreign exchange contracts to hedge forecasted revenue in the normal course of business and accordingly, they are not speculative in nature.

We record changes in the intrinsic value of these cash flow hedges in accumulated other comprehensive income, until the forecasted transaction occurs. When the forecasted transaction occurs, we reclassify the related gain or loss on the cash flow hedge to revenue. In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, we reclassify the gain or loss on the related cash flow hedge from accumulated other comprehensive income to interest and other income, net on our Consolidated Statements of Income at that time. For the fiscal year ended November 30, 2012, there were no net gains or losses recognized in other income relating to hedges of forecasted transactions that did not occur.

See Note 5 of our Notes to Consolidated Financial Statements for information regarding our hedging activities.

Balance Sheet Hedging—Hedging of Foreign Currency Assets and Liabilities

We hedge our net recognized foreign currency assets and liabilities with foreign exchange forward contracts to reduce the risk that our earnings and cash flows will be adversely affected by changes in foreign currency exchange rates. These derivative instruments hedge assets and liabilities that are denominated in foreign currencies and are carried at fair value with changes in the fair value recorded as interest and other income, net. These derivative instruments do not subject us to material balance sheet risk due to exchange rate movements because gains and losses on these derivatives are intended to offset gains and losses on the assets and liabilities being hedged. At November 30, 2012, the outstanding balance sheet hedging derivatives had maturities of 180 days or less.

A sensitivity analysis was performed on all of our foreign exchange derivatives as of November 30, 2012. This sensitivity analysis was based on a modeling technique that measures the hypothetical market value resulting from a 10% shift in the value of exchange rates relative to the U.S. dollar. For option contracts, the Black-Scholes equation model was used. For forward contracts, duration modeling was used where hypothetical changes are made to the spot rates of the currency. A 10% increase in the value of the U.S. dollar (and a corresponding decrease in the value of the hedged foreign currency asset) would lead to an increase in the fair value of our financial hedging instruments by $64.0 million. Conversely, a 10% decrease in the value of the U.S. dollar would result in a decrease in the fair value of these financial instruments by $35.1 million.

We do not use derivative financial instruments for speculative trading purposes, nor do we hedge our foreign currency exposure in a manner that entirely offsets the effects of changes in foreign exchange rates.

As a general rule, we do not use financial instruments to hedge local currency denominated operating expenses in countries where a natural hedge exists. For example, in many countries, revenue from the local currency product licenses substantially offsets the local currency denominated operating expenses. We assess the need to utilize financial instruments to hedge currency exposures, primarily related to operating expenses, on an ongoing basis.

We regularly review our hedging program and may as part of this review determine to change our hedging program.

See Note 5 of our Notes to Consolidated Financial Statements for information regarding our hedging activities.

Interest Rate Risk

Short-Term Investments and Fixed Income Securities

At November 30, 2012, we had debt securities classified as short-term investments of $2.1 billion. Changes in interest rates could adversely affect the market value of these investments. The following table separates these investments, based on stated maturities, to show the approximate exposure to interest rates (in millions):

Due within one year	$ 656.8
Due within two years	495.1
Due within three years	678.5
Due after three years	282.7
Total	$ 2,113.1

A sensitivity analysis was performed on our investment portfolio as of November 30, 2012. The analysis is based on an estimate of the hypothetical changes in market value of the portfolio that would result from an immediate parallel shift in the yield curve of various magnitudes.

The following tables present the hypothetical fair values of our debt securities classified as short-term investments assuming immediate parallel shifts in the yield curve of 50 basis points ("BPS"), 100 BPS and 150 BPS. The analysis is shown as of November 30, 2012 and December 2, 2011 (dollars in millions):

-150 BPS	-100 BPS	-50 BPS	Fair Value 11/30/12	+50 BPS	+100 BPS	+150 BPS
2,138.4	2,136.6	2,129.3	2,113.1	2,094.6	2,076.5	2,058.5

-150 BPS	-100 BPS	-50 BPS	Fair Value 12/2/2011	+50 BPS	+100 BPS	+150 BPS
1,935.5	1,930.6	1,922.1	1,909.9	1,896.4	1,883.0	1,869.9

Other Market Risk

Privately Held Long-Term Investments

The privately held companies in which we invest can still be considered in the start-up or development stages which are inherently risky. The technologies or products these companies have under development are typically in the early stages and may never materialize, which could result in a loss of a substantial part of our initial investment in these companies. The evaluation of privately held companies is based on information that we request from these companies, which is not subject to the same disclosure regulations as U.S. publicly traded companies, and as such, the basis for these evaluations is subject to the timing and accuracy of the data received from these companies.

Marketable Equity Securities

We have immaterial exposure to equity price risk on our portfolio of marketable equity securities. As of November 30, 2012, our total equity holdings in publicly traded companies were valued at $0.2 million compared to $12.3 million at December 2, 2011. The decrease was primarily due to the disposal of certain of our equity holdings during fiscal 2012.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements and Notes thereto.

ADOBE SYSTEMS INCORPORATED

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value)

	November 30, 2012	December 2, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,425,052	$ 989,500
Short-term investments	2,113,301	1,922,192
Trade receivables, net of allowances for doubtful accounts of $12,643 and $15,080, respectively	617,233	634,373
Deferred income taxes	59,537	91,963
Prepaid expenses and other current assets	116,237	133,423
Total current assets	4,331,360	3,771,451
Property and equipment, net	664,302	527,828
Goodwill	4,133,259	3,849,217
Purchased and other intangibles, net	545,036	545,526
Investment in lease receivable	207,239	207,239
Other assets	93,327	89,922
Total assets	$ 9,974,523	$ 8,991,183
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Trade payables	$ 49,759	$ 86,660
Accrued expenses	590,140	554,941
Capital lease obligations	11,217	9,212
Accrued restructuring	9,287	80,930
Income taxes payable	49,886	42,634
Deferred revenue	561,463	476,402
Total current liabilities	1,271,752	1,250,779
Long-term liabilities:		
Debt and capital lease obligations	1,496,938	1,505,096
Deferred revenue	58,102	55,303
Accrued restructuring	12,263	7,449
Income taxes payable	155,096	156,958
Deferred income taxes	265,106	181,602
Other liabilities	50,084	50,883
Total liabilities	3,309,341	3,208,070
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.0001 par value; 2,000 shares authorized; none issued	—	—
Common stock, $0.0001 par value; 900,000 shares authorized; 600,834 shares issued; 494,132 and 491,540 shares outstanding, respectively	61	61
Additional paid-in-capital	3,038,665	2,753,896
Retained earnings	7,003,003	6,528,735
Accumulated other comprehensive income	30,712	29,950
Treasury stock, at cost (106,702 and 109,294 shares, respectively), net of reissuances	(3,407,259)	(3,529,529)
Total stockholders' equity	6,665,182	5,783,113
Total liabilities and stockholders' equity	$ 9,974,523	$ 8,991,183

See accompanying Notes to Consolidated Financial Statements.

ADOBE SYSTEMS INCORPORATED

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

	Years Ended		
	November 30, 2012	December 2, 2011	December 3, 2010
Revenue:			
Products	$ 3,342,843	$ 3,416,483	$ 3,159,161
Subscription	673,206	458,634	386,805
Services and support	387,628	341,141	254,034
Total revenue	4,403,677	4,216,258	3,800,000
Cost of revenue:			
Products	121,663	125,640	127,453
Subscription	219,102	194,033	195,595
Services and support	143,017	118,200	80,454
Total cost of revenue	483,782	437,873	403,502
Gross profit	3,919,895	3,778,385	3,396,498
Operating expenses:			
Research and development	742,823	738,053	680,332
Sales and marketing	1,516,159	1,385,822	1,244,197
General and administrative	434,982	414,605	383,499
Restructuring and other related charges (credits)	(2,917)	97,773	23,266
Amortization of purchased intangibles	48,657	42,833	72,130
Total operating expenses	2,739,704	2,679,086	2,403,424
Operating income	1,180,191	1,099,299	993,074
Non-operating income (expense):			
Interest and other income (expense), net	(3,414)	(2,974)	13,139
Interest expense	(67,487)	(66,952)	(56,952)
Investment gains (losses), net	9,504	5,857	(6,110)
Total non-operating income (expense), net	(61,397)	(64,069)	(49,923)
Income before income taxes	1,118,794	1,035,230	943,151
Provision for income taxes	286,019	202,383	168,471
Net income	$ 832,775	$ 832,847	$ 774,680
Basic net income per share	$ 1.68	$ 1.67	$ 1.49
Shares used to compute basic net income per share	494,731	497,469	519,045
Diluted net income per share	$ 1.66	$ 1.65	$ 1.47
Shares used to compute diluted net income per share	502,721	503,921	525,824

See accompanying Notes to Consolidated Financial Statements.

ADOBE SYSTEMS INCORPORATED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock		Total
	Shares	Amount				Shares	Amount	
Balances at November 27, 2009	600,834	$ 61	$ 2,390,061	$5,299,914	$ 24,446	(78,177)	$(2,823,914)	$4,890,568
Comprehensive income:								
Net income	—	—	—	774,680	—	—	—	774,680
Other comprehensive income, net of taxes (Note 13)	—	—	—	—	(7,018)	—	—	(7,018)
Total comprehensive income, net of taxes	—	—	—	—	—	—	—	767,662
Re-issuance of treasury stock under stock compensation plans	—	—	(177,099)	(93,680)	—	10,407	410,049	139,270
Tax benefit from employee stock plans	—	—	11,107	—	—	—	—	11,107
Purchase of treasury stock	—	—	—	—	—	(31,167)	(850,020)	(850,020)
Equity awards assumed for acquisition	—	—	3,264	—	—	—	—	3,264
Stock-based compensation	—	—	230,945	—	—	—	—	230,945
Value of shares in deferred compensation plan	—	—	—	—	—	—	(409)	(409)
Balances at December 3, 2010	600,834	$ 61	$ 2,458,278	$5,980,914	$ 17,428	(98,937)	$(3,264,294)	$5,192,387
Comprehensive income:								
Net income	—	—	—	832,847	—	—	—	832,847
Other comprehensive income, net of taxes (Note 13)	—	—	—	—	12,522	—	—	12,522
Total comprehensive income, net of taxes	—	—	—	—	—	—	—	845,369
Re-issuance of treasury stock under stock compensation plans	—	—	—	(285,026)	—	11,492	429,780	144,754
Tax benefit from employee stock plans	—	—	9,568	—	—	—	—	9,568
Purchase of treasury stock	—	—	—	—	—	(21,849)	(695,015)	(695,015)
Stock-based compensation	—	—	286,050	—	—	—	—	286,050
Balances at December 2, 2011	600,834	$ 61	$ 2,753,896	$6,528,735	$ 29,950	(109,294)	$(3,529,529)	$5,783,113
Comprehensive income:								
Net income	—	—	—	832,775	—	—	—	832,775
Other comprehensive income, net of taxes (Note 13)	—	—	—	—	762	—	—	762
Total comprehensive income, net of taxes	—	—	—	—	—	—	—	833,537
Re-issuance of treasury stock under stock compensation plans	—	—	—	(358,507)	—	14,111	527,781	169,274
Tax benefit (detriment) from employee stock plans	—	—	(16,842)	—	—	—	—	(16,842)
Purchase of treasury stock	—	—	—	—	—	(11,519)	(405,000)	(405,000)
Equity awards assumed for acquisition	—	—	4,265	—	—	—	—	4,265
Stock-based compensation	—	—	297,346	—	—	—	—	297,346
Value of shares in deferred compensation plan	—	—	—	—	—	—	(511)	(511)
Balances at November 30, 2012	600,834	$ 61	$ 3,038,665	$7,003,003	$ 30,712	(106,702)	$(3,407,259)	$6,665,182

See accompanying Notes to Consolidated Financial Statements.

ADOBE SYSTEMS INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended		
	November 30, 2012	December 2, 2011	December 3, 2010
Cash flows from operating activities:			
Net income	$ 832,775	$ 832,847	$ 774,680
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and accretion	299,766	270,205	292,738
Stock-based compensation	298,502	286,103	231,086
Deferred income taxes	89,212	51,415	(172,329)
Unrealized (gains) losses on investments	(8,535)	(4,349)	11,517
Retirements and disposals of property and equipment	1,113	14,772	674
Other non-cash items	(13,658)	24,560	13,695
Excess tax benefits from stock-based compensation	(10,003)	(9,949)	(16,430)
Changes in operating assets and liabilities, net of acquired assets and assumed liabilities:			
Trade receivables, net	45,166	(81,065)	(134,276)
Prepaid expenses and other current assets	4,552	(5,100)	(39,963)
Trade payables	(62,874)	32,203	(10,092)
Accrued expenses	(7,770)	(24,708)	127,814
Accrued restructuring	(66,047)	71,932	(26,811)
Income taxes payable	10,041	(16,661)	(48,656)
Deferred revenue	87,340	101,109	109,348
Net cash provided by operating activities	1,499,580	1,543,314	1,112,995
Cash flows from investing activities:			
Purchases of short-term investments	(1,776,485)	(1,861,075)	(2,600,787)
Maturities of short-term investments	439,878	486,050	643,614
Proceeds from sales of short-term investments	1,126,886	1,148,148	1,134,365
Business acquisitions, net of cash acquired	(353,195)	(259,046)	(193,281)
Purchases of property and equipment	(271,076)	(210,294)	(169,642)
Proceeds from sale of property and equipment	—	—	32,151
Purchases of long-term investments, intangibles and other assets	(29,701)	(65,600)	(28,216)
Proceeds from sale of long-term investments	29,031	4,415	22,502
Net cash used for investing activities	(834,662)	(757,402)	(1,159,294)
Cash flows from financing activities:			
Purchases of treasury stock	(405,000)	(695,015)	(850,020)
Net proceeds from issuance of treasury stock	169,274	144,754	139,270
Excess tax benefits from stock-based compensation	10,003	9,949	16,430
Proceeds from debt and capital lease obligations	3,152	—	1,493,439
Repayment of debt and capital lease obligations	(9,855)	(10,046)	(1,003,719)
Debt issuance costs	(2,297)	—	(10,662)
Net cash used for financing activities	(234,723)	(550,358)	(215,262)
Effect of foreign currency exchange rates on cash and cash equivalents	5,357	4,055	11,965
Net increase (decrease) in cash and cash equivalents	435,552	239,609	(249,596)
Cash and cash equivalents at beginning of year	989,500	749,891	999,487
Cash and cash equivalents at end of year	$ 1,425,052	$ 989,500	$ 749,891
Supplemental disclosures:			
Cash paid for income taxes, net of refunds	$ 201,125	$ 158,373	$ 389,114
Cash paid for interest	$ 66,265	$ 63,967	$ 34,632
Non-cash investing activities:			
Issuance of common stock and stock awards assumed in business acquisitions	$ 4,265	$ —	$ 3,264
Property and equipment acquired under capital leases	$ —	$ —	$ 32,151

See accompanying Notes to Consolidated Financial Statements.

NOTE 1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Operations

Founded in 1982, Adobe Systems Incorporated is one of the largest and most diversified software companies in the world. We offer a line of software and services used by creative professionals, marketers, knowledge workers, application developers, enterprises and consumers for creating, managing, delivering, measuring, optimizing and engaging with compelling content and experiences across multiple operating systems, devices and media. We market and license our software directly to enterprise customers through our sales force and to end users through app stores and our own website at www.adobe.com. We also distribute our products through a network of distributors, value-added resellers ("VARs"), systems integrators, independent software vendors ("ISVs"), retailers and original equipment manufacturers ("OEMs"). In addition, we license our technology to hardware manufacturers, software developers and service providers for use in their products and solutions. We offer some of our products via a Software-as-a-Service ("SaaS") model (also known as a hosted or "cloud-based" model) as well as through term subscription and pay-per-use models. Our software runs on personal computers ("PCs") and server-based computers, as well as on smartphones, tablets and other devices, depending on the product. We have operations in the Americas, Europe, Middle East and Africa ("EMEA") and Asia-Pacific ("APAC").

Basis of Presentation

The accompanying Consolidated Financial Statements include those of Adobe and its subsidiaries, after elimination of all intercompany accounts and transactions. We have prepared the accompanying Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations of the United States Securities and Exchange Commission (the "SEC").

Use of Estimates

In preparing Consolidated Financial Statements and related disclosures in conformity with GAAP and pursuant to the rules and regulations of the SEC, we must make estimates and judgments that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Estimates are used for, but not limited to sales allowances and programs, bad debts, stock-based compensation, determining the fair value of acquired assets and assumed liabilities, excess inventory and purchase commitments, restructuring charges, facilities lease losses, impairment of goodwill and intangible assets, litigation, income taxes and investments. Actual results may differ materially from these estimates.

Fiscal Year

Our fiscal year is a 52- or 53-week year that ends on the Friday closest to November 30. Fiscal 2012 and 2011 were 52-week years compared with fiscal 2010 which was a 53-week year.

Reclassification

Certain immaterial prior year amounts have been reclassified to conform to current year presentation in the Consolidated Statements of Cash Flows and Consolidated Statements of Income.

Significant Accounting Policies

Revenue Recognition

Our revenue is derived from the licensing of perpetual and time-based software products, associated software maintenance and support plans, non-software related hosting services, consulting services, training and technical support.

We recognize revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists, we have delivered the product or performed the service, the fee is fixed or determinable and collection is probable. Determining whether and when some of these criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of revenue we report.

Multiple Element Arrangements

We enter into multiple element revenue arrangements in which a customer may purchase a combination of software, upgrades, maintenance and support, hosting services, and consulting.

For our software and software-related multiple element arrangements, we must: (1) determine whether and when each element has been delivered; (2) determine whether undelivered products or services are essential to the functionality of the delivered products and services; (3) determine the fair value of each undelivered element using vendor-specific objective evidence ("VSOE"), and (4) allocate the total price among the various elements. VSOE of fair value is used to allocate a portion of the price to the undelivered elements and the residual method is used to allocate the remaining portion to the delivered elements. Absent VSOE, revenue is deferred until the earlier of the point at which VSOE of fair value exists for any undelivered element or until all elements of the arrangement have been delivered. However, if the only undelivered element is maintenance and support, the entire arrangement fee is recognized ratably over the performance period. Changes in assumptions or judgments or changes to the elements in a software arrangement could cause a material increase or decrease in the amount of revenue that we report in a particular period.

We determine VSOE for each element based on historical stand-alone sales to third parties or from the stated renewal rate for the elements contained in the initial arrangement. In determining VSOE, we require that a substantial majority of the selling prices for a product or service fall within a reasonably narrow pricing range.

We have established VSOE for our software maintenance and support services, custom software development services, consulting services and training.

At the beginning of our first quarter of fiscal 2010, we adopted the accounting standard for multiple element revenue arrangements which was amended by the FASB in October 2009.

For multiple element arrangements containing our non-software services, we must: (1) determine whether and when each element has been delivered; (2) determine fair value of each element using the selling price hierarchy of VSOE of fair value, third party evidence ("TPE") or best estimated selling price ("BESP"), as applicable and (3) allocate the total price among the various elements based on the relative selling price method.

For multiple element arrangements that contain software and non-software elements such as our hosted offerings, we allocate revenue to software or software-related elements as a group and any non-software element separately based on the selling price hierarchy. We determine the selling price for each deliverable using VSOE of fair value of selling price, if it exists, or TPE of selling price. If neither VSOE nor TPE of selling price exist for a deliverable, we use its BESP for that deliverable. Revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for each element. Once revenue is allocated to software or software-related elements as a group, revenue is recognized under the guidance applicable to software transactions.

When we are unable to establish selling prices using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. We are generally unable to establish VSOE or TPE for non-software elements and as such, we use BESP. BESP is generally used for offerings that are not typically sold on a stand-alone basis or for new or highly customized offerings.

We determine BESP for a product or service by considering multiple factors including, but not limited to, major product groupings, geographies, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. Significant pricing practices taken into consideration include historic contractually stated prices, volume discounts where applicable and our price lists.

Product Revenue

We recognize our product revenue upon shipment, provided all other revenue recognition criteria have been met. Our desktop application product revenue from distributors is subject to agreements allowing limited rights of return, rebates and price protection. Our direct sales and OEM sales are also subject to limited rights of return. Accordingly, we reduce revenue recognized for estimated future returns, price protection and rebates at the time the related revenue is recorded. The estimates for returns are adjusted periodically based upon historical rates of returns, inventory levels in the distribution channel and other related factors.

We record the estimated costs of providing free technical phone support to customers for our software products.

We recognize OEM licensing revenue, primarily royalties, when OEMs ship products incorporating our software, provided collection of such revenue is deemed probable. For certain OEM customers, we must estimate royalty revenue due to the timing of securing customer information. This estimate is based on a combination of our generated forecasts and actual historical reporting by our OEM customers. To substantiate our ability to estimate revenue, we review license royalty revenue reports ultimately received from our significant OEM customers in comparison to the amounts estimated in the prior period.

Our product-related deferred revenue includes maintenance upgrade revenue and customer advances under OEM license agreements. Our maintenance upgrade revenue for our desktop application products is included in our product revenue line item as the maintenance primarily entitles customers to receive product upgrades. In cases where we provide a specified free upgrade to an existing product, we defer the fair value for the specified upgrade right until the future obligation is fulfilled or when the right to the specified free upgrade expires.

Subscription and Services and Support Revenue

We recognize revenue for hosting services that are based on a committed number of transactions, ratably beginning on the date the customer commences use of our services and continuing through the end of the customer term. Over-usage fees, and fees billed based on the actual number of transactions from which we capture data, are billed in accordance with contract terms as these fees are incurred. We record amounts that have been invoiced in accounts receivable and in deferred revenue or revenue, depending on whether all revenue recognition criteria have been met.

Our services and support revenue is composed of consulting, training and maintenance and support, primarily related to the licensing of our Enterprise and Mobile and Device Solutions products. Our support revenue also includes technical support and developer support to partners and developer organizations related to our desktop products.

Our consulting revenue is recognized using a time and materials basis and is measured monthly based on input measures, such as hours incurred to date, with consideration given to output measures, such as contract milestones when applicable. Our maintenance and support offerings, which entitle customers to receive product upgrades and enhancements on a when and if available basis or technical support, depending on the offering, are recognized ratably over the performance period of the arrangement.

Rights of Return, Rebates and Price Protection

As discussed above, we offer limited rights of return, rebates and price protection of our products under various policies and programs with our distributors, resellers and/or end-user customers. We estimate and record reserves for these programs as an offset to revenue and accounts receivable. Below is a summary of each of the general provisions in our contracts:

- Distributors are allowed limited rights of return of products purchased during the previous quarter. In addition, distributors are allowed to return products that have reached the end of their lives and products that are being replaced by new versions.
- We offer rebates to our distributors, resellers and/or end user customers. The amount of revenue that is reduced for distributor and reseller rebates is based on actual performance against objectives set forth by us for a particular reporting period (volume, timely reporting, etc.). If mail-in or other promotional rebates are offered, the amount of revenue reduced is based on the dollar amount of the rebate, taking into consideration an estimated redemption rate calculated using historical trends.
- From time to time, we may offer price protection to our distributors that allow for the right to a credit if we permanently reduce the price of a software product. The amount of revenue that is reduced for price protection is calculated as the difference between the old and new price of a software product on inventory held by the distributor prior to the effective date of the decrease.

Although our subscription contracts are generally non-cancelable, a limited number of customers have the right to cancel their contracts by providing prior written notice to us of their intent to cancel the remainder of the contract term. In the event a customer cancels its contract, they are not entitled to a refund for prior services we have provided to them.

On a quarterly basis, the amount of revenue that is reserved for future returns is calculated based on our historical trends and data specific to each reporting period. We review the actual returns evidenced in prior quarters as a percent of revenue to determine a historical returns rate. We then apply the historical rate to the current period revenue as a basis for estimating future returns. When necessary, we also provide a specific returns reserve for product in the distribution channel in excess of estimated requirements. This estimate can be affected by the amount of a particular product in the channel, the rate of sell-through, product plans and other factors.

Revenue Reserve

Revenue reserve rollforward (in thousands):

	2012	2011	2010
Beginning balance	$ 60,887	$ 49,426	$ 34,401
Amount charged to revenue	170,839	162,491	171,607
Actual returns	(174,668)	(151,030)	(156,582)
Ending balance	$ 57,058	$ 60,887	$ 49,426

Deferred Revenue

Deferred revenue consists substantially of payments received in advance of revenue recognition for our products and services described above. We recognize deferred revenue as revenue only when the revenue recognition criteria are met.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts which reflects our best estimate of potentially uncollectible trade receivables. The allowance is based on both specific and general reserves. We regularly review our trade receivables allowances by considering such factors as historical experience, credit-worthiness, the age of the trade receivable balances and current economic conditions that may affect a customer's ability to pay and we specifically reserve for those deemed uncollectible.

(in thousands)	2012	2011	2010
Beginning balance	$ 15,080	$ 15,233	$ 15,225
Increase due to acquisition	325	269	662
Charged to operating expenses	3,356	6,271	3,673
Deductions[1]	(6,118)	(6,693)	(4,327)
Ending balance	$ 12,643	$ 15,080	$ 15,233

(1) Deductions related to the allowance for doubtful accounts represent amounts written off against the allowance, less recoveries.

Property and Equipment

We record property and equipment at cost less accumulated depreciation and amortization. Property and equipment are depreciated using the straight-line method over their estimated useful lives ranging from 1 to 5 years for computers and equipment as well as server hardware under capital leases, 1 to 6 years for furniture and fixtures and up to 35 years for buildings. Leasehold improvements are amortized using the straight-line method over the lesser of the remaining respective lease term or estimated useful lives ranging from 1 to 15 years.

Goodwill, Purchased Intangibles and Other Long-Lived Assets

We review our goodwill for impairment annually, or more frequently, if facts and circumstances warrant a review. We completed our annual impairment test in the second quarter of fiscal 2012 and determined that there was no impairment.

Goodwill is assigned to one or more reporting segments on the date of acquisition. We evaluate goodwill for impairment by comparing the fair value of each of our reporting segments to its carrying value, including the associated goodwill. To determine the fair values, we use the market approach based on comparable publicly traded companies in similar lines of businesses and the income approach based on estimated discounted future cash flows. Our cash flow assumptions consider historical and forecasted revenue, operating costs and other relevant factors.

We amortize intangible assets with finite lives over their estimated useful lives and review them for impairment whenever an impairment indicator exists. We continually monitor events and changes in circumstances that could indicate carrying amounts of our long-lived assets, including our intangible assets may not be recoverable. When such events or changes in circumstances occur, we assess recoverability by determining whether the carrying value of such assets will be recovered through the undiscounted expected future cash flows. If the future undiscounted cash flows are less than the carrying amount of these assets, we recognize an impairment loss based on any excess of the carrying amount over the fair value of the assets. We did not recognize any intangible asset impairment charges in fiscal 2012, 2011 or 2010.

Our intangible assets are amortized over their estimated useful lives of 1 to 13 years. Amortization is based on the pattern in which the economic benefits of the intangible asset will be consumed. The weighted average useful lives of our intangible assets was as follows:

	Weighted Average Useful Life (years)
Purchased technology	5
Customer contracts and relationships	10
Trademarks	7
Acquired rights to use technology	9
Localization	1
Other intangibles	3

Software Development Costs

Capitalization of software development costs for software to be sold, leased, or otherwise marketed begins upon the establishment of technological feasibility, which is generally the completion of a working prototype that has been certified as having no critical bugs and is a release candidate. Amortization begins once the software is ready for its intended use, generally based on the pattern in which the economic benefits will be consumed. To date, software development costs incurred between completion of a working prototype and general availability of the related product have not been material.

Internal Use Software

We capitalize costs associated with customized internal-use software systems that have reached the application development stage. Such capitalized costs include external direct costs utilized in developing or obtaining the applications and payroll and payroll-related expenses for employees, who are directly associated with the development of the applications. Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and is ready for its intended purpose.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. We record a valuation allowance to reduce deferred tax assets to an amount for which realization is more likely than not.

Taxes Collected from Customers

We net taxes collected from customers against those remitted to government authorities in our financial statements. Accordingly, taxes collected from customers are not reported as revenue.

Treasury Stock

We account for treasury stock under the cost method. When treasury stock is re-issued at a price higher than its cost, the difference is recorded as a component of additional paid-in-capital in our Consolidated Balance Sheets. When treasury stock is re-issued at a price lower than its cost, the difference is recorded as a component of additional paid-in-capital to the extent that there are previously recorded gains to offset the losses. If there are no treasury stock gains in additional paid-in-capital, the losses upon re-issuance of treasury stock are recorded as a component of retained earnings in our Consolidated Balance Sheets.

Advertising Expenses

Advertising costs are expensed as incurred. Advertising expenses for fiscal 2012, 2011 and 2010 were $99.4 million, $75.1 million and $65.9 million, respectively.

Foreign Currency Translation

We translate assets and liabilities of foreign subsidiaries, whose functional currency is their local currency, at exchange rates in effect at the balance sheet date. We translate revenue and expenses at the monthly average exchange rates. We include accumulated net translation adjustments in stockholders' equity as a component of accumulated other comprehensive income.

Foreign Currency and Other Hedging Instruments

In countries outside the United States ("U.S."), we transact business in U.S. dollars and in various other currencies. In Europe and Japan, transactions that are denominated in Euro, Yen and British Pounds are subject to exposure from movements in exchange rates. We hedge our net recognized foreign currency assets and liabilities with foreign exchange forward contracts to reduce the risk that our earnings and cash flows will be adversely affected by changes in exchange rates. We use foreign exchange option and forward contracts for Euro-,Yen- and British Pound-denominated revenue.

We account for our derivative instruments as either assets or liabilities on the balance sheet and measure them at fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. Derivatives that do not qualify for hedge accounting are adjusted to fair value through earnings. *See Note 5 for information regarding our hedging activities.*

Gains and losses from foreign exchange forward contracts which hedge certain balance sheet positions, primarily non-functional currency denominated assets and liabilities (e.g., trade receivables and accounts payable) are recorded each period as a component of interest and other income, net in our Consolidated Statements of Income. Foreign exchange forward and option contracts hedging forecasted non-functional currency product licensing revenue, are designated as cash flow hedges under accounting for derivative instruments and hedging activities, with gains and losses recorded net of tax, as a component of other comprehensive income ("OCI") in stockholders' equity and reclassified into revenue at the time the forecasted transactions occur.

Concentration of Risk

Financial instruments that potentially subject us to concentrations of credit risk are short-term fixed-income investments, structured repurchase transactions, derivatives hedging foreign currency risk, and trade receivables.

Our investment portfolio consists of investment-grade securities diversified among security types, industries and issuers. Our cash and investments are held and managed by recognized financial institutions that follow our investment policy. Our policy limits the amount of credit exposure to any one security issue or issuer and we believe no significant concentration of credit risk exists with respect to these investments.

We mitigate concentration of risk related to foreign currency hedges through a policy that establishes counterparty limits. The bank counterparties in these contracts expose us to credit-related losses in the event of their nonperformance. However, to mitigate that risk, we only contract with counterparties who meet our minimum requirements under our counterparty risk assessment process. In addition, our hedging policy establishes maximum limits for each counterparty. We monitor ratings, credit spreads and potential downgrades on at least a quarterly basis. Based on our on-going assessment of counterparty risk, we will adjust our exposure to various counterparties.

The aggregate fair value of derivative instruments in net asset positions as of November 30, 2012 and December 2, 2011 was $13.5 million and $25.4 million, respectively. These amounts represent the maximum exposure to loss at the reporting date as a result of all of the counterparties failing to perform as contracted. These exposures could be reduced by up to $1.0 million and $3.9 million, respectively from liabilities included in master netting arrangements with those same counterparties.

Credit risk in receivables is limited to OEMs, dealers and distributors of hardware and software products to the retail market, customers to whom we license software directly and our SaaS offerings. We are also experiencing elevated delinquency and bad debt write-offs related to our receivables assumed in business combinations. A credit review is completed for our new distributors, dealers and OEMs. We also perform ongoing credit evaluations of our customers' financial condition and require letters of credit or other guarantees, whenever deemed necessary. The credit limit given to the customer is based on our risk assessment of their ability to pay, country risk and other factors and is not contingent on the resale of the product or on the collection of payments from their customers. We also purchase credit insurance to mitigate credit risk in some foreign markets where we believe it is warranted. If we license our software or provide SaaS services to a customer where we have a reason to believe the customer's ability to pay is not probable, due to country risk or credit risk, we will not recognize the revenue. We will revert to recognizing the revenue on a cash basis, assuming all other criteria for revenue recognition has been met.

See Note 18 for information regarding our significant customers.

We derive a significant portion of our OEM PostScript and Other licensing revenue from a small number of OEMs. Our OEMs on occasion seek to renegotiate their royalty arrangements. We evaluate these requests on a case-by-case basis. If an agreement is not reached, a customer may decide to pursue other options, which could result in lower licensing revenue for us.

Recent Accounting Pronouncements

There have been no new accounting pronouncements made effective during the year ended November 30, 2012, that are of significance, or potential significance, to us.

NOTE 2. ACQUISITIONS

Fiscal 2012 Acquisition

Efficient Frontier

On January 13, 2012, we completed our acquisition of privately held Efficient Frontier, a multi-channel digital ad buying and optimization company. During the first quarter of fiscal 2012, we began integrating Efficient Frontier into our Digital Marketing segment. The Efficient Frontier business adds cross-channel digital ad campaign forecasting, execution and optimization capabilities to our Adobe Marketing Cloud, along with a social marketing engagement platform and social ad buying capabilities. We have included the financial results of Efficient Frontier in our consolidated financial statements beginning on the acquisition date.

Under the acquisition method of accounting, the total purchase price was allocated to Efficient Frontier's net tangible and intangible assets based upon their estimated fair values as of January 13, 2012. During fiscal 2012, we made adjustments to the preliminary purchase price allocation. The total adjusted and final purchase price for Efficient Frontier was approximately $374.7 million of which approximately $291.4 million was allocated to goodwill, $122.7 million to identifiable intangible assets and $39.4 million to net liabilities assumed. The impact of this acquisition was not material to our consolidated financial statements.

Fiscal 2011 Acquisitions

During fiscal 2011, we completed six business combinations with aggregate purchase prices totaling approximately $281.0 million of which approximately $213.3 million was allocated to goodwill, $87.5 million to identifiable intangible assets and $19.8 million to net liabilities assumed. We also completed two asset acquisitions with aggregate purchase prices totaling $47.3 million. We have included the financial results of the business combinations in our consolidated results of operations beginning on the respective acquisition dates however the impact of these acquisitions was not material to our consolidated balance sheets and results of operations.

Fiscal 2010 Acquisition

Day Software Holding AG

On October 28, 2010, we completed our acquisition of Day Software Holding AG ("Day"), a provider of web content management solutions that many leading global enterprises rely on for Web 2.0 content application and content infrastructure. Day was based in Basel, Switzerland and Boston, Massachusetts. Following the closing, we integrated Day as a product line within our Digital Marketing segment for financial reporting purposes. We have included the financial results of Day in our Consolidated Financial Statements beginning on the acquisition date.

Under the acquisition method of accounting, the total preliminary purchase price was allocated to Day's net tangible and intangible assets based upon their estimated fair values as of October 28, 2010. During the first half of fiscal 2011, we finalized our purchase accounting after adjustments were made to the preliminary purchase price allocation. The total final purchase price for Day was approximately $248.3 million of which approximately $157.0 million was allocated to goodwill, $79.2 million to substantially all of the identifiable intangible assets and $9.0 million to net tangible assets. The impact of this acquisition was not material to our consolidated balance sheets or results of operations.

NOTE 3. CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents consist of instruments with remaining maturities of three months or less at the date of purchase. We classify all of our cash equivalents and short-term investments as "available-for-sale." In general, these investments are free of trading restrictions. We carry these investments at fair value, based on quoted market prices or other readily available market information. Unrealized gains and losses, net of taxes, are included in accumulated other comprehensive income, which is reflected as a separate component of stockholders' equity in our Consolidated Balance Sheets. Gains and losses are recognized when realized in our Consolidated Statements of Income. When we have determined that an other-than-temporary decline in fair value has occurred, the amount of the decline that is related to a credit loss is recognized in income. Gains and losses are determined using the specific identification method.

Cash, cash equivalents and short-term investments consisted of the following as of November 30, 2012 (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Current assets:				
Cash	$ 200,771	$ —	$ —	$ 200,771
Cash equivalents:				
Corporate bonds and commercial paper	3,998	—	—	3,998
Money market mutual funds and repurchase agreements	1,171,270	—	—	1,171,270
Municipal securities	3,895	—	—	3,895
Time deposits	45,118	—	—	45,118
Total cash equivalents	1,224,281	—	—	1,224,281
Total cash and cash equivalents	1,425,052	—	—	1,425,052
Short-term fixed income securities:				
Corporate bonds and commercial paper	1,059,158	11,415	(133)	1,070,440
Foreign government securities	6,919	45	(12)	6,952
Municipal securities	180,488	97	(60)	180,525
Time deposits	20,113	—	—	20,113
U.S. agency securities	501,863	2,346	(18)	504,191
U.S. Treasury securities	330,072	801	(37)	330,836
Subtotal	2,098,613	14,704	(260)	2,113,057
Marketable equity securities	237	7	—	244
Total short-term investments	2,098,850	14,711	(260)	2,113,301
Total cash, cash equivalents and short-term investments	$ 3,523,902	$ 14,711	$ (260)	$ 3,538,353

Cash, cash equivalents and short-term investments consisted of the following as of December 2, 2011 (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Current assets:				
Cash	$ 261,206	$ —	$ —	$ 261,206
Cash equivalents:				
Commercial paper	15,948	—	—	15,948
Money market mutual funds and repurchase agreements	687,152	—	—	687,152
Time deposits	15,694	—	—	15,694
U.S. agency securities	2,500	—	—	2,500
U.S. Treasury securities	7,000	—	—	7,000
Total cash equivalents	728,294	—	—	728,294
Total cash and cash equivalents	989,500	—	—	989,500
Short-term fixed income securities:				
Corporate bonds and commercial paper	1,109,674	6,533	(4,670)	1,111,537
Foreign government securities	7,280	43	—	7,323
Municipal securities	106,255	104	(4)	106,355
U.S. agency securities	374,514	1,496	(117)	375,893
U.S. Treasury securities	307,181	1,640	(4)	308,817
Subtotal	1,904,904	9,816	(4,795)	1,909,925
Marketable equity securities	10,581	1,686	—	12,267
Total short-term investments	1,915,485	11,502	(4,795)	1,922,192
Total cash, cash equivalents and short-term investments	$ 2,904,985	$ 11,502	$ (4,795)	$ 2,911,692

See Note 4 for further information regarding the fair value of our financial instruments.

The following table summarizes the fair value and gross unrealized losses related to available-for-sale securities, aggregated by investment category, that have been in a continuous unrealized loss position for less than twelve months, as of November 30, 2012 and December 2, 2011 (in thousands):

	2012		2011	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate bonds and commercial paper	$ 95,489	$ (132)	$ 408,178	$ (4,438)
Foreign government securities	2,105	(12)	—	—
Municipal securities	40,524	(60)	17,125	(3)
U.S. Treasury and agency securities	48,203	(55)	133,857	(121)
Total	$ 186,321	$ (259)	$ 559,160	$ (4,562)

There were 65 securities and 213 securities in an unrealized loss position for less than twelve months at November 30, 2012 and at December 2, 2011, respectively.

The following table summarizes the fair value and gross unrealized losses related to available-for-sale securities, aggregated by investment category, that have been in a continuous unrealized loss position for more than twelve months, as of November 30, 2012 and December 2, 2011 (in thousands):

	2012		2011	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate bonds and commercial paper	$ 2,999	$ (1)	$ 22,918	$ (232)
Municipal securities	—	—	2,668	(1)
Total	$ 2,999	$ (1)	$ 25,586	$ (233)

There was 1 security and 13 securities in an unrealized loss position for more than twelve months at November 30, 2012 and at December 2, 2011, respectively.

The following table summarizes the cost and estimated fair value of short-term fixed income securities classified as short-term investments based on stated effective maturities as of November 30, 2012 (in thousands):

	Amortized Cost	Estimated Fair Value
Due within one year	$ 655,597	$ 656,818
Due between one and two years	490,297	495,066
Due between two and three years	673,418	678,481
Due after three years	279,301	282,692
Total	$ 2,098,613	$ 2,113,057

We review our debt and marketable equity securities classified as short-term investments on a regular basis to evaluate whether or not any security has experienced an other-than-temporary decline in fair value. We consider factors such as the length of time and extent to which the market value has been less than the cost, the financial condition and near-term prospects of the issuer and our intent to sell, or whether it is more likely than not we will be required to sell the investment before recovery of the investment's amortized cost basis. If we believe that an other-than-temporary decline exists in one of these securities, we write down these investments to fair value. For debt securities, the portion of the write-down related to credit loss would be recorded to interest and other income, net in our Consolidated Statements of Income. Any portion not related to credit loss would be recorded to accumulated other comprehensive income, which is reflected as a separate component of stockholders' equity in our Consolidated Balance Sheets. For equity securities, the write-down would be recorded to investment gains (losses), net in our Consolidated Statements of Income. During both fiscal 2012 and fiscal 2011, we recorded immaterial other-than-temporary impairment losses associated with our marketable equity securities and did not consider any of our debt securities to be other-than-temporarily impaired. During fiscal 2010, we did not consider any of our investments to be other-than-temporarily impaired.

NOTE 4. FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured and Recorded at Fair Value on a Recurring Basis

We measure certain financial assets and liabilities at fair value on a recurring basis. There have been no transfers between fair value measurement levels during the year ended November 30, 2012.

The fair value of our financial assets and liabilities at November 30, 2012 was determined using the following inputs (in thousands):

	Total	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Cash equivalents:				
Corporate bonds and commercial paper	$ 3,998	$ —	$ 3,998	$ —
Money market mutual funds and repurchase agreements	1,171,270	1,171,270	—	—
Municipal securities	3,895	—	3,895	—
Time deposits	45,118	45,118	—	—
Short-term investments:				
Corporate bonds and commercial paper	1,070,440	—	1,070,440	—
Foreign government securities	6,952	—	6,952	—
Marketable equity securities	244	244	—	—
Municipal securities	180,525	—	180,525	—
Time deposits	20,113	—	20,113	—
U.S. agency securities	504,191	—	504,191	—
U.S. Treasury securities	330,836	—	330,836	—
Prepaid expenses and other current assets:				
Foreign currency derivatives	13,513	—	13,513	—
Other assets:				
Deferred compensation plan assets	15,094	436	14,658	—
Total assets	$ 3,366,189	$ 1,217,068	$ 2,149,121	$ —
Liabilities:				
Accrued expenses:				
Foreign currency derivatives	$ 998	$ —	$ 998	$ —
Total liabilities	$ 998	$ —	$ 998	$ —

The fair value of our financial assets and liabilities at December 2, 2011 was determined using the following inputs (in thousands):

		Fair Value Measurements at Reporting Date Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Cash equivalents:				
Commercial paper	$ 15,948	$ —	$ 15,948	$ —
Money market mutual funds and repurchase agreements	687,152	687,152	—	—
Time deposits	15,694	15,694	—	—
U.S. agency securities	2,500	—	2,500	—
U.S. Treasury securities	7,000	—	7,000	—
Short-term investments:				
Corporate bonds and commercial paper	1,111,537	—	1,111,537	—
Foreign government securities	7,323	—	7,323	—
Marketable equity securities	12,267	12,267	—	—
Municipal securities	106,355	—	106,355	—
U.S. agency securities	375,893	—	375,893	—
U.S. Treasury securities	308,817	—	308,817	—
Prepaid expenses and other current assets:				
Foreign currency derivatives	25,362	—	25,362	—
Other assets:				
Deferred compensation plan assets	12,803	523	12,280	—
Total assets	$ 2,688,651	$ 715,636	$ 1,973,015	$ —
Liabilities:				
Accrued expenses:				
Foreign currency derivatives	$ 3,881	$ —	$ 3,881	$ —
Total liabilities	$ 3,881	$ —	$ 3,881	$ —

See Note 3 for further information regarding the fair value of our financial instruments.

Our fixed income available-for-sale securities consist of high quality, investment grade securities from diverse issuers with a minimum credit rating of BBB and a weighted average credit rating of AA-. We value these securities based on pricing from pricing vendors, who may use quoted prices in active markets for identical assets (Level 1 inputs) or inputs other than quoted prices that are observable either directly or indirectly (Level 2 inputs) in determining fair value. However, we classify all of our fixed income available-for-sale securities as having Level 2 inputs. The valuation techniques used to measure the fair value of our financial instruments having Level 2 inputs were derived from non-binding market consensus prices that are corroborated by observable market data, quoted market prices for similar instruments, or pricing models, such as discounted cash flow techniques. Our procedures include controls to ensure that appropriate fair values are recorded such as comparing prices obtained from multiple independent sources.

Our deferred compensation plan assets consist of prime money market funds and mutual funds.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

We also have direct investments in privately held companies accounted for under the cost method, which are periodically assessed for other-than-temporary impairment. If we determine that an other-than-temporary impairment has occurred, we write down the investment to its fair value. We estimate fair value of our cost method investments considering available information such as pricing in recent rounds of financing, current cash positions, earnings and cash flow forecasts, recent operational performance and any other readily available market data. During fiscal 2012 and 2011, we determined there were no material other-than-temporary impairments on our cost method investments.

As of November 30, 2012, the carrying value of our lease receivables approximated fair value, based on Level 2 valuation inputs which include Treasury rates, LIBOR rates and applicable credit spreads. *See Note 15 for further details regarding our investment in lease receivables.* The fair value of our long-term debt was approximately $1.6 billion as of November 30, 2012, based on Level 2 quoted prices in inactive markets. *See Note 16 for further details regarding our debt.*

NOTE 5. DERIVATIVES AND HEDGING ACTIVITIES

Hedge Accounting

We recognize derivative instruments and hedging activities as either assets or liabilities in our Consolidated Balance Sheets and measure them at fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting.

Economic Hedging—Hedges of Forecasted Transactions

In countries outside the U.S., we transact business in U.S. dollars and in various other currencies. Therefore, we are subject to exposure from movements in foreign currency rates. We may use foreign exchange option contracts or forward contracts to hedge certain operational cash flow exposures resulting from changes in foreign currency exchange rates. These foreign exchange contracts, carried at fair value, may have maturities between one and twelve months. The maximum original duration of any contract is twelve months. We enter into these foreign exchange contracts to hedge a portion of our forecasted foreign currency denominated revenue in the normal course of business and accordingly, they are not speculative in nature.

We recognize derivative instruments from hedging activities as either assets or liabilities on the balance sheet and measure them at fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. To receive hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedge, and the hedges must be highly effective in offsetting changes to future cash flows on hedged transactions. We record changes in the intrinsic value of these cash flow hedges in accumulated other comprehensive income in our Consolidated Balance Sheets, until the forecasted transaction occurs. When the forecasted transaction occurs, we reclassify the related gain or loss on the cash flow hedge to revenue. In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, we reclassify the gain or loss on the related cash flow hedge from accumulated other comprehensive income to interest and other income, net in our Consolidated Statements of Income at that time. For fiscal 2012, 2011 and 2010 there were no such gains or losses recognized in interest and other income, net relating to hedges of forecasted transactions that did not occur.

We evaluate hedge effectiveness at the inception of the hedge prospectively as well as retrospectively and record any ineffective portion of the hedging instruments in interest and other income, net on our Consolidated Statements of Income. The net gain (loss) recognized in interest and other income, net for cash flow hedges due to hedge ineffectiveness was insignificant for fiscal 2012, 2011 and 2010. The time value of purchased derivative instruments is recorded in interest and other income, net in our Consolidated Statements of Income.

Balance Sheet Hedging—Hedging of Foreign Currency Assets and Liabilities

We also hedge our net recognized foreign currency assets and liabilities with foreign exchange forward contracts to reduce the risk that our earnings and cash flows will be adversely affected by changes in exchange rates. These derivative instruments hedge assets and liabilities that are denominated in foreign currencies and are carried at fair value with changes in the fair value recorded to interest and other income (expense), net in our Consolidated Statements of Income. These derivative instruments do not subject us to material balance sheet risk due to exchange rate movements because gains and losses on these derivatives are intended to offset gains and losses on the assets and liabilities being hedged. As of November 30, 2012, total notional amounts of outstanding contracts were $422.9 million which included the notional equivalent of $209.8 million in Euro, $44.2 million in Yen and $168.9 million in other foreign currencies. As of December 2, 2011, total notional amounts of outstanding contracts were $560.1 million which included the notional equivalent of $307.8 million in Euro, $49.3 million in Yen and $203.0 million in other foreign currencies. At November 30, 2012 and December 2, 2011, the outstanding balance sheet hedging derivatives had maturities of 180 days or less.

The fair value of derivative instruments on our Consolidated Balance Sheets as of November 30, 2012 and December 2, 2011 was as follows (in thousands):

	2012		2011	
	Fair Value Asset Derivatives[1]	Fair Value Liability Derivatives[2]	Fair Value Asset Derivatives[1]	Fair Value Liability Derivatives[2]
Derivatives designated as hedging instruments:				
Foreign exchange option contracts[3]	$ 10,897	$ —	$ 19,296	$ —
Derivatives not designated as hedging instruments:				
Foreign exchange forward contracts	2,616	998	6,066	3,881
Total derivatives	$ 13,513	$ 998	$ 25,362	$ 3,881

(1) Included in prepaid expenses and other current assets on our Consolidated Balance Sheets.
(2) Included in accrued expenses on our Consolidated Balance Sheets.
(3) Hedging effectiveness expected to be recognized to income within the next twelve months.

The effect of derivative instruments designated as cash flow hedges and of derivative instruments not designated as hedges in our Consolidated Statements of Income for fiscal 2012, 2011 and 2010 were as follows (in thousands):

	2012		2011		2010	
	Foreign Exchange Option Contracts	Foreign Exchange Forward Contracts	Foreign Exchange Option Contracts	Foreign Exchange Forward Contracts	Foreign Exchange Option Contracts	Foreign Exchange Forward Contracts
Derivatives in cash flow hedging relationships:						
Net gain (loss) recognized in OCI, net of tax[1]	$ 23,922	$ —	$ 16,952	$ —	$ 20,325	$ —
Net gain (loss) reclassified from accumulated OCI into income, net of tax[2]	$ 30,672	$ —	$ 3,749	$ —	$ 20,169	$ —
Net gain (loss) recognized in income[3]	$ (29,554)	$ —	$ (28,796)	$ —	$ (23,285)	$ —
Derivatives not designated as hedging relationships:						
Net gain (loss) recognized in income[4]	$ —	$ 8,742	$ —	$ (3,973)	$ —	$ 34,168

(1) Net change in the fair value of the effective portion classified in other comprehensive income ("OCI").
(2) Effective portion classified as revenue.
(3) Ineffective portion and amount excluded from effectiveness testing classified in interest and other income (expense), net.
(4) Classified in interest and other income (expense), net.

Net gains (losses) recognized in interest and other income (expense), net relating to balance sheet hedging for fiscal 2012, 2011 and 2010 were as follows (in thousands):

	2012	2011	2010
Gain (loss) on foreign currency assets and liabilities:			
Net realized gain (loss) recognized in other income	$ (5,899)	$ 6,604	$ (11,470)
Net unrealized loss recognized in other income	(4,720)	(4,062)	(12,345)
	(10,619)	2,542	(23,815)
Gain (loss) on hedges of foreign currency assets and liabilities:			
Net realized gain recognized in other income	9,312	4,633	21,921
Net unrealized gain (loss) recognized in other income	(570)	(8,606)	12,247
	8,742	(3,973)	34,168
Net gain (loss) recognized in interest and other income (expense), net	$ (1,877)	$ (1,431)	$ 10,353

NOTE 6. PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following as of November 30, 2012 and December 2, 2011 (in thousands):

	2012	2011
Computers and equipment	$ 702,270	$ 581,670
Furniture and fixtures	84,697	75,384
Server hardware under capital lease	35,303	32,151
Capital projects in-progress	63,980	44,219
Leasehold improvements	222,262	206,529
Land	114,941	113,960
Buildings	175,222	99,845
Total	1,398,675	1,153,758
Less accumulated depreciation and amortization	(734,373)	(625,930)
Property and equipment, net	$ 664,302	$ 527,828

Depreciation and amortization expense of property and equipment for fiscal 2012, 2011 and 2010 was $134.4 million, $117.5 million and $107.5 million, respectively.

NOTE 7. GOODWILL AND PURCHASED AND OTHER INTANGIBLES

During fiscal years 2012, 2011 and 2010, we modified our segments due to changes in how we operate our business. *See Note 18 for further information regarding our segment changes.* Prior year information in the tables below has been reclassified to reflect these changes.

Goodwill by reportable segment and activity for the years ended November 30, 2012 and December 2, 2011 was as follows (in thousands):

	2010	Acquisitions	Other[1]	2011	Acquisitions	Other[2]	2012
Digital Media	$1,799,514	$ 173,811	$ (833)	$1,972,492	$ —	$ (616)	$1,971,876
Digital Marketing	1,583,738	38,728	(4,292)	1,618,174	291,422	(6,675)	1,902,921
Print and Publishing	258,592	—	(41)	258,551	—	(89)	258,462
Goodwill	$3,641,844	$ 212,539	$ (5,166)	$3,849,217	$ 291,422	$ (7,380)	$4,133,259

(1) The change includes adjustments to our Day purchase price allocation through the second quarter of fiscal 2011 and foreign currency translation adjustments. We also recorded adjustments for tax deductions from acquired stock options associated with our Omniture and Macromedia acquisitions.

(2) Amounts primarily consist of foreign currency translation adjustments and adjustments for tax deductions from acquired stock options associated with our Omniture and Macromedia acquisitions.

Purchased and other intangible assets, net by reportable segment as of November 30, 2012 and December 2, 2011 were as follows (in thousands):

	2012	2011
Digital Media	$ 148,215	$ 181,888
Digital Marketing	396,786	363,560
Print and Publishing	35	78
Purchased and other intangible assets, net	$ 545,036	$ 545,526

Purchased and other intangible assets subject to amortization as of November 30, 2012 and December 2, 2011 were as follows (in thousands):

	2012			2011		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Purchased technology	$ 366,574	$ (161,538)	$ 205,036	$ 314,057	$ (91,363)	$ 222,694
Customer contracts and relationships	$ 318,027	$ (74,214)	$ 243,813	$ 433,534	$ (229,364)	$ 204,170
Trademarks	53,293	(19,171)	34,122	52,734	(11,217)	41,517
Acquired rights to use technology	104,402	(56,782)	47,620	106,865	(48,137)	58,728
Localization	8,586	(4,654)	3,932	9,762	(6,591)	3,171
Other intangibles	18,742	(8,229)	10,513	63,906	(48,660)	15,246
Total other intangible assets	$ 503,050	$ (163,050)	$ 340,000	$ 666,801	$ (343,969)	$ 322,832
Purchased and other intangible assets, net	$ 869,624	$ (324,588)	$ 545,036	$ 980,858	$ (435,332)	$ 545,526

Certain purchased and other intangible assets from prior acquisitions, primarily Macromedia and Omniture, were removed from the balance sheet as they were fully amortized at the end of fiscal 2012. Amortization expense related to purchased and other intangible assets was $146.2 million, $131.5 million and $169.7 million for fiscal 2012, 2011 and 2010, respectively. Of these amounts, for fiscal 2012, 2011 and 2010, $98.3 million, $88.3 million and $97.3 million, respectively, were included in cost of sales.

Purchased and other intangible assets are amortized over their estimated useful lives of 1 to 13 years. As of November 30, 2012, we expect amortization expense in future periods to be as follows (in thousands):

Fiscal Year	Purchased Technology	Other Intangible Assets
2013	$ 70,613	$ 64,429
2014	64,451	56,995
2015	49,779	50,977
2016	11,505	45,359
2017	5,372	40,026
Thereafter	3,316	82,214
Total expected amortization expense	$ 205,036	$ 340,000

NOTE 8. ACCRUED EXPENSES

Accrued expenses as of November 30, 2012 and December 2, 2011 consisted of the following (in thousands):

	2012	2011
Accrued compensation and benefits	$ 242,887	$ 235,500
Sales and marketing allowances	87,916	58,156
Accrued corporate marketing	39,503	37,757
Taxes payable	26,164	26,732
Royalties payable	10,040	18,778
Accrued interest expense	20,796	21,010
Other	162,834	157,008
Accrued expenses	$ 590,140	$ 554,941

Other primarily includes general corporate accruals for local and regional expenses and technical support. Other is also comprised of deferred rent related to office locations with rent escalations and foreign currency liability derivatives.

NOTE 9. INCOME TAXES

Income before income taxes for fiscal 2012, 2011 and 2010 consisted of the following (in thousands):

	2012	2011	2010
Domestic	$ 402,723	$ 319,500	$ 283,819
Foreign	716,071	715,730	659,332
Income before income taxes	$ 1,118,794	$ 1,035,230	$ 943,151

Domestic income before taxes is significantly lower than foreign income before taxes due to certain accounting charges that our foreign subsidiaries are not required to bear under foreign accounting standards. These charges do not lower our domestic income subject to U.S. tax.

The provision for income taxes for fiscal 2012, 2011 and 2010 consisted of the following (in thousands):

	2012	2011	2010
Current:			
United States federal	$ 162,574	$ 104,587	$ 260,118
Foreign	59,255	41,724	44,869
State and local	(2,244)	(8,769)	31,866
Total current	219,585	137,542	336,853
Deferred:			
United States federal	69,374	60,617	(158,350)
Foreign	(6,082)	8,262	(6,475)
State and local	3,142	(13,606)	(14,665)
Total deferred	66,434	55,273	(179,490)
Tax expense attributable to employee stock plans	—	9,568	11,108
Provision for income taxes	$ 286,019	$ 202,383	$ 168,471

Total income tax expense differs from the expected tax expense (computed by multiplying the U.S. federal statutory rate of 35% by income before income taxes) as a result of the following (in thousands):

	2012	2011	2010
Computed "expected" tax expense	$ 391,578	$ 362,331	$ 330,103
State tax expense, net of federal benefit	11,320	8,436	13,444
Tax credits	(1,226)	(30,283)	(1,317)
Differences between statutory rate and foreign effective tax rate	(122,999)	(135,178)	(129,063)
Change in deferred tax asset valuation allowance	(2,144)	(493)	1,408
Stock-based compensation (net of tax deduction)	10,976	3,983	4,181
Resolution of income tax examinations	(26,687)	—	(39,753)
Domestic manufacturing deduction benefit	(17,010)	(14,350)	(14,630)
U.S. tax benefits related to state income tax ruling	—	(22,320)	—
Tax charge for licensing acquired company technology to foreign subsidiaries	38,849	31,298	—
Other, net	3,362	(1,041)	4,098
Provision for income taxes	$ 286,019	$ 202,383	$ 168,471

Deferred Tax Assets and Liabilities

The tax effects of the temporary differences that gave rise to significant portions of the deferred tax assets and liabilities as of November 30, 2012 and December 2, 2011 are presented below (in thousands):

	2012	2011
Deferred tax assets:		
Acquired technology	$ 3,890	$ 794
Reserves and accruals	71,888	95,077
Deferred revenue	9,941	11,999
Unrealized losses on investments	17,482	16,483
Stock-based compensation	85,179	92,817
Net operating loss of acquired companies	16,257	13,481
Credit carryforwards	31,172	24,771
Capitalized expenses	4,023	—
Other	5,165	6,298
Total gross deferred tax assets	244,997	261,720
Deferred tax asset valuation allowance	(28,247)	(5,198)
Total deferred tax assets	216,750	256,522
Deferred tax liabilities:		
Depreciation and amortization	(81,034)	(74,048)
Undistributed earnings of foreign subsidiaries	(187,528)	(125,173)
Acquired intangible assets	(153,757)	(146,940)
Total deferred tax liabilities	(422,319)	(346,161)
Net deferred tax liabilities	$ (205,569)	$ (89,639)

The deferred tax assets and liabilities for fiscal 2012 and fiscal 2011 include amounts related to various acquisitions. The total change in deferred tax assets and liabilities in fiscal 2012 includes changes that are recorded to OCI, additional paid-in capital, goodwill and retained earnings.

We provide U.S. income taxes on the earnings of foreign subsidiaries unless the subsidiaries' earnings are considered permanently reinvested outside the U.S. To the extent that the foreign earnings previously treated as permanently reinvested are repatriated, the related U.S. tax liability may be reduced by any foreign income taxes paid on these earnings. As of November 30, 2012, the cumulative amount of earnings upon which U.S. income taxes have not been provided is approximately $2.9 billion. The unrecognized deferred tax liability for these earnings is approximately $0.8 billion.

As of November 30, 2012, we have U.S. net operating loss carryforwards of approximately $33.7 million for federal and $77.7 million for state. We also have federal, state and foreign tax credit carryforwards of approximately $1.9 million, $18.0 million and $17.6 million, respectively. The net operating loss carryforward assets, federal tax credits and foreign tax credits will expire in various years from fiscal 2017 through 2032. The state tax credit carryforwards can be carried forward indefinitely. The net operating loss carryforward assets and certain credits are subject to an annual limitation under Internal Revenue Code Section 382, but are expected to be fully realized.

In addition, we have been tracking certain deferred tax attributes of $45.0 million which have not been recorded in the financial statements pursuant to accounting standards related to stock-based compensation. These amounts are no longer included in our gross or net deferred tax assets. Pursuant to these standards, the benefit of these deferred tax assets will be recorded to equity if and when they reduce taxes payable.

As of November 30, 2012, a valuation allowance of $28.2 million has been established for certain deferred tax assets related to the impairment of investments and certain foreign assets. For fiscal 2012, the total change in the valuation allowance was $23.0 million, of which $2.1 million was recorded as a tax benefit through the income statement.

Accounting for Uncertainty in Income Taxes

During fiscal 2012 and 2011, our aggregate changes in our total gross amount of unrecognized tax benefits are summarized as follows (in thousands):

	2012	2011
Beginning balance	$ 163,607	$ 156,925
Gross increases in unrecognized tax benefits – prior year tax positions	1,038	11,901
Gross decreases in unrecognized tax benefits – prior year tax positions	—	(4,154)
Gross increases in unrecognized tax benefits – current year tax positions	23,771	32,420
Settlements with taxing authorities	(1,754)	(29,101)
Lapse of statute of limitations	(25,387)	(3,825)
Foreign exchange gains and losses	(807)	(559)
Ending balance	$ 160,468	$ 163,607

As of November 30, 2012, the combined amount of accrued interest and penalties related to tax positions taken on our tax returns and included in non-current income taxes payable was approximately $12.5 million.

We file income tax returns in the U.S. on a federal basis and in many U.S. state and foreign jurisdictions. We are subject to the continual examination of our income tax returns by the IRS and other domestic and foreign tax authorities. Our major tax jurisdictions are the U.S., Ireland and California. For California, Ireland and the U.S., the earliest fiscal years open for examination are 2005, 2006 and 2008, respectively. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our provision for income taxes and have reserved for potential adjustments that may result from the current examinations. We believe such estimates to be reasonable; however, there can be no assurance that the final determination of any of these examinations will not have an adverse effect on our operating results and financial position.

In August 2011, a Canadian income tax examination covering our fiscal years 2005 through 2008 was completed. Our accrued tax and interest related to these years was approximately $35 million and was previously reported in long-term income taxes payable. We reclassified approximately $17 million to short-term income taxes payable and decreased deferred tax assets by approximately $18 million in conjunction with the aforementioned resolution.

The timing of the resolution of income tax examinations is highly uncertain as are the amounts and timing of tax payments that are part of any audit settlement process. These events could cause large fluctuations in the balance sheet classification of current and non-current assets and liabilities. The Company believes that before the end of fiscal 2013, it is reasonably possible that either certain audits will conclude or statutes of limitations on certain income tax examination periods will expire, or both. Given the uncertainties described above, we can only determine a range of estimated potential decreases in underlying unrecognized tax benefits ranging from $0 to approximately $5 million. These amounts could decrease income tax expense under current GAAP related to income taxes.

NOTE 10. RESTRUCTURING

Fiscal 2011 Restructuring Plan

In the fourth quarter of fiscal 2011, we initiated a restructuring plan consisting of reductions in workforce and the consolidation of facilities in order to better align our resources around our Digital Media and Digital Marketing strategies.

During fiscal 2012, we continued to implement restructuring activities under this plan. We vacated approximately 64,000 square feet of sales and/or research and development facilities in Canada, the Czech Republic, Germany, Ireland, Israel and the United Kingdom. We accrued $11.3 million for the fair value of our future contractual obligations under those operating leases as of the dates we ceased to use the leased properties using our estimated credit-adjusted risk-free interest rates ranging from approximately 1% to 4%. This amount is net of the fair value of future estimated sublease income of approximately $3.3 million. Total costs incurred for termination benefits through fiscal 2012 were $56.8 million which included favorable adjustments of $21.8 million arising from revisions to severance cost estimates that were made in connection with the fourth quarter fiscal 2011 restructuring plan. Total costs incurred to date and expected to be incurred for closing redundant facilities are $14.6 million as all facilities under this plan have been exited as of November 30, 2012.

Other Restructuring Plans

Other restructuring plans include other Adobe plans and other plans associated with certain of our acquisitions that are substantially complete. We continue to make cash outlays to settle obligations under these plans, however the current impact to our consolidated financial statements is not significant. As of November 30, 2012, the total remaining balance under our other restructuring plans was $1.0 million for termination benefits and $9.7 million for closing redundant facilities, of which approximately $8.0 million relates to our Fiscal 2009 Restructuring Plan. Our other restructuring plans consist of the following:

- Fiscal 2009 Restructuring Plan—In the fourth quarter of fiscal 2009, in order to appropriately align our costs in connection with our fiscal 2010 operating plan, we initiated a restructuring plan consisting of reductions in workforce and the consolidation of facilities. The restructuring activities related to this program affected only those employees and facilities that were associated with Adobe prior to the acquisition of Omniture on October 23, 2009.

- Omniture Restructuring Plan—We completed our acquisition of Omniture on October 23, 2009. In the fourth quarter of fiscal 2009, we initiated a plan to restructure the pre-merger operations of Omniture to eliminate certain duplicative activities, focus our resources on future growth opportunities and reduce our cost structure.

- Fiscal 2008 Restructuring Plan—In the fourth quarter of fiscal 2008, we initiated a restructuring program consisting of reductions in workforce and the consolidation of facilities, in order to reduce our operating costs and focus our resources on key strategic priorities.

Summary of Restructuring Plans

The following table sets forth a summary of restructuring activities related to all of our restructuring plans described above during fiscal 2012 (in thousands):

	December 2, 2011	Costs Incurred	Cash Payments	Other Adjustments*	November 30, 2012
Fiscal 2011 Plan:					
Termination benefits	$ 72,817	$ —	$ (49,551)	$ (22,018)	$ 1,248
Cost of closing redundant facilities	2,995	11,097	(4,662)	193	9,623
Other Restructuring Plans:					
Termination benefits	1,548	810	(977)	(390)	991
Cost of closing redundant facilities	11,019	5,536	(7,940)	1,073	9,688
Total restructuring plans	$ 88,379	$ 17,443	$ (63,130)	$ (21,142)	$ 21,550

(*) Included in Other Adjustments are foreign currency translation adjustments and Goodwill adjustments of $0.4 million each.

Accrued restructuring charges of approximately $21.6 million at November 30, 2012 includes $9.3 million recorded in accrued restructuring, current and $12.3 million related to long-term facilities obligations recorded in accrued restructuring, non-current on our Consolidated Balance Sheets. We expect to pay accrued termination benefits through the second half of fiscal 2013 and facilities-related liabilities under contract through fiscal 2021.

NOTE 11. BENEFIT PLANS

Retirement Savings Plan

In 1987, we adopted an Employee Investment Plan, qualified under Section 401(k) of the Internal Revenue Code, which is a retirement savings plan covering substantially all of our U.S. employees, now referred to as the Adobe 401(k) Retirement Savings Plan. Under the plan, eligible employees may contribute up to 65% of their pretax or after-tax salary, subject to the Internal Revenue Service annual contribution limits. In fiscal 2012, we matched 50% of the first 6% of the employee's eligible compensation. We contributed $19.4 million, $19.6 million and $17.9 million in fiscal 2012, 2011 and 2010, respectively. We can terminate matching contributions at our discretion.

Deferred Compensation Plan

On September 21, 2006, the Board of Directors approved the Adobe Systems Incorporated Deferred Compensation Plan, effective December 2, 2006 (the "Deferred Compensation Plan"). The Deferred Compensation Plan is an unfunded, non-qualified, deferred compensation arrangement under which certain executives and members of the Board of Directors are able to defer a portion of their annual compensation. Participants may elect to contribute up to 75% of their base salary and 100% of other specified compensation, including commissions, bonuses, performance-based and time-based restricted stock units, and directors' fees. Participants are able to elect the payment of benefits to begin on a specified date at least three years after the end of the plan year in which the election is made in the form of a lump sum or annual installments over five, ten or fifteen years. Upon termination of a participant's employment with Adobe, such participant will receive a distribution in the form of a lump sum payment. All distributions will be made in cash, except for deferred performance-based and time-based restricted stock units which will be settled in stock. As of November 30, 2012 and December 2, 2011, the invested amounts under the Deferred Compensation Plan total $15.1 million and $12.8 million, respectively and were recorded as other assets on our Consolidated Balance Sheets. As of November 30, 2012 and December 2, 2011, $16.4 million and $13.2 million, respectively, was recorded as long-term liabilities to recognize undistributed deferred compensation due to employees.

NOTE 12. STOCK-BASED COMPENSATION

We have the following stock-based compensation plans and programs:

Restricted Stock Plans

We grant restricted stock units to all eligible employees under our 2003 Equity Incentive Plan, as amended ("2003 Plan"), our 2005 Equity Incentive Assumption Plan ("2005 Assumption Plan") and our Amended 1994 Performance and Restricted Stock Plan ("Restricted Stock Plan"). Restricted stock units granted under these plans generally vest over four years, the majority of which vest 25% annually, and certain grants have other vesting periods approved by our Board of Directors or an authorized committee of the Board of Directors.

We grant performance awards to officers and key employees under our Restricted Stock Plan as well as our 2003 Plan. Performance awards granted under these plans after fiscal year 2009 vest annually over three years. Performance awards granted prior to fiscal year 2009 vest annually over four years.

As of November 30, 2012, we had reserved 136.9 million and 5.5 million shares of common stock for issuance under our 2003 Plan and 2005 Assumption Plan, respectively and had 36.6 million and 1.4 million shares available for grant under our 2003 Plan and 2005 Assumption Plan, respectively. As of November 30, 2012, we had reserved 16.0 million shares of our common stock for issuance under the Restricted Stock Plan and approximately 12 thousand shares were available for grant.

Employee Stock Purchase Plan

Our 1997 Employee Stock Purchase Plan ("ESPP") allows eligible employee participants to purchase shares of our common stock at a discount through payroll deductions. The ESPP consists of a twenty-four month offering period with four six-month purchase periods in each offering period. Employees purchase shares in each purchase period at 85% of the market value of our common stock at either the beginning of the offering period or the end of the purchase period, whichever price is lower. The ESPP will continue until the earlier of (i) termination by the Board or (ii) the date on which all of the shares available for issuance under the plan have been issued.

As of November 30, 2012, we had reserved 93.0 million shares of our common stock for issuance under the ESPP and approximately 19.2 million shares remain available for future issuance.

Stock Option Plans

Our stock option program is a long-term retention program that is intended to attract, retain and provide incentives for talented employees, officers and directors, and to align stockholder and employee interests. We grant options from the 2003 Plan and the 2005 Assumption Plan. Under these plans, options can be granted to all employees, including executive officers, outside consultants and non-employee directors. These plans will continue until the earlier of (i) termination by the Board or (ii) the date on which all of the shares available for issuance under the plan have been issued and restrictions on issued shares have lapsed. Option vesting periods are generally four years for all of these plans. Options granted under these plans generally expire seven years from the effective date of grant.

In fiscal 2012, the Executive Compensation Committee of Adobe's Board of Directors eliminated the use of stock option grants for all employees and stock option grants to non-employee directors were minimal.

Performance Share Programs

Effective January 24, 2012, the Executive Compensation Committee adopted the 2012 Performance Share Program (the "2012 Program"). The purpose of the 2012 Program is to align key management and senior leadership with stockholders' interests and to retain key employees. The measurement period for the 2012 Program is our fiscal 2012 year. Members of our executive management and other key senior management are participating in the 2012 Program. Awards granted under the 2012 Program are granted in the form of performance shares pursuant to the terms of our 2003 Equity Incentive Plan. If pre-determined Adobe specific and/or market-based performance goals are met, shares of stock will be granted to the recipient, with one third vesting on the later of the date of certification of achievement or the first anniversary date of the grant, and the remaining two thirds vesting evenly on the following two annual anniversary dates of the grant, contingent upon the recipient's continued service to Adobe. Participants in the 2012 Program generally have the ability to receive up to 150% of the target number of shares originally granted.

Issuance of Shares

Upon exercise of stock options, vesting of restricted stock and performance shares, and purchases of shares under the ESPP, we will issue treasury stock. If treasury stock is not available, common stock will be issued. In order to minimize the impact of on-going dilution from exercises of stock options and vesting of restricted stock and performance shares, we instituted a stock repurchase program. *See Note 13 for information regarding our stock repurchase programs.*

Valuation of Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award. We use the Black-Scholes option pricing model to determine the fair value of stock options and ESPP shares. The determination of the fair value of stock-based payment awards on the date of grant using an option pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected term of the awards, actual and projected employee stock option exercise behaviors, a risk-free interest rate and any expected dividends.

We estimate the expected term of options granted by calculating the average term from our historical stock option exercise experience. We estimate the volatility of our common stock by using implied volatility in market traded options. Our decision to use implied volatility was based upon the availability of actively traded options on our common stock and our assessment that implied volatility is more representative of future stock price trends than historical volatility. We base the risk-free interest rate that we use in the option valuation model on zero-coupon yields implied by U.S. Treasury issues with remaining terms similar to the expected term on the options. We do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option valuation model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

The assumptions used to value our option grants were as follows:

	Fiscal Years		
	2012	2011	2010
Expected life (in years)	3.9 - 4.2	3.8 - 4.2	3.8 - 5.1
Volatility	31 - 34%	30 - 41%	29 - 36%
Risk free interest rate	0.54 - .71%	0.64 - 1.92%	1.04 - 2.66%

The expected term of ESPP shares is the average of the remaining purchase periods under each offering period. The assumptions used to value employee stock purchase rights were as follows:

	Fiscal Years		
	2012	2011	2010
Expected life (in years)	0.5 - 2.0	0.5 - 2.0	0.5 - 2.0
Volatility	30 - 36%	30 - 34%	32 - 40%
Risk free interest rate	0.06 - 0.30%	0.10 - 0.61%	0.18 - 1.09%

We recognize the estimated compensation cost of restricted stock awards and restricted stock units, net of estimated forfeitures, over the vesting term. The estimated compensation cost is based on the fair value of our common stock on the date of grant.

We recognize the estimated compensation cost of performance shares, net of estimated forfeitures. The awards are earned upon attainment of identified performance goals, some of which contain discretionary metrics. As such, these awards are re-measured based on our traded stock price at the end of each reporting period. If the discretion is removed, the award will be classified as a fixed equity award. The fair value of the awards will be based on the measurement date, which is the date the award becomes fixed. The awards will be subsequently amortized over the longer of the remaining performance or service period.

Summary of Stock Options

Option activity under our stock option program for fiscal years ended 2012, 2011 and 2010 was as follows (shares in thousands):

	Outstanding Options	
	Number of Shares	Weighted Average Exercise Price
November 27, 2009	41,251	$ 29.45
Granted	3,198	$ 34.03
Exercised	(5,196)	$ 20.48
Cancelled	(2,908)	$ 33.94
Increase due to acquisition	730	$ 8.24
December 3, 2010	37,075	$ 30.33
Granted	4,507	$ 33.60
Exercised	(4,987)	$ 21.02
Cancelled	(2,268)	$ 33.85
Increase due to acquisition	475	$ 2.25
December 2, 2011	34,802	$ 31.47
Granted	57	$ 32.19
Exercised	(6,754)	$ 23.61
Cancelled	(4,692)	$ 33.07
Increase due to acquisition	1,104	$ 3.23
November 30, 2012	24,517	$ 32.09

The weighted average fair values of options granted during fiscal 2012, 2011 and 2010 were $8.50, $8.82 and $9.17, respectively.

The total intrinsic value of options exercised during fiscal 2012, 2011 and 2010 was $62.6 million, $59.4 million and $72.7 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares.

Information regarding stock options outstanding at November 30, 2012, December 2, 2011 and December 3, 2010 is summarized below:

	Number of Shares (thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value(*) (millions)
2012				
Options outstanding	24,517	$ 32.09	2.74	$ 103.3
Options vested and expected to vest	24,158	$ 32.15	2.70	$ 100.9
Options exercisable	20,668	$ 33.06	2.27	$ 73.6
2011				
Options outstanding	34,802	$ 31.47	3.24	$ 68.0
Options vested and expected to vest	33,856	$ 31.52	3.17	$ 65.6
Options exercisable	26,622	$ 32.31	2.56	$ 42.1
2010				
Options outstanding	37,075	$ 30.33	3.62	$ 116.3
Options vested and expected to vest	35,961	$ 30.42	3.56	$ 111.0
Options exercisable	27,763	$ 31.17	3.06	$ 72.7

(*) The intrinsic value is calculated as the difference between the market value as of the end of the fiscal period and the exercise price of the shares. As reported by the NASDAQ Global Select Market, the market values as of November 30, 2012, December 2, 2011 and December 3, 2010 were $34.61, $27.11 and $29.14, respectively.

All stock options granted to current executive officers are made after a review by and with the approval of the Executive Compensation Committee of the Board of Directors.

Summary of Employee Stock Purchase Plan Shares

The weighted average subscription date fair value of shares under the ESPP during fiscal 2012, 2011 and 2010 were $9.09, $9.01 and $7.43, respectively. Employees purchased 3.2 million shares at an average price of $23.81, 3.7 million shares at an average price of $23.48, and 3.3 million shares at an average price of $20.19, respectively, for fiscal 2012, 2011 and 2010. The intrinsic value of shares purchased during fiscal 2012, 2011 and 2010 was $22.8 million, $28.9 million and $33.9 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of purchase and the purchase price of the shares.

Summary of Restricted Stock Units

Restricted stock unit activity for fiscal years 2012, 2011 and 2010 was as follows (in thousands):

	2012	2011	2010
Beginning outstanding balance	16,871	13,890	10,433
Awarded	9,431	8,180	7,340
Released	(5,854)	(3,819)	(2,589)
Forfeited	(2,147)	(1,587)	(1,294)
Increase due to acquisition	114	207	—
Ending outstanding balance	18,415	16,871	13,890

The weighted average grant date fair values of restricted stock units granted during fiscal 2012, 2011 and 2010 were $31.36, $33.10 and $33.47, respectively. The total fair value of restricted stock units vested during fiscal 2012, 2011 and 2010 was $180.1 million, $123.3 million and $84.1 million, respectively.

Information regarding restricted stock units outstanding at November 30, 2012, December 2, 2011 and December 3, 2010 is summarized below:

	Number of Shares (thousands)	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value(*) (millions)
2012			
Restricted stock units outstanding	18,415	1.37	$ 637.3
Restricted stock units vested and expected to vest	16,289	1.26	$ 562.8
2011			
Restricted stock units outstanding	16,871	1.35	$ 457.4
Restricted stock units vested and expected to vest	14,931	1.25	$ 404.3
2010			
Restricted stock units outstanding	13,890	1.54	$ 404.8
Restricted stock units vested and expected to vest	11,185	1.38	$ 325.7

(*) The intrinsic value is calculated as the market value as of the end of the fiscal period. As reported by the NASDAQ Global Select Market, the market values as of November 30, 2012, December 2, 2011 and December 3, 2010 were $34.61, $27.11 and $29.14, respectively.

Summary of Performance Shares

The following table sets forth the summary of performance share activity under our 2012 Program for the fiscal year ended November 30, 2012 (in thousands):

	Shares Granted	Maximum Shares Eligible to Receive
Beginning outstanding balance	—	—
Awarded	1,125	1,652
Forfeited	(23)	(34)
Ending outstanding balance	1,102	1,618

In the first quarter of fiscal 2012, the Executive Compensation Committee certified the actual performance achievement of participants in the 2011 Performance Share Program (the "2011 Program"). Based upon the achievement of goals outlined in the 2011 Program, participants had the ability to receive up to 150% of the target number of shares originally granted. Actual performance resulted in participants achieving 130% of target or approximately 0.5 million shares for the 2011 Program. One third of the shares under the 2011 Program vested in the first quarter of fiscal 2012 and the remaining two thirds vest evenly on the following two annual anniversary dates of the grant, contingent upon the recipient's continued service to Adobe.

In the first quarter of fiscal 2011, the Executive Compensation Committee certified the actual performance achievement of participants in the 2010 Performance Share Program (the "2010 Program"). Based upon the achievement of goals outlined in the 2010 Program, participants had the ability to receive up to 150% of the target number of shares originally granted. Actual performance resulted in participants achieving 135% of target or approximately 0.3 million shares for the 2010 Program. One third of the shares under the 2011 Program vested in the first quarter of fiscal 2012 and the remaining two thirds vest evenly on the following two annual anniversary dates of the grant, contingent upon the recipient's continued service to Adobe.

The following table sets forth the summary of performance share activity under our 2007, 2008, 2010 and 2011 programs, based upon share awards actually achieved, for the fiscal years ended November 30, 2012, December 2, 2011 and December 3, 2010 (in thousands):

	2012	2011	2010
Beginning outstanding balance	405	557	950
Achieved	492	337	—
Released	(464)	(436)	(350)
Forfeited	(45)	(53)	(43)
Ending outstanding balance	388	405	557

The performance metrics under the 2009 Performance Share program were not achieved and therefore no shares were awarded.

The total fair value of performance awards vested during fiscal 2012, 2011 and 2010 was $14.4 million, $14.8 million and $12.0 million, respectively.

Information regarding performance shares outstanding at November 30, 2012, December 2, 2011 and December 3, 2010 is summarized below:

	Number of Shares (thousands)	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value(*) (millions)
2012			
Performance shares outstanding	388	0.54	$ 13.4
Performance shares vested and expected to vest	369	0.51	$ 12.7
2011			
Performance shares units outstanding	405	0.41	$ 11.0
Performance shares vested and expected to vest	390	0.39	$ 10.4
2010			
Performance shares units outstanding	557	0.58	$ 16.2
Performance shares vested and expected to vest	514	0.53	$ 14.8

(*) The intrinsic value is calculated as the market value as of the end of the fiscal period. As reported by the NASDAQ Global Select Market, the market values as of November 30, 2012, December 2, 2011 and December 3, 2010 were $34.61, $27.11 and $29.14, respectively.

Grants to Non-Employee Directors

The Directors Plan (and starting in fiscal 2008, the 2003 Plan) provides for the granting of nonqualified stock options to non-employee directors. Options granted before November 29, 2008 vest over four years: 25% on the day preceding each of our next four annual meetings and have a ten-year term. Starting in fiscal 2009, the initial equity grant to a new non-employee director is a restricted stock unit award having an aggregate value of $0.5 million based on the average stock price over the 30 calendar days ending on the day before the date of grant. The initial equity award vests over 2 years, 50% on the day preceding each of our next 2 annual meetings. For the annual equity grant, a non-employee director can elect to receive 100% options, 100% restricted stock units or 50% of each and shall have an aggregate value of $0.2 million as based on the average stock price over the 30 calendar days ending on the day before the date of grant. The target grant value converted to stock options is based on a 1:3 conversion of restricted stock units to stock options. Annual equity awards granted on or after November 29, 2008 vest 100% on the day preceding the next annual meeting. Options granted on or after November 29, 2008 have a seven-year term. The exercise price of the options that are issued is equal to the fair market value of our common stock on the date of grant.

Options granted to directors for fiscal 2012, 2011 and 2010 were as follows (shares in thousands):

	2012	2011	2010
Options granted to existing directors	43	85	18
Exercise price	$ 33.18	$ 33.23	$ 33.82

Restricted stock units granted to directors for fiscal 2012, 2011 and 2010 were as follows (in thousands):

	2012	2011	2010
Restricted stock units granted to existing directors	42	28	48
Restricted stock units granted to new directors	41	—	—

Compensation Costs

With the exception of performance shares, stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the entire award, which is generally the vesting period. For performance shares, expense is recognized on a straight-line basis over the requisite service period for each vesting tranche of the award.

As of November 30, 2012, there was $456.3 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock-based awards which will be recognized over a weighted average period of 2.2 years. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures.

Total stock-based compensation costs that have been included in our Consolidated Statements of Income for the fiscal years ended November 30, 2012, December 2, 2011 and December 3, 2010 were as follows (in thousands):

	Income Statement Classifications					
	Cost of Revenue– Subscription	Cost of Revenue– Services and Support	Research and Development	Sales and Marketing	General and Administrative	Total[1]
Option Grants and Stock Purchase Rights						
2012	$ 2,840	$ 4,130	$ 24,823	$ 31,379	$ 15,455	$ 78,627
2011	$ 936	$ 4,716	$ 28,132	$ 31,754	$ 20,605	$ 86,143
2010	$ 1,265	$ 1,251	$ 37,221	$ 40,983	$ 21,111	$ 101,831
Restricted Stock and Performance Share Awards						
2012	$ 3,100	$ 9,461	$ 83,349	$ 76,359	$ 47,606	$ 219,875
2011	$ 1,521	$ 8,607	$ 79,427	$ 68,485	$ 41,920	$ 199,960
2010	$ 1,422	$ 1,065	$ 51,387	$ 52,253	$ 23,128	$ 129,255

(1) During fiscal 2012, 2011 and 2010, we recorded tax benefits of $47.1 million, $58.3 million and $61.5 million, respectively.

NOTE 13. STOCKHOLDERS' EQUITY

Comprehensive Income

The following table sets forth the activity for each component of comprehensive income, net of related taxes, for fiscal 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
		Increase/(Decrease)	
Net income	$ 832,775	$ 832,847	$ 774,680
Other comprehensive income:			
Available-for-sale securities:			
Unrealized gains / losses on available-for-sale securities	11,297	(1,795)	(1,211)
Reclassification adjustment for gains on available-for-sale securities recognized during the period	(2,874)	(1,834)	(2,959)
Subtotal available-for-sale securities	8,423	(3,629)	(4,170)
Derivatives designated as hedging instruments:			
Unrealized gains / losses on derivative instruments	23,922	16,952	20,325
Reclassification adjustment for gains on derivative instruments recognized during the period	(30,672)	(3,749)	(20,169)
Subtotal derivatives designated as hedging instruments	(6,750)	13,203	156
Foreign currency translation adjustments	(911)	2,948	(3,004)
Other comprehensive income	762	12,522	(7,018)
Total comprehensive income, net of taxes	$ 833,537	$ 845,369	$ 767,662

The following table sets forth the taxes related to each component of OCI for fiscal 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
Available-for-sale securities	$ 13	$ 700	$ 495
Foreign currency translation adjustments	$ 1,169	$ 2,483	$ 275

Taxes related to derivative instruments were zero for all fiscal years based on the tax jurisdiction where the derivative instruments were executed.

The following table sets forth the components of accumulated other comprehensive income, net of related taxes, for fiscal 2012 and 2011 (in thousands):

	2012	2011
Net unrealized gains on available-for-sale securities:		
Unrealized gains on available-for-sale securities	$ 14,698	$ 10,810
Unrealized losses on available-for-sale securities	(259)	(4,794)
Total net unrealized gains on available-for-sale securities	14,439	6,016
Net unrealized gains on derivative instruments designated as hedging instruments	6,604	13,354
Cumulative foreign currency translation adjustments	9,669	10,580
Total accumulated other comprehensive income, net of taxes	$ 30,712	29,950

The following table sets forth the components of foreign currency translation adjustments for fiscal 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
Beginning balance	$ 10,580	$ 7,632	$ 10,640
Foreign currency translation adjustments	(2,225)	5,156	(4,144)
Income tax effect relating to translation adjustments for undistributed foreign earnings	1,314	(2,208)	1,136
Ending balance	$ 9,669	$ 10,580	$ 7,632

Stock Repurchase Program

To facilitate our stock repurchase program, designed to return value to our stockholders and minimize dilution from stock issuances, we repurchase shares in the open market and also enter into structured repurchase agreements with third-parties.

Authorization to repurchase shares to cover on-going dilution was not subject to expiration. However, this repurchase program was limited to covering net dilution from stock issuances and was subject to business conditions and cash flow requirements as determined by our Board of Directors from time to time.

During the third quarter of fiscal 2010, our Board of Directors approved an amendment to our stock repurchase program authorized in April 2007 from a non-expiring share-based authority to a time-constrained dollar-based authority. As part of this amendment, the Board of Directors granted authority to repurchase up to $1.6 billion in common stock through the end of fiscal 2012. During the second quarter of fiscal 2012, we exhausted our $1.6 billion authority granted by our Board of Directors in fiscal 2010.

In April 2012, the Board of Directors approved a new stock repurchase program granting authority to repurchase up to $2.0 billion in common stock through the end of fiscal 2015. The new stock repurchase program approved by our Board of Directors is similar to our previous $1.6 billion stock repurchase program.

During fiscal 2012, 2011 and 2010, we entered into several structured repurchase agreements with large financial institutions, whereupon we provided the financial institutions with prepayments totaling $405.0 million, $695.0 million and $850 million, respectively. Of the $405.0 million of prepayments during fiscal 2012, $100.0 million was under the new $2.0 billion stock repurchase program and the remaining $305.0 million was under our previous $1.6 billion authority. Of the $850.0 million of prepayments during fiscal 2010, $250.0 million was under the stock repurchase program prior to the program amendment in the third quarter of fiscal 2010 and the remaining $600.0 million was under the amended $1.6 billion time-constrained dollar-based authority. We enter into these agreements in order to take advantage of repurchasing shares at a guaranteed discount to the Volume Weighted Average Price ("VWAP") of our common stock over a specified period of time. We only enter into such transactions when the discount that we receive is higher than the foregone return on our cash prepayments to the financial institutions. There were no explicit commissions or fees on these structured repurchases. Under the terms of the agreements, there is no requirement for the financial institutions to return any portion of the prepayment to us.

The financial institutions agree to deliver shares to us at monthly intervals during the contract term. The parameters used to calculate the number of shares deliverable are: the total notional amount of the contract, the number of trading days in the contract, the number of trading days in the interval and the average VWAP of our stock during the interval less the agreed upon discount. During fiscal 2012, we repurchased approximately 11.5 million shares at an average price of $32.29 through structured repurchase agreements entered into during fiscal 2012. During fiscal 2011, we repurchased approximately 21.8 million shares at an average price of $31.81 through structured repurchase agreements entered into during fiscal 2011. During fiscal 2010, we repurchased approximately 31.2 million shares at an average price per share of $29.19 through structured repurchase agreements entered into during fiscal 2009 and fiscal 2010.

For fiscal 2012, 2011 and 2010, the prepayments were classified as treasury stock on our Consolidated Balance Sheets at the payment date, though only shares physically delivered to us by November 30, 2012, December 2, 2011 and December 3, 2010 were excluded from the computation of earnings per share. As of November 30, 2012, $33.0 million of prepayments remained under these agreements. As of December 2, 2011 and December 3, 2010, no prepayments remained under these agreements.

Subsequent to November 30, 2012, as part of our $2.0 billion stock repurchase program, we entered into a structured stock repurchase agreement with a large financial institution whereupon we provided them with a prepayment of $100.0 million. This amount will be classified as treasury stock on our Consolidated Balance Sheets. Upon completion of the $100.0 million stock repurchase agreement, $1.8 billion remains under our current authority.

NOTE 14. NET INCOME PER SHARE

Basic net income per share is computed using the weighted average number of common shares outstanding for the period, excluding unvested restricted stock. Diluted net income per share is based upon the weighted average common shares outstanding for the period plus dilutive potential common shares, including unvested restricted stock and stock options using the treasury stock method.

The following table sets forth the computation of basic and diluted net income per share for fiscal 2012, 2011 and 2010 (in thousands, except per share data):

	2012	2011	2010
Net income	$ 832,775	$ 832,847	$ 774,680
Shares used to compute basic net income per share	494,731	497,469	519,045
Dilutive potential common shares:			
Unvested restricted stock and performance share awards	7,624	4,214	3,170
Stock options	366	2,238	3,609
Shares used to compute diluted net income per share	502,721	503,921	525,824
Basic net income per share	$ 1.68	$ 1.67	$ 1.49
Diluted net income per share	$ 1.66	$ 1.65	$ 1.47

For fiscal 2012, 2011 and 2010 options to purchase approximately 19.4 million, 27.1 million and 22.4 million shares, respectively, of common stock with exercise prices greater than the annual average fair market value of our stock of $31.98, $30.27 and $31.82, respectively, were not included in the calculation because the effect would have been anti-dilutive.

NOTE 15. COMMITMENTS AND CONTINGENCIES

Lease Commitments

We lease certain of our facilities and some of our equipment under non-cancellable operating lease arrangements that expire at various dates through 2028. We also have one land lease that expires in 2091. Rent expense includes base contractual rent and variable costs such as building expenses, utilities, taxes, insurance and equipment rental. Rent expense and sublease income for these leases for fiscal 2010 through fiscal 2012 were as follows (in thousands):

	2012	2011	2010
Rent expense	$ 105,809	$ 111,574	$ 109,114
Less: sublease income	2,330	3,211	3,929
Net rent expense	$ 103,479	$ 108,363	$ 105,185

We occupy three office buildings in San Jose, California where our corporate headquarters are located. We reference these office buildings as the Almaden Tower and the East and West Towers.

The lease agreements for the East and West Towers and the Almaden Tower are effective through August 2014 and March 2017, respectively. We are the investors in the lease receivables related to these leases for the East and West Towers and the Almaden Tower in the amount of $126.8 million and $80.4 million, respectively, which is recorded as investment in lease receivables on our Consolidated Balance Sheets. As of November 30, 2012, the carrying value of the lease receivables related to the towers approximated fair value. Under the agreement for the East and West Towers and the agreement for the Almaden Tower, we have the option to purchase the buildings at any time during the lease term for approximately $143.2 million and $103.6 million, respectively. The residual value guarantees under the East and West Towers and the Almaden Tower obligations are

$126.8 million and $89.4 million, respectively. If we purchase the properties, the investments in the lease receivables may be credited against the purchase price.

These two leases are both subject to standard covenants including certain financial ratios that are reported to the lessors quarterly. In August 2009, we were required to obtain a standby letter of credit for approximately $16.6 million which enabled us to secure a lower interest rate and reduce the number of covenants. As defined in the lease agreement, the standby letter of credit primarily represents the lease investment equity balance which is callable in the event of default. As of November 30, 2012, we were in compliance with all of the covenants. In the case of a default, the lessor may demand we purchase the buildings for an amount equal to the lease balance, or require that we remarket or relinquish the buildings. If we choose to remarket or are required to do so upon relinquishing the buildings, we are bound to arrange the sale of the buildings to an unrelated party and will be required to pay the lessor any shortfall between the net remarketing proceeds and the lease balance, up to the residual value guarantee amount less our investment in the lease receivables. Both leases qualify for operating lease accounting treatment and, as such, the buildings and the related obligations are not included in our Consolidated Balance Sheets.

See Note 16 for discussion of our capital lease obligation.

Unconditional Purchase Obligations

Our purchase obligations consist of agreements to purchase goods and services entered in the ordinary course of business.

The following table summarizes our non-cancellable unconditional purchase obligations, operating leases and capital leases for each of the next five years and thereafter as of November 30, 2012 (in thousands):

		Operating Leases		Capital Leases
Fiscal Year	**Purchase Obligations**	**Future Minimum Lease Payments**	**Future Minimum Sublease Income**	**Future Minimum Lease Payments**
2013	$ 256,353	$ 48,562	$ 1,236	$ 11,411
2014	22,334	42,843	511	1,773
2015	24,190	31,156	505	—
2016	23,925	25,833	430	—
2017	3,361	21,726	396	—
Thereafter	12,004	80,235	1,184	—
Total	$ 342,167	$ 250,355	$ 4,262	$ 13,184
Less: interest				(341)
Total				$ 12,843

The table above includes operating lease commitments related to our restructured facilities. *See Note 10 for information regarding our restructuring charges.*

Guarantees

The lease agreements for our corporate headquarters provide for residual value guarantees as noted above. The fair value of a residual value guarantee in lease agreements entered into after December 31, 2002, must be recognized as a liability on our Consolidated Balance Sheets. As such, we recognized $5.2 million and $3.0 million in liabilities, related to the extended East and West Towers and Almaden Tower leases, respectively. These liabilities were recorded in other long-term liabilities with the offsetting entry recorded as prepaid rent in other assets. The balance was amortized to our Consolidated Statements of Income over the life of the original leases. As of November 30, 2012 there was no remaining balance of the unamortized portion of the fair value of the residual value guarantees, for either lease, remaining on our Consolidated Balance Sheets.

Royalties

We have royalty commitments associated with the shipment and licensing of certain products. Royalty expense is generally based on a dollar amount per unit shipped or a percentage of the underlying revenue. Royalty expense, which was recorded under our cost of products revenue on our Consolidated Statements of Income, was approximately $29.6 million, $29.8 million and $34.1 million in fiscal 2012, 2011 and 2010, respectively.

Indemnifications

In the ordinary course of business, we provide indemnifications of varying scope to customers against claims of intellectual property infringement made by third parties arising from the use of our products and from time to time, we are subject to claims by our customers under these indemnification provisions. Historically, costs related to these indemnification provisions have not been significant and we are unable to estimate the maximum potential impact of these indemnification provisions on our future results of operations.

To the extent permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is or was serving at our request in such capacity. The indemnification period covers all pertinent events and occurrences during the officer's or director's lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have director and officer insurance coverage that reduces our exposure and enables us to recover a portion of any future amounts paid. We believe the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

Legal Proceedings

In connection with disputes relating to the validity or alleged infringement of third-party intellectual property rights, including patent rights, we have been, are currently and may in the future be subject to claims, negotiations or complex, protracted litigation. Intellectual property disputes and litigation may be very costly and can be disruptive to our business operations by diverting the attention and energies of management and key technical personnel. Although we have successfully defended or resolved past litigation and disputes, we may not prevail in any ongoing or future litigation and disputes. Third-party intellectual property disputes could subject us to significant liabilities, require us to enter into royalty and licensing arrangements on unfavorable terms, prevent us from licensing certain of our products or offering certain of our services, subject us to injunctions restricting our sale of products or services, cause severe disruptions to our operations or the markets in which we compete, or require us to satisfy indemnification commitments with our customers including contractual provisions under various license arrangements and service agreements.

In addition to intellectual property disputes, such as those discussed above and others, we are subject to legal proceedings, claims and investigations in the ordinary course of business, including claims relating to commercial, employment and other matters. Some of these disputes and legal proceedings may include speculative claims for substantial or indeterminate amounts of damages. We consider all claims on a quarterly basis in accordance with GAAP and based on known facts assess whether potential losses are considered reasonably possible, probable and estimable. Based upon this assessment, we then evaluate disclosure requirements and whether to accrue for such claims in our financial statements. This determination is then reviewed and discussed with our Audit Committee and our independent registered public accounting firm.

We make a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Unless otherwise specifically disclosed in this note, we have determined that no provision for liability nor disclosure is required related to any claim against us because: (a) there is not a reasonable possibility that a loss exceeding amounts already recognized (if any) may be incurred with respect to such claim; (b) a reasonably possible loss or range of loss cannot be estimated; or (c) such estimate is immaterial.

All legal costs associated with litigation are expensed as incurred. Litigation is inherently unpredictable. However, we believe that we have valid defenses with respect to the legal matters pending against us. It is possible, nevertheless, that our consolidated financial position, cash flows or results of operations could be negatively affected by an unfavorable resolution of one or more of such proceedings, claims or investigations.

In connection with our anti-piracy efforts, conducted both internally and through organizations such as the Business Software Alliance, from time to time we undertake litigation against alleged copyright infringers. Such lawsuits may lead to counter-claims alleging improper use of litigation or violation of other laws. We believe we have valid defenses with respect to such counter-claims; however, it is possible that our consolidated financial position, cash flows or results of operations could be affected in any particular period by the resolution of one or more of these counter-claims.

NOTE 16. DEBT

Our debt as of November 30, 2012 and December 2, 2011 consisted of the following (in thousands):

	2012	2011
Notes	$ 1,495,312	$ 1,494,627
Capital lease obligations	12,843	19,681
Total debt and capital lease obligations	1,508,155	1,514,308
Less: current portion	11,217	9,212
Debt and capital lease obligations	$ 1,496,938	$ 1,505,096

Notes

In February 2010, we issued $600.0 million of 3.25% senior notes due February 1, 2015 (the "2015 Notes") and $900.0 million of 4.75% senior notes due February 1, 2020 (the "2020 Notes" and, together with the 2015 Notes, the "Notes"). Our proceeds were approximately $1.5 billion and were net of an issuance discount of $6.6 million. The Notes rank equally with our other unsecured and unsubordinated indebtedness. In addition, we incurred issuance costs of approximately $10.7 million. Both the discount and issuance costs are being amortized to interest expense over the respective terms of the Notes using the effective interest method. The effective interest rate including the discount and issuance costs is 3.45% for the 2015 Notes and 4.92% for the 2020 Notes. Interest is payable semi-annually, in arrears, on February 1 and August 1, commencing on August 1, 2010. During fiscal 2012 interest payments totaled $62.3 million. The proceeds from the Notes are available for general corporate purposes, including repayment of any balance outstanding on our credit facility.

We may redeem the Notes at any time, subject to a make whole premium. In addition, upon the occurrence of certain change of control triggering events, we may be required to repurchase the Notes, at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase. The Notes also include covenants that limit our ability to grant liens on assets and to enter into sale and leaseback transactions, subject to significant allowances. As of November 30, 2012, we were in compliance with all of the covenants.

Credit Agreement

On March 2, 2012, we entered into a five-year $1.0 billion senior unsecured revolving credit agreement (the "Credit Agreement"), providing for loans to us and certain of our subsidiaries. Pursuant to the terms of the Credit Agreement, we may, subject to the agreement of the applicable lenders, request up to an additional $500.0 million in commitments, for a maximum aggregate commitment of $1.5 billion. Loans under the Credit Agreement will bear interest at either (i) the London Interbank Offered Rate ("LIBOR") plus a margin, based on our debt ratings, ranging from 0.795% and 1.30% or (ii) the base rate, which is defined as the highest of (a) the agent's prime rate, (b) the federal funds effective rate plus 0.50% or (c) LIBOR plus 1.00% plus a margin, based on our debt ratings, ranging from 0.00% to 0.30%. Commitment fees are payable quarterly at rates between 0.08% and 0.20% per year also based on our public debt ratings. Subject to certain conditions stated in the Credit Agreement, we and any of our subsidiaries designated as additional borrowers may borrow, prepay and re-borrow amounts under the revolving credit facility at any time during the term of the Credit Agreement.

The Credit Agreement contains customary representations, warranties, affirmative and negative covenants, including a financial covenant, events of default and indemnification provisions in favor of the lenders. The negative covenants include restrictions regarding the incurrence of liens and indebtedness, certain merger and acquisition transactions, dispositions and other matters, all subject to certain exceptions. The financial covenant, based on a quarterly financial test, requires us not to exceed a maximum leverage ratio.

The Credit Agreement will terminate and all amounts owing thereunder will be due and payable on March 2, 2017 unless (a) the commitments are terminated earlier upon the occurrence of certain events, including events of default, or (b) the maturity date is extended upon our request, subject to the agreement of the lenders.

As of November 30, 2012, there were no outstanding borrowings under this Credit Agreement and we were in compliance with all covenants. In connection with entering into the Credit Agreement as described above, we terminated and paid off all obligations under our previous credit agreement, dated as of February 16, 2007.

Capital Lease Obligation

In June 2010, we entered into a sale-leaseback agreement to sell equipment totaling $32.2 million and leaseback the same equipment over a period of 43 months. This transaction was classified as a capital lease obligation and was recorded at fair value. As of November 30, 2012, our capital lease obligations of $12.8 million includes $11.2 million of current debt.

NOTE 17. NON-OPERATING INCOME (EXPENSE)

Non-operating income (expense) for fiscal 2012, 2011 and 2010 included the following (in thousands):

	2012	2011	2010
Interest and other income (expense), net:			
Interest income	$ 24,549	$ 24,506	$ 21,923
Foreign exchange gains (losses)	(31,431)	(30,226)	(12,948)
Realized gains on fixed income investment	3,152	2,012	2,953
Realized losses on fixed income investment	(278)	(178)	—
Other	594	912	1,211
Interest and other income (expense), net	$ (3,414)	$ (2,974)	$ 13,139
Interest expense	$ (67,487)	$ (66,952)	$ (56,952)
Investment gains (losses), net:			
Realized investment gains	$ 8,918	$ 7,159	$ 9,819
Unrealized investment gains	940	—	1,008
Realized investment losses	(104)	(850)	(9,619)
Unrealized investment losses	(250)	(452)	(7,318)
Investment gains (losses), net	$ 9,504	$ 5,857	$ (6,110)
Non-operating income (expense), net	$ (61,397)	$ (64,069)	$ (49,923)

NOTE 18. INDUSTRY SEGMENT, GEOGRAPHIC INFORMATION AND SIGNIFICANT CUSTOMERS

We report segment information based on the "management" approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of our reportable segments.

Our chief operating decision maker reviews revenue and gross margin information for each of our reportable segments, but does not review operating expenses on a segment by segment basis. In addition, with the exception of goodwill and intangible assets, we do not identify or allocate our assets by the reportable segments.

Effective in the first quarter of fiscal 2012, we modified our segments due to changes in how we operate our business. We combined our Creative and Interactive Solutions segment with our Digital Media Solutions segment and our Knowledge Worker segment, and named it Digital Media. We also renamed our Omniture segment to Digital Marketing and combined it with our Enterprise segment. These changes reflect our focus on our two strategic growth opportunities. Our Print and Publishing segment, which contains many of our mature products and solutions continues to be reported as it was in fiscal 2011. Prior year information in the table below has been reclassified to reflect these changes.

We have the following reportable segments:

- *Digital Media*—Our Digital Media segment provides tools and solutions that enable individuals, small businesses and enterprises to create, publish, promote and monetize their digital content anywhere. Our customers include traditional content creators, web application developers and digital media professionals, as well as their management in marketing departments and agencies, companies and publishers.
- *Digital Marketing*—Our Digital Marketing segment provides solutions and services for how digital advertising and marketing are created, managed, executed, measured and optimized. Our customers include digital marketers, advertisers, publishers, merchandisers, web analysts, chief marketing officers and chief revenue officers.
- *Print and Publishing*—Our Print and Publishing segment addresses market opportunities ranging from the diverse publishing needs of technical and business publishing to our legacy type and OEM printing businesses.

Our segment results for fiscal 2012, 2011 and 2010 were as follows (dollars in thousands):

	Digital Media	Digital Marketing	Print and Publishing	Total
Fiscal 2012				
Revenue	$ 3,128,548	$ 1,058,357	$ 216,772	$ 4,403,677
Cost of revenue	134,574	338,600	10,608	483,782
Gross profit	$ 2,993,974	$ 719,757	$ 206,164	$ 3,919,895
Gross profit as a percentage of revenue	96%	68%	95%	89%
Fiscal 2011				
Revenue	$ 3,088,527	$ 909,406	$ 218,325	$ 4,216,258
Cost of revenue	128,951	301,600	7,322	437,873
Gross profit	$ 2,959,576	$ 607,806	$ 211,003	$ 3,778,385
Gross profit as a percentage of revenue	96%	67%	97%	90%
Fiscal 2010				
Revenue	$ 2,834,417	$ 739,356	$ 226,227	$ 3,800,000
Cost of revenue	135,476	254,727	13,299	403,502
Gross profit	$ 2,698,941	$ 484,629	$ 212,928	$ 3,396,498
Gross profit as a percentage of revenue	95%	66%	94%	89%

The tables below list our revenue and property and equipment, net, by geographic area for fiscal 2012, 2011 and 2010 (in thousands). With the exception of property and equipment, we do not identify or allocate our assets (including long-lived assets) by geographic area.

Revenue	2012	2011	2010
Americas:			
United States	$ 1,969,924	$ 1,823,205	$ 1,641,985
Other	226,430	221,399	193,309
Total Americas	2,196,354	2,044,604	1,835,294
EMEA	1,294,566	1,317,417	1,191,946
APAC:			
Japan	531,028	517,378	477,462
Other	381,729	336,859	295,298
Total APAC	912,757	854,237	772,760
Revenue	$ 4,403,677	$ 4,216,258	$ 3,800,000

Property and Equipment	2012	2011
Americas:		
United States	$ 552,634	$ 437,701
Other	1,426	1,926
Total Americas	554,060	439,627
EMEA	63,515	53,474
APAC:		
India	30,007	18,955
Other	16,720	15,772
Total APAC	46,727	34,727
Property and equipment, net	$ 664,302	$ 527,828

Significant Customers

As listed, our significant customers are distributors who sell products across our various segments. Our significant customers, as a percentage of net revenue for fiscal 2012, 2011 and 2010 were as follows:

	2012	2011	2010
Ingram Micro	11%	14%	15%

In fiscal 2012, no single customer was responsible for over 10% of our gross trade receivables. In fiscal 2011, Ingram Micro, Inc. represented 14% of our gross trade receivables.

NOTE 19. SELECTED QUARTERLY FINANCIAL DATA (unaudited)

(in thousands, except per share data)	2012			
	Quarter Ended			
	March 2	June 1	August 31	November 30
Revenue	$ 1,045,220	$ 1,124,449	$ 1,080,580	$ 1,153,428
Gross profit	$ 936,955	$ 993,531	$ 960,959	$ 1,028,450
Income before income taxes	$ 270,377	$ 294,574	$ 263,212	$ 290,631
Net income	$ 185,209	$ 223,876	$ 201,357	$ 222,333
Basic net income per share	$ 0.37	$ 0.45	$ 0.41	$ 0.45
Diluted net income per share	$ 0.37	$ 0.45	$ 0.40	$ 0.44

(in thousands, except per share data)	2011			
	Quarter Ended			
	March 4	June 3	September 2	December 2
Revenue	$ 1,027,706	$ 1,023,179	$ 1,013,212	$ 1,152,161
Gross profit	$ 920,067	$ 913,978	$ 908,558	$ 1,035,782
Income before income taxes	$ 286,087	$ 259,244	$ 256,719	$ 233,180
Net income	$ 234,591	$ 229,436	$ 195,101	$ 173,719
Basic net income per share	$ 0.47	$ 0.46	$ 0.39	$ 0.35
Diluted net income per share	$ 0.46	$ 0.45	$ 0.39	$ 0.35

Our fiscal year is a 52- or 53-week year that ends on the Friday closest to November 30. Each of the fiscal quarters presented were comprised of 13 weeks.

NOTE 20. SUBSEQUENT EVENTS

Subsequent to November 30, 2012, as part of our $2.0 billion stock repurchase program, we entered into a structured stock repurchase agreement with a large financial institution whereupon we provided them with a prepayment of $100.0 million. This amount will be classified as treasury stock on our Consolidated Balance Sheets. Upon completion of the $100.0 million stock repurchase agreement, $1.8 billion remains under our current authority. *See Note 13 for further discussion of our stock repurchase program.*

On December 20, 2012, we acquired privately held Behance, an online social media platform to showcase and discover creative work, for approximately $130.0 million in merger consideration, including cash and the assumption of certain employee equity awards. The initial purchase accounting for this transaction has not yet been completed given the short period of time between the acquisition date and the issuance of these financial statements.

Behance will be integrated into our Digital Media reportable segment for financial reporting purposes beginning in the first quarter of fiscal 2013. This acquisition will not have a material impact to our Consolidated Balance Sheets and results of operations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Adobe Systems Incorporated:

We have audited the accompanying consolidated balance sheets of Adobe Systems Incorporated and subsidiaries (the "Company") as of November 30, 2012 and December 2, 2011, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended November 30, 2012. We also have audited Adobe Systems Incorporated's internal control over financial reporting as of November 30, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Adobe Systems Incorporated's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately, and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Adobe Systems Incorporated and subsidiaries as of November 30, 2012 and December 2, 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended November 30, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Adobe Systems Incorporated maintained, in all material respects, effective internal control over financial reporting as of November 30, 2012, based on criteria established in COSO.

As discussed in note 1 to the consolidated financial statements, the Company changed its method for accounting for multiple element revenue transactions in fiscal 2010, resulting from the adoption of new accounting pronouncements.

(signed) KPMG LLP

Santa Clara, California

January 22, 2013

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of November 30, 2012. Based on their evaluation as of November 30, 2012, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective at the reasonable assurance level to ensure that the information required to be disclosed by us in this Annual Report on Form 10-K was (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and regulations and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Adobe have been detected.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness of our internal control over financial reporting as of November 30, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework*. Our management has concluded that, as of November 30, 2012, our internal control over financial reporting is effective based on these criteria.

KPMG LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report on Form 10-K, has issued an attestation report on our internal control over financial reporting, which is included herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended November 30, 2012 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 of Form 10-K that is found in our 2013 Proxy Statement to be filed with the SEC in connection with the solicitation of proxies for the Company's 2013 Annual Meeting of Stockholders ("2013 Proxy Statement") is incorporated by reference to our 2013 Proxy Statement. The 2013 Proxy Statement will be filed with the SEC within 120 days after the end of the fiscal year to which this report relates. For information with respect to our executive officers, see "Executive Officers" at the end of Part I, Item 1 of this report.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 of Form 10-K is incorporated by reference to our 2013 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 of Form 10-K is incorporated by reference to our 2013 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item13 of Form 10-K is incorporated by reference to our 2013 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item 14 of Form 10-K is incorporated by reference to our 2013 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

1. Financial Statements. See Index to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K.
2. Exhibits. The exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as part of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on January 22, 2013.

ADOBE SYSTEMS INCORPORATED

By: /s/ MARK GARRETT

Mark Garrett
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Shantanu Narayen and Mark Garrett, and each or any one of them, his or her lawful attorneys-in-fact and agents, for such person in any and all capacities, to sign any and all amendments to this report and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that either of said attorneys-in-fact and agent, or substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JOHN E. WARNOCK John E. Warnock	Chairman of the Board of Directors	January 22, 2013
/s/ CHARLES M. GESCHKE Charles M. Geschke	Chairman of the Board of Directors	January 22, 2013
/s/ SHATANU NARAYEN Shantanu Narayen	Director, President and Chief Executive Officer (Principal Executive Officer)	January 22, 2013
/s/ MARK GARRETT Mark Garrett	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	January 22, 2013
/s/ RICHARD T. ROWLEY Richard T. Rowley	Vice President, Corporate Controller and Principal Accounting Officer	January 22, 2013
/s/ AMY BANSE Amy Banse	Director	January 22, 2013
/s/ KELLY BARLOW Kelly Barlow	Director	January 22, 2013
/s/ EDWARD W. BARNHOLT Edward W. Barnholt	Director	January 22, 2013

Signature	Title	Date
/s/ ROBERT K. BURGESS Robert K. Burgess	Director	January 22, 2013
/s/ FRANK CALDERONI Frank Calderoni	Director	January 22, 2013
/s/ MICHAEL R. CANNON Michael R. Cannon	Director	January 22, 2013
/s/ JAMES E. DALEY James E. Daley	Director	January 22, 2013
/s/ LAURA DESMOND Laura Desmond	Director	January 22, 2013
/s/ DANIEL L. ROSENSWEIG Daniel L. Rosensweig	Director	January 22, 2013
/s/ ROBERT SEDGEWICK Robert Sedgewick	Director	January 22, 2013

SUMMARY OF TRADEMARKS

The following trademarks of Adobe Systems Incorporated or its subsidiaries, which may be registered in the United States and/or other countries, are referenced in this Form 10-K:

Acrobat
ActionScript
AdLens
Adobe
Adobe AIR
Adobe Audition
Adobe Connect
Adobe DataWarehouse
Adobe Discover
Adobe Genesis
Adobe Muse
Adobe Premiere
Adobe SiteSearch
Adobe Type Manager
After Effects
AIR
Auditude
Authorware
BusinessCatalyst
Captivate
ColdFusion
ColdFusion Builder
Contribute
Creative Cloud
Creative Suite
CRX
Director
Dreamweaver
EchoSign
Encore
Fireworks
Flash
Flash Builder
Font Folio
FrameMaker
FreeHand
Illustrator
InCopy
InDesign
JRun
Lightroom
LiveCycle
Omniture
PageMaker
PhoneGap
PhoneGap Build
Photoshop
PostScript
Prelude
Reader
RevelRoboHelp
Scene7
Shockwave
SiteCatalyst

SUMMARY OF TRADEMARKS (Continued)

SpeedGrade
Test&Target
Typekit
Visual Communicator

All other trademarks are the property of their respective owners.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference**			Filed Herewith
		Form	Date	Number	
3.1	Restated Certificate of Incorporation of Adobe Systems Incorporated	8-K	4/26/11	3.3	
3.2	Amended and Restated Bylaws	8-K	10/30/12	3.1	
4.1	Specimen Common Stock Certificate	S-3	1/15/10	4.3	
4.2	Form of Indenture	S-3	1/15/10	4.1	
4.3	Forms of Global Note for Adobe Systems Incorporated's 3.250% Notes due 2015 and 4.750% Notes due 2020, together with Form of Officer's Certificate setting forth the terms of the Notes	8-K	1/26/10	4.1	
10.1	Amended 1994 Performance and Restricted Stock Plan*	10-Q	4/9/10	10.1	
10.2	Form of Restricted Stock Agreement used in connection with the Amended 1994 Performance and Restricted Stock Plan*	10-K	1/23/09	10.3	
10.3	1997 Employee Stock Purchase Plan, as amended*	8-K	4/26/11	10.1	
10.4	1996 Outside Directors Stock Option Plan, as amended*	10-Q	4/12/06	10.6	
10.5	Forms of Stock Option Agreements used in connection with the 1996 Outside Directors Stock Option Plan*	S-8	6/16/00	4.8	
10.6	2003 Equity Incentive Plan, as amended and restated*	8-K	4/13/12	10.1	
10.7	Form of Stock Option Agreement used in connection with the 2003 Equity Incentive Plan*	8-K	12/20/10	99.4	
10.8	Form of Indemnity Agreement*	10-Q	6/26/09	10.12	
10.9	Forms of Retention Agreement*	10-K	2/17/98	10.44	
10.10	Second Amended and Restated Master Lease of Land and Improvements by and between SMBC Leasing and Finance, Inc. and Adobe Systems Incorporated	10-Q	10/7/04	10.14	
10.11	Lease between Adobe Systems Incorporated and Selco Service Corporation, dated March 26, 2007	8-K	3/28/07	10.1	

Exhibit Number	Exhibit Description	Incorporated by Reference**			Filed Herewith
		Form	Date	Number	
10.12	Participation Agreement among Adobe Systems Incorporated, Selco Service Corporation, et al. dated March 26, 2007	8-K	3/28/07	10.2	
10.13	Master Amendment No. 2 among Adobe Systems Incorporated, Selco Service Corporation and KeyBank National Association dated October 31, 2011				X
10.14	Form of Restricted Stock Unit Agreement used in connection with the Amended 1994 Performance and Restricted Stock Plan*	10-K	1/26/12	10.13	
10.15	Form of Restricted Stock Unit Agreement used in connection with the 2003 Equity Incentive Plan*	10-K	1/26/12	10.14	
10.16	Form of Restricted Stock Agreement used in connection with the 2003 Equity Incentive Plan*	10-Q	10/7/04	10.11	
10.17	2005 Equity Incentive Assumption Plan, as amended*	10-Q	4/9/10	10.19	
10.18	Form of Stock Option Agreement used in connection with the 2005 Equity Incentive Assumption Plan*	8-K	12/20/10	99.10	
10.19	Allaire Corporation 1997 Stock Incentive Plan*	S-8	3/27/01	4.06	
10.20	Allaire Corporation 1998 Stock Incentive Plan, as amended*	S-8	3/27/01	4.07	
10.21	Allaire Corporation 2000 Stock Incentive Plan*	S-8	3/27/01	4.08	
10.22	Andromedia, Inc. 1999 Stock Plan*	S-8	12/7/99	4.09	
10.23	Blue Sky Software Corporation 1996 Stock Option Plan*	S-8	12/29/03	4.07	
10.24	Macromedia, Inc. 1999 Stock Option Plan*	S-8	8/17/00	4.07	
10.25	Macromedia, Inc. 2002 Equity Incentive Plan*	S-8	8/10/05	4.08	
10.26	Form of Macromedia, Inc. Stock Option Agreement*	S-8	8/10/05	4.09	
10.27	Form of Macromedia, Inc. Revised Non-Plan Stock Option Agreement*	S-8	11/23/04	4.10	
10.28	Form of Macromedia, Inc. Restricted Stock Purchase Agreement*	10-Q	2/8/05	10.01	

Exhibit Number	Exhibit Description	Incorporated by Reference**			Filed Herewith
		Form	Date	Number	
10.29	Adobe Systems Incorporated Form of Performance Share Program pursuant to the 2003 Equity Incentive Plan*	8-K	1/26/12	10.2	
10.30	Form of Award Grant Notice and Performance Share Award Agreement used in connection with grants under the Adobe Systems Incorporated 2008 Performance Share Program pursuant to the 2003 Equity Incentive Plan*	8-K	1/30/08	10.2	
10.31	2008 Award Calculation Methodology Exhibit A to the 2008 Performance Share Program pursuant to the 2003 Equity Incentive Plan*	8-K	1/30/08	10.3	
10.32	Adobe Systems Incorporated Deferred Compensation Plan*	10-K	1/24/08	10.52	
10.33	Adobe Systems Incorporated Executive Cash Performance Bonus Plan*	DEF 14A	2/24/06	Appendix B	
10.34	Second Amendment to Retention Agreement between Adobe Systems Incorporated and Shantanu Narayen, effective as of December 17, 2010*	10-K	1/27/11	10.40	
10.35	Employment offer letter between Adobe Systems Incorporated and Richard Rowley, dated October 30, 2006*	8-K	11/16/06	10.1	
10.36	Employment offer letter between Adobe Systems Incorporated and Mark Garrett dated January 5, 2007*	8-K	1/26/07	10.1	
10.37	Credit Agreement, dated as of March 2, 2012, among Adobe Systems Incorporated and certain subsidiaries as Borrowers, The Royal Bank of Scotland PLC and U.S. Bank National Association as Co-Documentation Agents, JPMorgan Chase Bank, N.A., as Syndication Agent, Bank of America, N.A. as Administrative Agent and Swing Line Lender, and the Other Lenders Party Thereto	8-K	3/7/12	10.1	
10.38	Purchase and Sale Agreement, by and between NP Normandy Overlook, LLC, as Seller and Adobe Systems Incorporated as Buyer, effective as of May 12, 2008	8-K	5/15/08	10.1	
10.39	Form of Director Annual Grant Stock Option Agreement used in connection with the 2003 Equity Incentive Plan*	8-K	12/20/10	99.8	
10.40	Form of Director Initial Grant Restricted Stock Unit Agreement in connection with the 2003 Equity Incentive Plan*	8-K	12/20/10	99.6	

Exhibit Number	Exhibit Description	Incorporated by Reference**			Filed Herewith
		Form	Date	Number	
10.41	Form of Director Annual Grant Restricted Stock Unit Agreement in connection with the 2003 Equity Incentive Plan*	8-K	12/20/10	99.7	
10.42	2009 Executive Annual Incentive Plan*	8-K	1/29/09	10.4	
10.43	Omniture, Inc. 1999 Equity Incentive Plan, as amended (the "Omniture 1999 Plan")*	S-1	4/4/06	10.2A	
10.44	Forms of Stock Option Agreement under the Omniture 1999 Plan*	S-1	4/4/06	10.2B	
10.45	Form of Stock Option Agreement under the Omniture 1999 Plan used for Named Executive Officers and Non-Employee Directors*	S-1	6/9/06	10.2C	
10.46	Omniture, Inc. 2006 Equity Incentive Plan and related forms*	10-Q	8/6/09	10.3	
10.47	Omniture, Inc. 2007 Equity Incentive Plan and related forms*	10-K	2/27/09	10.9	
10.48	Omniture, Inc. 2008 Equity Incentive Plan and related forms*	10-K	2/27/09	10.10	
10.49	Visual Sciences, Inc. (formerly, WebSideStory, Inc.) Amended and Restated 2000 Equity Incentive Plan*	10-K	2/29/08	10.5	
10.50	Visual Sciences, Inc. (formerly, WebSideStory, Inc.) 2004 Equity Incentive Award Plan (the "VS 2004 Plan") and Form of Option Grant Agreement*	10-K	2/29/08	10.6	
10.51	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the VS 2004 Plan*	10-K	2/29/08	10.6A	
10.52	Visual Sciences, Inc. (formerly, WebSideStory, Inc.) 2006 Employment Commencement Equity Incentive Award Plan and Form of Option Grant Agreement*	10-K	2/29/08	10.8	
10.53	Avivo Corporation 1999 Equity Incentive Plan and Form of Option Grant Agreement*	10-K	2/29/08	10.7	
10.54	The Touch Clarity Limited Enterprise Management Incentives Share Option Plan 2002*	S-8	3/16/07	99.5	
10.55	Forms of Agreements under The Touch Clarity Limited Enterprise Management Incentives Share Option Plan 2002*	S-8	3/16/07	99.6	

Exhibit Number	Exhibit Description	Incorporated by Reference**			Filed Herewith
		Form	Date	Number	
10.56	Form of Performance Share Program Award Grant Notice and Performance Share Program Performance Share Award Agreement pursuant to the 2003 Equity Incentive Plan*	10-K	1/26/12	10.61	
10.57	2010 Performance Share Program Award Calculation Methodology pursuant to the 2003 Equity Incentive Plan*	8-K	1/29/10	10.3	
10.58	Fiscal Year 2010 Executive Annual Incentive Plan*	8-K	1/29/10	10.4	
10.59	Day Software Holding AG International Stock Option/Stock Issuance Plan*	S-8	11/1/10	99.1	
10.60	Day Interactive Holding AG U.S. Stock Option/ Stock Issuance Plan*	S-8	11/1/10	99.2	
10.61	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement used in connection with the 2005 Equity Incentive Assumption Plan*	10-K	1/26/12	10.66	
10.62	Description of 2011 Director Compensation*	10-K	1/27/11	10.73	
10.63	Demdex, Inc. 2008 Stock Plan, as amended*	S-8	1/27/11	99.1	
10.64	Award Calculation Methodology to the 2011 Performance Share Program pursuant to the 2003 Equity Incentive Plan*	8-K	1/28/11	10.3	
10.65	2011 Executive Cash Performance Bonus Plan*	8-K	1/28/11	10.4	
10.66	2011 Executive Annual Incentive Plan*	8-K	1/28/11	10.5	
10.67	EchoSign, Inc. 2005 Stock Plan, as amended*	S-8	7/29/11	99.1	
10.68	TypeKit, Inc. 2009 Equity Incentive Plan, as amended*	S-8	10/7/11	99.1	
10.69	Auditude, Inc. 2009 Equity Incentive Plan, as amended*	S-8	11/18/11	99.1	
10.70	Auditude, Inc. Employee Stock Option Plan, as amended*	S-8	11/18/11	99.2	
10.71	Description of 2012 Director Compensation*	10-K	1/26/12	10.76	
10.72	Adobe Systems Incorporated 2011 Executive Severance Plan in the Event of a Change of Control for Prior Participants *	8-K	12/15/11	10.1	

Exhibit Number	Exhibit Description	Incorporated by Reference**			Filed Herewith
		Form	Date	Number	
10.73	Adobe Systems Incorporated 2011 Executive Severance Plan in the Event of a Change of Control*	8-K	12/15/11	10.2	
10.74	Award Calculation Methodology to the 2012 Performance Share Program pursuant to the 2003 Equity Incentive Plan*	8-K	1/26/12	10.3	
10.75	2012 Executive Annual Incentive Plan*	8-K	1/26/12	10.4	
10.76	Efficient Frontier, Inc. 2003 Stock Option/Stock Issuance Plan, as Amended and Restated*	S-8	1/27/12	99.1	
10.77	Form of Efficient Frontier, Inc. Non-Plan Notice of Grant, Stock Option Agreement and Stock Purchase Agreement*	S-8	1/27/12	99.2	
10.78	Nomination and Standstill Agreement between the Company and the ValueAct Group dated December 4, 2012	8-K	12/5/12	99.1	
12.1	Ratio of Earnings to Fixed Charges				X
21	Subsidiaries of the Registrant				X
23.1	Consent of Independent Registered Public Accounting Firm, KPMG LLP				X
24.1	Power of Attorney (set forth on the signature page to this Annual Report on Form 10-K)				X
31.1	Certification of Chief Executive Officer, as required by Rule 13a-14(a) of the Securities Exchange Act of 1934				X
31.2	Certification of Chief Financial Officer, as required by Rule 13a-14(a) of the Securities Exchange Act of 1934				X
32.1	Certification of Chief Executive Officer, as required by Rule 13a-14(b) of the Securities Exchange Act of 1934†				X
32.2	Certification of Chief Financial Officer, as required by Rule 13a-14(b) of the Securities Exchange Act of 1934†				X
101.INS	XBRL Instance				X
101.SCH	XBRL Taxonomy Extension Schema				X
101.CAL	XBRL Taxonomy Extension Calculation				X

Exhibit Number	Exhibit Description	Incorporated by Reference**			Filed Herewith
		Form	Date	Number	
101.LAB	XBRL Taxonomy Extension Labels				X
101.PRE	XBRL Taxonomy Extension Presentation				X
101.DEF	XBRL Taxonomy Extension Definition				X

* Compensatory plan or arrangement.

** References to Exhibits 10.19 through 10.28 are to filings made by Macromedia, Inc. References to Exhibits 10.43 through 10.55 are to filings made by Omniture, Inc.

† The certifications attached as Exhibits 32.1 and 32.2 that accompany this Annual Report on Form 10-K, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Adobe Systems Incorporated under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Form 10-K, irrespective of any general incorporation language contained in such filing.

Stock Performance Graph(*)

Five-Year Stockholder Return Comparison

The line graph below compares the cumulative stockholder return on our common stock with the cumulative total return of the Standard & Poor's 500 Index ("S&P 500") and the S&P 500 Software & Services Index for the five fiscal year periods ending November 30, 2012. The stock price information shown on the graph below is not necessarily indicative of future price performance.

The following table and graph assume that $100.00 was invested on November 30, 2007 in our common stock, the S&P 500 Index and the S&P 500 Software & Services Index, with reinvestment of dividends. For each reported year, our reported dates are the last trading dates of our fiscal year which ends on the Friday closest to November 30.

	2007	2008	2009	2010	2011	2012
Adobe Systems	$ 100.00	$ 54.96	$ 83.96	$ 69.15	$ 64.33	$ 82.14
S&P 500 Index	$ 100.00	$ 61.91	$ 77.32	$ 88.55	$ 91.83	$ 106.87
S&P 500 Software & Services Index	$ 100.00	$ 57.37	$ 86.99	$ 96.80	$ 104.83	$ 118.70


Comparison of Five Year Cumulative Total Return
$150
$100
$50
$0
2007
2008
2009
2010
2011
2012
Adobe Systems
S&P 500 Index
S&P 500 Software & Services

(*) The material in this report is not deemed "filed" with the SEC and is not to be incorporated by reference into any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filings.

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